Exhibit 99.1

National Instrument 43-101 Technical Report

Tombstone Silver Exploration Property

Cochise County, Arizona

Prepared for:

Tombstone Exploration Corporation

1515 Red Top Road

P.O. Box 1280

Tombstone, Arizona 85638

Prepared by:

Claudia Stone, R.G., C.P.G.

Allan V. Moran, R.G., C.P.G.

3275 W. Ina Rd, Suite 240

Tucson, Arizona 85741

Phone: (520) 544-3688

Fax: (520) 544-9853

e-mail: amoran@srk.com

April 18, 2008

TABLE OF CONTENTS

1	SUMMARY (ITEM 3)		1
	1.1	Introduction	1
	1.2	Property and Mining Rights	1
	1.3	Geology and Mineralization	1
	1.4	Resources	2
	1.5	Exploration Potential	3
	1.6	Conclusions and Recommendations	3
2	INTRODUCTION (ITEM 4)
	2.1	Client	4
	2.2	Purpose of Report	4
	2.3	Sources of Information	4
	2.4	Visits to the Property	5
	Allan V. Moran, R.G., C.P.G.		5
	Claudia Stone, R.G., C.P.G.		5
	2.5	Definitions of Terms	5
	Units of Measure		5
	The following list of conversions is provided for the convenience of readers more familiar with the Metric system.		5
	Acronyms		6
	Other Technical Terms		7
3	RELIANCE ON OTHER EXPERTS (ITEM 5)		7
4	PROPERTY LOCATION AND DESCRIPTION (ITEM 6)		7
	4.1	Location	8
	4.2	Description	11
	4.3	Mineral Claims and Leases	12
	Mineral Rights in Arizona		21
	Tombstone Exploration Mineral Titles		22
	Requirements to Maintain the Claims in Good Standing		22
	Titles and Obligations/Agreements		22
	Exceptions to Title Opinion		23
	4.4	Royalty Agreements and Encumbrances	23
	4.5	Required Permits and Status	23
	4.6	Environmental Liabilities	24
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY (ITEM 7)		24
	5.1	Access to Properties	24
	5.2	Climate	25
	5.3	Vegetation	25
	Physiography		25
	Local Resources		26
	Infrastructure		26

6	HISTORY (ITEM 8)		27
	6.1	Tombstone History	27
	6.2	Local Production	28
	6.3	Prior Ownership	32
	6.4	Exploration Activity	32
	Mellgren Properties		32
	U.S. Bureau of Mines		32
	Interstrat Resources Inc.		33
	Alanco Ltd.		34
	Jaba, Inc. Properties		34
	Major Exploration Companies		35
	6.6	Historical Mineral Resource and Mineral Reserve Estimates	36
7	GEOLOGICAL SETTING (ITEM 9)		36
	7.1	Regional Geologic Setting	36
	Regional Geology		36
	Regional Stratigraphy		37
		7.1.1.1 Precambrian Rocks	38
		7.1.1.2 Paleozoic Rocks	38
		7.1.1.3 Mesozoic Rocks	40
		7.1.1.4 Cenozoic Rocks	41
	Regional Structure		42
	7.2	Local Geologic Setting	43
	Local Geology		43
	Local Structure		44
	Alteration		45
	7.3	Geochemistry	46
	Mesquite Biogeochemical Investigation		46
	Mine Dump Geochemistry Investigation		47
	7.4	Property Geology	48
8	DEPOSIT TYPES (ITEM 10)		51
9	MINERALIZATION (ITEM 11)		52
	9.1	Types of Mineralization	52
	9.2	Favorable Rocks	53
	9.3	Favorable Structures	53
	9.4	Mineralized Structures	54
	9.5	Age of Mineralization	55
	Property Mineralization		55
10	EXPLORATION (ITEM 12)		55
	Exploration Drilling		55
	Geologic Mapping		56
	Sample Collection		58
	Conclusions		58
	Recommendations		58
11	DRILLING (ITEM 13)		61
	Drilling Procedures		61
	Drilling Program Results		61
	Conclusions		65
	Recommendations		65

12	SAMPLING METHOD AND APPROACH (ITEM 14)	65
	Sample Collection	65
	Conclusions	66
	Recommendations	66
13	SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)	67
	Sample Preparation	67
	Analytical Procedures	67
	Quality Control Procedures (QA/QC)	67
	Sample Security	68
	ISO 9000 Certification	68
	Conclusions	68
	Recommendations	68
14	DATA VERIFICATION (ITEM 16)	68
	Field Verification of Data	68
	Office Verification of Data	69
	Conclusions	69
15	ADJACENT PROPERTIES (ITEM 17)	70
16	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)	70
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)	70
18	OTHER RELEVANT DATA AND INFORMATION (ITEM 20)	70
19	INTERPRETATION AND CONCLUSIONS (ITEM 21)	71
	Opportunity	71
	Project Risks	71
20	RECOMMENDATIONS (ITEM 22)	72
	Geological Mapping and Sampling	72
	Drilling	72
	Other Geological and Metallurgical Work	72
	Proposed Budget	73
21	REFERENCES (ITEM 23)	73
	CERTIFICATES OF AUTHORS (ITEM 24)	76

LIST OF TABLES

Table

Page

Table 4-1	Tombstone Project — General Location of Claim Areas	11
Table 4-2	Summary of Parcel Elevations and Relief	12
Table 4-3	Unpatented Mining Claims — Locator Information	14
Table 4-4	Tombstone Exploration Corporation — Unpatented Mining Claims	14
Table 4-5	Tombstone Exploration Corporation — Patented Mining Claims	22
Table 4-6	Tombstone Exploration and Mining Corporation — State of Arizona Exploration Permits	23
Table 5-1	Elevations and Relief in the Tombstone Property Area	28
Table 6-1	Historic Production Reported for Western District	32
Table 6-2	Production History—Tombstone Mining District	33
Table 6-3	Cochise County and Tombstone Production Summary, 1879 – 1970	33
Table 6-4	Production From, and Owners of Principal Mines in the Western District	34
Table 7-1	Stratigraphy of the Tombstone Mining District	46
Table 7-2	Mesquite Metal Responses	51
Table 9-1	Principal Minerals of the Tombstone Mining District	56
Table 10-1	2007–2008 Surface Samples—Summary Assay Results	64
Table 10-2	Recent Surface Samples	64
Table 11-1	Drill Hole Summary Data	67
Table 11-2	Drill Hole Assay Summary Results	68
Table 14-1	Tombstone Check Assays Collected by the Authors	74
Table 20-1	Phase I Proposed Budget	83

LIST OF FIGURES

Figure

Page

Figure 4-1	General Location of Tombstone Mining District	9
Figure 4-2	Tombstone Exploration Corporation — General Claim Map	10
Figure 5-1	Typical Project Location and Access (State of Maine historical mine located at mid-hill in background)	30
Figure 7-1	Regional Setting of the Tombstone District	41
Figure 7-2	Regional Geology of the Tombstone District	42
Figure 7-3	Tombstone District Relative to Texas Zone and Wasatch-Jerome Zone	47
Figure 7-4	High Silver, Lead, and Zinc Ratios from Tombstone Mine-dump Samples	53
Figure 7-5	High Copper and Molybdenum Ratios from Tombstone Mine-dump Samples	54
Figure 10-1	Tombstone Property — Current Drill Hole Locations	61
Figure 10-2	Tombstone Property — Current Geologic Mapping and Exploration Targets	62
Figure 11-1	Typical Drill Hole Collar	67

v

1

SUMMARY (ITEM 3)

1.1

Introduction

The Tombstone Silver Exploration Property is a beginning-stage silver exploration project seeking to define silver mineralization that may be amenable to either open pit mining or underground mining. The area has been inactive for many tens of years due to low silver prices. Tombstone Exploration Corporation (Tombstone Exploration) has acquired claims and exploration permits for 11,625.31 acres in the area.

The Tombstone Property is situated in the historic Tombstone mining district, Cochise County, Arizona. The Tombstone mining district is approximately 70 miles (mi)) southeast of Tucson, Arizona and 40 mi north of the international border with Mexico. The town of Tombstone is situated directly northeast of the project area. The San Pedro River is approximately 9 mi west of the area.

The current prices of silver and gold make the area attractive as an exploration target. Tombstone Exploration is listed on the OTCBB securities market (stock symbol: TMBXF).

1.2

Property and Mining Rights

Tombstone Exploration has acquired a portfolio of exploration targets contained within four non-contiguous parcels. The largest parcel is in the western part of the mining district, on which are located many of the smaller historic mines with confirmed silver mineralization. The largest historic mines of the late 1800s and early 1900s are located principally to the east, in the central part of the district.

The Tombstone Property comprises 11,625.31 acres in four non-contiguous parcels. The parcels consist of:

330 unpatented lode claims covering 5,726.10 acres located on U.S. federal lands administered by the U.S. Bureau of Land Management (BLM),

8 patented lode claims covering 145.58 acres, and

13 mineral exploration permits covering 5,753.63 acres located on Arizona state lands.

A land-status report has been prepared for the property by a contract Landsman expressly for Tombstone Exploration. The report documents that Tombstone Exploration has acquired an undivided 100 percent mineral interest in the properties. Pre-existing competitor claims occupy undefined parts of two sections. Five owners of record hold surface rights to portions of certain claims and will require negotiation of a surface use agreement.

1.3

Geology and Mineralization

The general and economic geology of the Tombstone mining district has been published in early technical journals and early issues of the U.S. Mineral Resources. The early reports focused on the central mining district where the more productive mines were located. The more substantive historic reports are Blake, 1882; Church, 1903; Ransome, 1920; Butler, Wilson, and Rasor, 1938; and Gilluly, 1956. More recently work in the Tombstone area by the U.S. Geological Survey and students has produced reports that focus upon specific topics such as hydrogeology (Hollyday, 1963), economic geology (Newell, 1974), the Bisbee Group (Force, 1996), and manganese deposits (various reports by the U.S. Bureau of Mines).

Rocks in the Tombstone area range from Precambrian to Quaternary in age. The oldest rock is fine-grained, grayish Precambrian Pinal schist. It was intruded by granitic and porphyritic rocks also identified as Precambrian. Unconformably overlying the Precambrian rocks is a thick sequence of Paleozoic sedimentary rocks that change from mainly limestone to mainly sandstone and shale. The uppermost unit, the Naco limestone is an erosion surface unconformably overlain by the Mesozoic (Late Jurassic and Early Cretaceous) Bisbee group, a series of conglomerate, sandstone, quartzite, shale, and limestone with two or three lenses of soft, bluish-gray limestone. The thickness of the Bisbee group probably exceeds 3,000 feet.

The deposition of the Mesozoic sedimentary rocks was followed by a period of deformation and igneous activity. The two major intrusions were the Late Cretaceous Schieffelin granodiorite and the Uncle Sam porphyry, which were accompanied by dikes of granodiorite to dioritic composition. Silver deposits in the mining district have been recognized in association with the folding, faulting, igneous intrusions, and fissuring of this period. The main structural features associated with mineralization are north-south (dike) fissure, faults, anticlines and rolls, and northeast fissures. Most of the deposits are associated with at least two structural features, often at their intersection.

The Tombstone Exploration target concept is initially seeking northeast-striking fissure-vein deposits that are projected to connect historic deposits and prospects along strike and to extend for a substantial depth beneath the water table. The horizontal and vertical extensions of the fissure veins are expected to be more definable by current exploration and mining methods.

1.4

Resources

The property does not have historical resource or reserve figures. Tombstone was a silver bonanza historical district, and most exploration data since the time of the boom (1878 to approximately 1911) generally is not available. No resources have been delineated at this time on the Tombstone Property, as the properties are in the early stage of exploration.

Historical cut-off grades for the Tombstone district are not available. What production figures exist, as reported in the literature, are reported here for historical context. Values are reported in historical dollars, as in the literature. Tombstone Exploration is not treating the historical production figures as representative of current or future mineral production.

Varied historical production has been reported for the Tombstone mining district over the years. Detailed reports from the early period of the district generally were prepared by prominent mining engineers of the day and published in the Transactions of the American Institute of Mining Engineers. Production was typically reported in dollars. Blake (1902) reported the historical values of gold and silver produced by the mine principal Tombstone mines and mills, to the end of 1881, was $7.4 million. Hamilton (1884) reported that between 1879 and 1884 the Tombstone mining district produced $25 million in precious metals. Church (1902) estimated the yield up to the end of 1901 amounted to about $25 million.

Sarle (1928) prepared an independent report that stated the Tombstone mining district had known ore production totaling $85 million, gross value, of which approximately $6 million came from a dozen or more mines in the western district.

Butler and others (1938) evaluated early production records and concluded that production to that time averaged more than a third of a million dollars per year. They estimated the value of the metals produced to the close of 1936 at $37 million: $19 million from 1879 to 1886, and $18 million from 1886 to 1936.

Keith (1973) concluded that through 1970 the total value of Tombstone production exceeded $38.8 million.

Moore and Roseveare (1969) estimated that between 1887 and 1940, 100,000 to 200,000 ounces per year of Arizona silver production came from the silver deposits of the Tombstone mining district, but since 1950, over 90 perent of silver produced in Arizona has been a byproduct of base-metal ores: copper (80 percent), lead-zinc (10 percent), and complex copper-lead-zinc (4–5 percent).

The historic silver price in 1879 was $1.144 per oz and in 1970 it was $1.635. In the intervening years the price of silver ranged from $0.254 to $2.060 per oz (Kitco, 2008).

The U.S. Bureau of Mines (1947, 1956, 1961) conducted investigations and reported on manganese production in the Tombstone district. The most recent of these reports stated that lessees had produced 900 tons or more of sorted manganese ore between February and August 1957.

1.5

Exploration Potential

There is potential to tie together the northeast-striking mineralized fissures into a deposit that would be amenable to underground or open pit mining and to extend the depths of mineralization to perhaps hundreds of feet beneath the water table; the exploration potential below the water table was minimally explored and/or mined in the past. District exploration potential includes a reported porphyry copper target in the region.

1.6

Conclusions and Recommendations

The Tombstone Silver Exploration Property represents a beginning exploration project with a limited amount of historical and current data. The data are insufficient to take the property to resource classification by current industry standards.

The deposits in the central mining district are well documented through various reports in the literature and several master- and doctoral-level theses. The Tombstone property, to the west of the largest historical ore deposits, nonetheless represents an opportunity to target a resource by current methodologies of mapping, drilling, and geophysical surveys that may be successfully extracted with present-day techniques. In light of silver commodity price increases in recent years, the Tombstone Project warrants a current evaluation.

SRK makes the following recommendations. Details are in relevant sections of the report.

1. Use industry-standard software mapping and record-keeping.

2. Conduct additional inclined and vertical drilling, both reverse circulation and core drilling, and appropriate downhole surveys.

3. Convert historical and current drill logs to digital format logs.

4. Develop Standard Operating Procedures for sampling programs.

5. Analyze the half-core samples from the entire drill hole, for several drill holes.

6. Consult an independent geochemist to establish protocols for the onsite initial sample preparation

7. Compare assay results of duplicate samples from two laboratories to determine analytical precision.

2

INTRODUCTION (ITEM 4)

2.1

Client

This NI 43-101-compliant Technical Report was prepared by SRK Consulting (USA), Inc. of Tucson, Arizona at the request of Mr. Alan Brown, President and CFO, Tombstone Exploration Corporation, a junior exploration company with the active corporate office at 1515 Red Top Road, Tombstone, Arizona 85638, U.S.A. a subsidiary office at 250 Blairgowrie Place, Nanimo, B.C. V9T 4P5, Canada. Tombstone Exploration Corporation is listed on the Over-the Counter Bulletin Board (OTCBB) securities market (stock symbol, TMBXF). Tombstone Exploration controls mineral leases in the historic Tombstone silver mining district in Cochise County, southeastern Arizona, which are the subject of this report.

2.2

Purpose of Report

This report was written to provide a Technical Report prepared according to Canadian National Instrument NI 43-101 guidelines and formatted according to Form NI 43-101F1.

The intent of this Technical Report is to provide the reader with a review of the historical silver deposits and exploration activities in the Tombstone mining district, and in particular to provide a more detailed review of the current and historical activities and data available for the specific area that is the current target of the Tombstone Silver Exploration Property.

Tombstone Exploration controls 100 percent of the mineral rights to multiple properties covering 11,625.31 acres in the historical Tombstone mining district. The company intends to examine the property, initially drilling five targets in the western part of their holdings, in order to advance the Project. This NI 43-101 Technical Report is the first step in that process of documenting the project data that are available for the Property. Recent exploration performed by Tombstone Exploration includes nine reverse-circulation exploration holes; reconnaissance geologic mapping; trenching; and assaying 115 samples taken from drill cuttings, surface outcrops, mine dumps, trenches, and underground workings.

As the Tombstone Property has had only limited physical work completed on the Property in the past 2 years, and the historical resource estimates are not documented in sufficient detail to reconcile categories by current CIM (Canadian Institute of Mining, Metallurgy and Petroleum) categories of resource definition, there is no stated current resource in this Technical Report, according to NI 43-101 guidelines. Therefore, the report includes discussions of Items 1 through 22 (Recommendations) of Form NI 43-101F1, but does not include discussions of Items 18 and 19, Mineral Processing and Metallurgical Testing and Mineral Resource and Mineral Reserve Estimates, respectively. This report is prepared using the industry accepted CIM Standards of Disclosure for Mineral Projects for disclosing mineral exploration information, and the Canadian Securities Administrators revised regulations in NI 43-101 (Standards of Disclosure For Mineral Projects), and Companion Policy 43-101CP.

2.3

Sources of Information

Numerous sources of information were used in the preparation of this Technical Report. These include more than 30 historical documents in digital, scanned, or hard-copy format, the majority of which were obtained from Tombstone Exploration, the Arizona Geological Survey, or downloaded from the Internet. Other sources of information were from the authors’ personal libraries, the Science Library at the University of Arizona, and current data generated by Tombstone Exploration. The documents are enumerated in Section 21 (References) and in the various chapters where they are cited.

The historical reports from the approximate period 1878 through 1936 generally were prepared by prominent mining engineers of the day who typically reported production in historical dollars, or were published as “notes” in the Engineering & Mining Journal. More recent reports—between 1963 and 2007—generally were prepared by mining companies whose work is not available, the U.S. Geological Survey, or students as masters- or doctoral-level theses. Two reports prepared by independent geologists are available. Results of recent exploration work conducted on the property by Tombstone Exploration included assay certificates, a land-status report, and drill logs for nine reverse-circulation drill holes. The site visit permitted examination of accessible and representative outcrops, trenches, shafts, adits, and mine dumps with exposures of mineralized rock.

2.4

Visits to the Property

Both Qualified Persons signatory to this Technical Report visited the Property on February 6, 2008. The mining claims and exploration permits presently controlled by Tombstone Exploration comprise four non-contiguous parcels, referred to in this report as the west, north, east, central, and south areas. As the company is presently concentrating on targets in the west area, which comprises their largest group of claims, only the west area was visited, and the west area is the main focus of this report. Historically, silver mineralization cropped out at the surface at numerous localities in the Tombstone district, and historic shafts, adits, and pits in close proximity are abundant in the west area. The more important of these historic structures and one underground working were examined, as were historic mine dumps, recent trenches, one recent drill site, and the client’s secure storage container.

Allan V. Moran, R.G., C.P.G.

Allan Moran conducted an onsite review of the property on February 6, 2008. Mr. Moran is a “Qualified Person” as defined by NI 43-101, and is a co-author responsible for review of all sections of this report.

Claudia Stone, R.G., C.P.G.

Claudia Stone conducted an onsite review of the property on February 6, 2008 and a detailed review of the Tombstone Property files. She is a “Qualified Person” as defined by NI-43-101, and is the primary co-author of all sections of this report.

2.5

Definitions of Terms

American versions of Imperial English units of measure (U.S. Customary Units) are used in this report as these are the commonly used units of measure in the United States. Analytical results are generally reported as ounces per short ton (oz/Ton) or parts per million (ppm) for silver (Ag) and gold (Au); percent for lead (Pb), zinc (Zn), copper (Cu), and manganese (Mn); and ppm for other trace elements (1,000 ppm = 0.1%, 10,000 ppm = 1.0%).

Units of Measure

The following list of conversions is provided for the convenience of readers more familiar with the Metric system.

LINEAR MEASURE

1 foot (ft)

= 0.3048 meters

1 yard (yd)

= 3.0 ft

= 0.9144 meters

1 mile (mi)

= 5,280 ft

= 1.6093 kilometers

AREA MEASURE

1 acre

= 0.4047 hectares

1 square mile

= 640 acres

= 259 hectares

WEIGHT

1 short ton (T)

= 2000 pounds (lb)

= 0.9072 metric tons (tonnes(t))

1 pound (lb)

= 16 ounces (oz)

= 0.4536 kilograms (kg)

= 14.583 troy ounces

ANALYTICAL VALUES

gram/tonne

= 1.0 ppm

 = 0.02917 oz Troy/short ton

= 0.03215 oz Troy/tonne

oz Troy/tonne (oz/t) = 31.1035 grams/tonne (g/t)

oz Troy/short ton (oz/T) = 34.2857 grams/tonne (g/t)

All dollar amounts used in this report are US$.

Acronyms

Frequently used acronyms are listed below:

AAS

Atomic absorption spectroscopy, an analytical procedure (cf: AA).

Ag

Silver

Au

Gold

Cu

Copper

ft

feet

ICP

Inductively-coupled plasma spectroscopy, an analytical procedure

Mn

Manganese

Pb

Lead

Oz/Ton

ounces per short ton

opt

ounces per short ton

ppm

parts per million

QA/QC

Quality Assurance/Quality Control; procedures used to assure accuracy and consistency of analytical results

Zn

Zinc

Other Technical Terms

Tombstone Property: Used in this report for the eight patented mining claims, 330 BLM-administered unpatented mining claims, and 13 exploration permits on Arizona state lands that comprise the property land position and the immediately adjacent geological features, both of which are within the Tombstone mining district as defined by historical exploration and development work.

Alabandite: A manganese sulfide mineral with the formula MnS

Chalcocite: A copper- and sulfur-bearing mineral (Cu2S) a common secondary copper ore mineral.

Chalcopyrite: A brassy mineral (CuFeS2) the primary ore of copper.

Manganiferous Limestone: A thickly bedded massive limestone in which the mineralization is characterized by large amounts of manganese.

3

RELIANCE ON OTHER EXPERTS (ITEM 5)

The authors, as Qualified Persons, have examined the historical data for the Tombstone Property and recent drill and assay data provided by Tombstone Exploration, and have relied upon that basic data to support the statements and opinions presented in this Technical Report. In the opinion of the authors, the Tombstone Exploration data are present in sufficient detail to support exploration concepts, and are generally correlative, credible, and verifiable in the field. The project data are a reasonable representation of the Tombstone Property.

Supporting back-up information, such as original field mapping, level plans, and detailed project reports existed at one time, but most are not now part of the project data files in possession of Tombstone Exploration. There is no known master file index that existed earlier listing the contents or location of all historical files; however, it is the opinion of the authors that the gaps in the information for the Tombstone Property do not materially detract from an understanding or definition of the stated exploration targets or concepts. Sufficient information is available to prepare this report, and any statements in this report related to deficiency of information are directed at information which, in the opinion of the authors, has been lost over the last 100 years of owner tenure and transfer of property files, or is information that is recommend by SRK to be acquired.

The authors have relied upon the work of others to describe the land tenure and land title in Arizona (refer to Section 4). The authors are not qualified with respect to environmental laws in Arizona, as regarding issues addressed in Section 4.6 of this report – Environmental Liabilities.

The authors and SRK Consulting (U.S.) Inc are not insiders, associates, or affiliates of Tombstone Exploration Corp. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Tombstone Exploration and the authors or SRK Consulting (U.S.) Inc. SRK will be paid a fee for its work in accordance with normal professional consulting practice.

4

PROPERTY LOCATION AND DESCRIPTION (ITEM 6)

The property location and description are presented in this section.

4.1

Location

The Tombstone Property is located in southwest Cochise County, Arizona on patented mining claims, public lands administered by the Bureau of Land Management, and state lands administered by the Arizona State Land Department. The property consists of four non-contiguous parcels situated in Sections 7 and 18, Township 20 South, Range 23 East; Sections 7–10 and 15–20, Township 20 South, Range 22 East; Sections 24–26 and 36, Township 20 South, Range 22 East; Sections 19, 30, and 31, Township 20 South, Range 23 East; and Sections 20 and 21, Township 21 South, Range 23 East.

The Property is situated near the town of Tombstone, within the historic Tombstone mining district. The general location of the Tombstone mining district is shown on Figure 4-1. The San Pedro River lies about 2 mi west of the Property’s westernmost boundary. Tombstone is approximately 70 mi southeast of Tucson and 24 mi northwest of Bisbee, Arizona. The Property may be reached from Tucson via Interstate Highway 10 to Benson and SR 80 from Benson to Tombstone. A simplified version of the claim map showing the locations of the parcels is shown on Figure 4-2. The general locations of the claims are listed in Table 4-1.

Figure 4-1 General Location of Tombstone Mining District

Tombstone
East Parcel
West Parcel
Central Parcel
South Parcel

 Figure 4-2 Tombstone Exploration Corporation — General Claim Map

Parcel Name (relative to town of Tombstone)	U.S. Geological Survey 7½” topographic map	Approximate Parcel Center		Cadastral Locations Township/Range/Section	Parcel Location (relative to town of Tombstone)	Approximate Surface Area (Acres)
		Latitude/Longitude	UTM Coordinates (Zone 12S)
West area	Tombstone, Ariz. and Fairbanks, Ariz.	31° 41’ 33”N 110° 06’ 31”W	584,478 meters E 3,506,698 meters N	T20S-R22E, Sections 7 through 10 and Sections 15 through 20, (some are partial sections)	3.2 km (2 mi) W of town	7,400
North area	Tombstone, Ariz.	31° 42’ 02”N 110° 02’ 03”W	591,517 meters E 3,507,512 meters N	T20S-R23E, Sections 7 and 18	0.80 km (½ mi) E of town and E of Arizona SR 80	1,280
Central area	Tombstone, Ariz.	31° 40’ 00”N 110° 02’ 30”W	590,857 meters E 3,503,707 meters N	T20S-R22E, parts of Sections 24, 25, 26, and 36 (Sections 26 & 36 are close to but separated from the main parcel) T20S-R23E, parts of Sections 19, 30 and 31	4.0 km (2.5 mi) SE of town and mainly W of SR 80	1,665
South area	Tombstone SE, Ariz.	31° 35’ 26”N 110° 01’ 13”W	592,951 meters E 3,495,470 meters N	T21S-R23E, Sections 20 and 21	11.3 km (7 mi) S of town and E of SR 80	1,280, exclusive of small private inholdings

Table 4-1 Tombstone Project — General Location of Claim Areas

4.2

Description

The town of Tombstone is at an elevation of 4,530 ft, on the northeast flank of the Tombstone Hills within the upper San Pedro River drainage basin. The Tombstone Hills are low scattered hills that have a maximum elevation of 5,320 ft and are composed of igneous and sedimentary rocks. The alluvial plain that occupies the angle between the Dragoon Mountains to the northeast and the Tombstone Hills slopes at about 75 ft to the mile west toward the San Pedro River. With few exceptions the tributary washes in the region flow for less than 1 percent of the year, which is during flash runoff following summer thunderstorms.

The Property is situated in the semi-arid borderland of the Sonoran/Chihuahuan deserts, with elevations across the area that range from a low of 4,125 ft in the west parcel to a high of 5,724 ft in the south parcel. The maximum relief between peak and basin, which is in the south parcel, exceeds 1,200 ft. Detailed descriptions of each parcel follow, with elevations and relief listed in Table 4-2.

West Parcel: The west parcel is generally flat with low hills (Uncle Sam Hills, the Three Brothers, and the Tombstone Hills), and is incised by intermittently flowing drainages that are tributary to the San Pedro River. The west parcel is an irregular-shaped parcel with maximum dimensions of 18,500 ft (3.4 mi ) east-west and 15,500 ft (2.9 mi) north-south. The total surface area is nearly 10 mi2. The elevation in the west parcel ranges from 4,125 to 5,125 ft. Mays Hills is the highest peak in this area. Exposure of rock is good in the hills, cliffs, trenches, road cuts, and washes. Some rocks crop out in alluvial covered areas.

North Parcel: The north parcel lies east of the town of Tombstone and is covered by alluvium supporting typical desert vegetation. This flat lying area is crossed by ephemeral streams that flow northerly into Walnut Gulch wash. The north parcel is rectangular, with dimensions of 5,280 ft (1 mi) east-west and 10,560 ft (2 mi) north-south. The total surface area is approximately (2 mi2). The elevation in this parcel ranges from 4,450 to 4,850 ft. Existing dirt roads provide excellent access to the north parcel.

Central Parcel: The central parcel includes two nearby half sections that are not contiguous. The parcel is occupied by both hills and low lying lands. There are some ephemeral drainages that cut the hills any wind their way from easterly to southerly and then westerly to the San Pedro River. The vegetation is similar to the other parcels. The central parcel is an irregular-shaped parcel with maximum dimensions (main parcel) of 9,000 ft (1.7 mi) east-west and 11,600 ft (2.2 mi) north-south. The total surface area of main parcel is approximately 3.74 mi2. Two nearby half sections (320 acres each) are an additional 1 mi2. The elevation ranges from 4,475 to 5,325 ft.

South Parcel: The south parcel is approximately 7.1 mi south of Tombstone and is a limestone mountain that trends east-west for 2 mi. The main part of the mountain can be reached only by all-terrain vehicle or by foot. The south parcel is rectangular, with dimensions of 10,560 ft (2 mi) east-west and 5,280 ft (1 mi) north-south. The total surface area is somewhat less than 2 mi2 owing to small private inholdings. The topography of this parcel is steep and rises 1,200 ft above the valley to a height of 5,724 ft. The parcel is vegetated typically with ocotillo, desert shrubs, and grasses.

Table 4-2 Summary of Parcel Elevations and Relief

Parcel	Lowest Elevation (ft	Highest Elevation (ft)	Approximate Relief (ft)
West	4,125 (SW corner)	5,125 (Mays Hills)	1,000
North	4,450 (N center)	4,850 (SW corner)	400
Central	4,475 (S½ Sec. 36)	5,325 (N½ Sec. 26)	850
South	4,500 (SW corner)	5,724 (W center)	1,224

4.3

Mineral Claims and Leases

Tombstone Exploration controls 330 unpatented lode claims covering 5,726.10 acres located on U.S. federal lands administered by the U.S. Bureau of Land Management (BLM), eight patented lode claims covering 145.58 acres, and 13 mineral exploration permits covering 5,753.63 acres located on Arizona state lands. The claims are on four non-contiguous parcels in the historic Tombstone mining district. The maps for each federal mining claim are on file with the U.S. Bureau of Land Management (BLM), and constitute the legal land description for each claim. Arizona State Exploration Permits are issued according to the legal land subdivision which is Section, Township and Range; information relating to Tombstone Exploration’s exploration permits is on file with the Arizona State Land Department.

The unpatented lode claims lie atop BLM surface and minerals, state surface with USA minerals, and fee surface with USA minerals. All of the unpatented claims are fully controlled by Pure Capital, Inc.1 except 24 claims (Silver Bullet 5-14 and 31-34, which are staked over a Stock Raising Homestead Entry (SRHE) in the NW¼ NE¼ and W½ (excepting patented mining claims) of Sec. 9, T20S-R22E. Although the SRHE patent holder has surface rights, Tombstone Exploration has the right to enter for exploration purposes. Information on the locators of the unpatented claims is summarized in Table 4-3. A listing of the unpatented claims with BLM and county numbers, filing dates, and registered numbers is given in Table 4-4.

The eight patented claims comprise 145.58 acres. Tombstone Exploration has an undivided 100 percent mineral interest in the eight claims as both the record mineral owner and the assessed mineral owner. Surface ownership of the patented claims, however, is held by two individuals and three couples. The assessed and record surface owners are the same for each patented claim. Detailed information on the patented claims, including surface owners, is given in Table 4-5.

The 13 mineral exploration permits acquired by Tombstone Exploration from the State of Arizona provides the company with the exclusive right to explore for and develop the minerals on those lands. The State of Arizona is the record surface and mineral owner of the land covered by the exploration permits. Tombstone Exploration is the record permittee of the state lands. Information on the mineral exploration permits is given in Table 4-6.

____________________________

1 The Temcorp unpatented claims are owned by Pure Capital, Inc. Tombstone Exploration reports they requested BLM to change the ownership name to Tombstone Exploration Corporation, but that has not yet been effected.

Pure Capital Incorporated, a Canadian corporation, announced on February 5, 2007 that it was changing the company name to Tombstone Exploration Corporation (Prime Newswire, February 5, 2007). The press release stated that since the company is now engaged in mineral development, expansion and exploration, this name change better reflects the direction of the company, following the acquisition of mining prospects in Tombstone, Arizona on November 30, 2006. All operations in Arizona will be conducted through Tombstone Exploration & Mining Corp. (TEMC), a Nevada corporation established on January 16, 2007 and a wholly owned subsidiary of the company. Tombstone Exploration & Mining Corporation is registered with the Arizona Corporation Commission.

Table 4-3 Unpatented Mining Claims — Locator Information

Unpatented Claims	Location Date	Locator
Silver Bullet #1–56	01/31/2005	Silver Bullet Mining, Inc. 1517 CR 203 Liverpool, TX 77577
Mintexx #1–48	02/14/2006	Mintexx, Inc. 1090 Pinellas Bayway South, #C-7 Tierra Verde, FL 33715
Rhem #1–115 Rhem #190–249	09/01/2006 09/01/2006	Redhawk Exploration & Mining, Inc. P.O. Box 1280 Tombstone, AZ 85638
Temcorp #1–11	12/14/2007	Tombstone Exploration and Mining Corporation P.O. Box 1280 Tombstone, AZ 85638

Table 4-4 Tombstone Exploration Corporation — Unpatented Mining Claims

Claim Name/Number	Serial No	Last Assess. Year	Mc Loc Date	County FEE #	Twp	Rng	Sec	Quarter Section
SILVER BULLET #1	AMC364521	2008	1/31/2005	050103084	20	22	09	SE
SILVER BULLET #2	AMC364522	2008	1/31/2005	050103085	20	22	09	SE
SILVER BULLET #3	AMC364523	2008	1/31/2005	050103086	20	22	09	SE
SILVER BULLET #4	AMC364524	2008	1/31/2005	050103087	20	22	09	SE
SILVER BULLET #5	AMC364525	2008	1/31/2005	050103088	20	22	09	SW SE
SILVER BULLET #6	AMC364526	2008	1/31/2005	050103089	20	22	09	SW
SILVER BULLET #7	AMC364527	2008	1/31/2005	050103090	20	22	09	SW
SILVER BULLET #8	AMC364528	2008	1/31/2005	050103091	20	22	09	SW
SILVER BULLET #9	AMC364529	2008	1/31/2005	050103092	20	22	09	SW
SILVER BULLET #10	AMC364530	2008	1/31/2005	050103093	20	22	09	NW SW
SILVER BULLET #11	AMC364531	2008	1/31/2005	050103094	20	22	09	NW SW
SILVER BULLET #12	AMC364532	2008	1/31/2005	050103095	20	22	09	NW SW
SILVER BULLET #13	AMC364533	2008	1/31/2005	050103096	20	22	09	NW SW
SILVER BULLET #14	AMC364534	2008	1/31/2005	050103097	20	22	09	NE NW SW SE
SILVER BULLET #15	AMC364535	2008	1/31/2005	050103098	20	22	09	NE SE
SILVER BULLET #16	AMC364536	2008	1/31/2005	050103099	20	22	09	NE SE
SILVER BULLET #17	AMC364537	2008	1/31/2005	050103100	20	22	09	NE SE
SILVER BULLET #18	AMC364538	2008	1/31/2005	050103101	20	22	09	NE SE
SILVER BULLET #19	AMC364539	2008	1/31/2005	050103102	20	22	09	NE
SILVER BULLET #20	AMC364540	2008	1/31/2005	050103103	20	22	09	NE
SILVER BULLET #21	AMC364541	2008	1/31/2005	050103104	20	22	09	NE
SILVER BULLET #22	AMC364542	2008	1/31/2005	050103105	20	22	09	NE
SILVER BULLET #23	AMC364543	2008	1/31/2005	050103106	20	22	09	NE NW
SILVER BULLET #24	AMC364544	2008	1/31/2005	050103107	20	22	09	NW
SILVER BULLET #25	AMC364545	2008	1/31/2005	050103108	20	22	09	NW
SILVER BULLET #26	AMC364546	2008	1/31/2005	050103009	20	22	09	NW
SILVER BULLET #27	AMC364547	2008	1/31/2005	050103110	20	22	09	NW
SILVER BULLET #28	AMC364548	2008	1/31/2005	050103111	20	22	09	NW
SILVER BULLET #29	AMC364549	2008	1/31/2005	050103112	20	22	09	NW
SILVER BULLET #30	AMC364550	2008	1/31/2005	050103113	20	22	09	NW
SILVER BULLET #31	AMC364551	2008	1/31/2005	050103114	20	22	09	NW
SILVER BULLET #32	AMC364552	2008	1/31/2005	050103125	20	22	09	NE NW
SILVER BULLET #33	AMC364553	2008	1/31/2005	050103126	20	22	09	NE
SILVER BULLET #34	AMC364554	2008	1/31/2005	050103127	20	22	09	NE
SILVER BULLET #35	AMC364555	2008	1/31/2005	050103128	20	22	09	NE
SILVER BULLET #36	AMC364556	2008	1/31/2005	050103129	20	22	09	NE
SILVER BULLET #37	AMC364557	2008	1/31/2005	050103130	20	22	10	SW
SILVER BULLET #38	AMC364558	2008	1/31/2005	050103131	20	22	10	SW

Claim Name/Number	Serial No	Last Assess. Year	Mc Loc Date	County FEE #	Twp	Rng	Sec	Quarter Section
SILVER BULLET #39	AMC364559	2008	1/31/2005	050103132	20	22	10	SW
SILVER BULLET #40	AMC364560	2008	1/31/2005	050103133	20	22	10	SW
SILVER BULLET #41	AMC364561	2008	1/31/2005	050103134	20	22	10	NW SW
SILVER BULLET #42	AMC364562	2008	1/31/2005	050103115	20	22	10	NW SW
SILVER BULLET #43	AMC364563	2008	1/31/2005	050103116	20	22	10	NW SW
SILVER BULLET #44	AMC364564	2008	1/31/2005	050103117	20	22	10	NW SW
SILVER BULLET #45	AMC364565	2008	1/31/2005	050103118	20	22	10	NW
SILVER BULLET #46	AMC364566	2008	1/31/2005	050103119	20	22	10	NW
SILVER BULLET #47	AMC364567	2008	1/31/2005	050103120	20	22	10	NW
SILVER BULLET #48	AMC364568	2008	1/31/2005	050103121	20	22	10	NW
SILVER BULLET #49	AMC364569	2008	1/31/2005	050103122	20	22	10	NW
SILVER BULLET #50	AMC364570	2008	1/31/2005	050103123	20	22	10	NW
SILVER BULLET #51	AMC364571	2008	1/31/2005	050103124	20	22	10	NW
SILVER BULLET #52	AMC364572	2008	1/31/2005	050103135	20	22	10	NW
SILVER BULLET #53	AMC364573	2008	1/31/2005	050103136	20	22	15	NW
SILVER BULLET #54	AMC364574	2008	1/31/2005	050103137	20	22	15	NW
SILVER BULLET #55	AMC364575	2008	1/31/2005	050103138	20	22	15	NW
SILVER BULLET #56	AMC364576	2008	1/31/2005	050103139	20	22	15	NW
Total Acres – Silver Bullet Claims: 929.22 acres / 375.96 hectares
MINTEXX #1	AMC367740	2008	8/1/2005	050934830	20	22	20	NW
MINTEXX #2	AMC367741	2008	8/1/2005	050934831	20	22	20	NW
MINTEXX #3	AMC367742	2008	8/1/2005	050934832	20	22	20	NW
MINTEXX #4	AMC367743	2008	8/1/2005	050934833	20	22	20	NW
MINTEXX #5	AMC367744	2008	8/1/2005	050934834	20	22	20	NE NW
MINTEXX #6	AMC367745	2008	8/1/2005	050934835	20	22	20	NE
MINTEXX #7	AMC367746	2008	8/1/2005	050934836	20	22	20	NE
MINTEXX #8	AMC367747	2008	8/1/2005	050934837	20	22	20	NE
MINTEXX #9	AMC367748	2008	8/1/2005	050934838	20	22	20	NE
MINTEXX #10	AMC367749	2008	8/1/2005	050934839	20	22	20	NE
MINTEXX #11	AMC367750	2008	8/1/2005	050934840	20	22	20	NE
MINTEXX #12	AMC367751	2008	8/1/2005	050934841	20	22	20	NE
MINTEXX #13	AMC367752	2008	8/1/2005	050934842	20	22	20	NE
MINTEXX #14	AMC367753	2008	8/1/2005	050934843	20	22	20	NE
MINTEXX #15	AMC367754	2008	8/1/2005	050934844	20	22	20	NW
MINTEXX #16	AMC367755	2008	8/1/2005	050934845	20	22	20	NW
MINTEXX #17	AMC367756	2008	8/1/2005	050934846	20	22	20	NW
MINTEXX #18	AMC367757	2008	8/1/2005	050934847	20	22	20	NW
MINTEXX #19	AMC367758	2008	8/1/2005	050934848	20	22	20	NW
MINTEXX #20	AMC367759	2008	8/1/2005	050934849	20	22	20	NW SW
MINTEXX #21	AMC367760	2008	8/1/2005	050934850	20	22	20	NW SW
MINTEXX #22	AMC367761	2008	8/1/2005	050934851	20	22	20	NW SW
MINTEXX #23	AMC367762	2008	8/1/2005	050934852	20	22	20	NE NW SW SE
MINTEXX #24	AMC367763	2008	8/1/2005	050934853	20	22	20	NE SE
MINTEXX #25	AMC367764	2008	8/1/2005	050934854	20	22	20	NE SE
MINTEXX #26	AMC367765	2008	8/1/2005	050934855	20	22	20	NE SE
MINTEXX #27	AMC367766	2008	8/1/2005	050934856	20	22	20	NE SE
MINTEXX #28	AMC367767	2008	8/1/2005	050934857	20	22	20	SE
MINTEXX #29	AMC367768	2008	8/1/2005	050934858	20	22	20	SE
MINTEXX #30	AMC367769	2008	8/1/2005	050934859	20	22	20	SE
MINTEXX #31	AMC367770	2008	8/1/2005	050934860	20	22	20	SE
MINTEXX #32	AMC367771	2008	8/1/2005	050934861	20	22	20	SW SE
MINTEXX #33	AMC367772	2008	8/1/2005	050934862	20	22	20	SW

Claim Name/Number	Serial No	Last Assess. Year	Mc Loc Date	County FEE #	Twp	Rng	Sec	Quarter Section
MINTEXX #34	AMC367773	2008	8/1/2005	050934863	20	22	20	SW
MINTEXX #35	AMC367774	2008	8/1/2005	050934864	20	22	20	SW
MINTEXX #36	AMC367775	2008	8/1/2005	050934865	20	22	20	SW
MINTEXX #37	AMC367776	2008	8/1/2005	050934866	20	22	21	NW
MINTEXX #38	AMC367777	2008	8/1/2005	050934867	20	22	21	NW
MINTEXX #39	AMC367778	2008	8/1/2005	050934868	20	22	21	NW
MINTEXX #40	AMC367779	2008	8/1/2005	050934869	20	22	21	NW
MINTEXX #41	AMC367780	2008	8/1/2005	050934870	20	22	21	NE NW
MINTEXX #42	AMC367781	2008	8/1/2005	050934871	20	22	21	NE
MINTEXX #43	AMC367782	2008	8/1/2005	050934872	20	22	21	NE
MINTEXX #44	AMC367783	2008	8/1/2005	050934873	20	22	21	NE
MINTEXX #45	AMC367784	2008	8/1/2005	050934874	20	22	21	NE
MINTEXX #46	AMC367785	2008	8/1/2005	050934875	20	22	21	NE
MINTEXX #47	AMC367786	2008	8/1/2005	050934876	20	22	21	NE
MINTEXX #48	AMC367787	2008	8/1/2005	050934877	20	22	21	NE
MINTEXX 49	AMC371762	2008	2/14/2006	050934878	20	22	21	NE
MINTEXX 50	AMC371763	2008	2/14/2006	050934879	20	22	21	NW
MINTEXX 51	AMC371764	2008	2/14/2006	050934880	20	22	21	NW
MINTEXX 52	AMC371765	2008	2/14/2006	050934881	20	22	21	NW
MINTEXX 53	AMC371766	2008	2/14/2006	050934882	20	22	21	NW
MINTEXX 54	AMC371767	2008	2/14/2006	050934883	20	22	21	NW
MINTEXX 55	AMC371768	2008	2/14/2006	050934884	20	22	21	SW
MINTEXX 56	AMC371769	2008	2/14/2006	050934885	20	22	21	SW
MINTEXX 57	AMC371770	2008	2/14/2006	050934886	20	22	21	SW
MINTEXX 58	AMC371771	2008	2/14/2006	050934887	20	22	21	SW
MINTEXX 59	AMC371772	2008	2/14/2006	050934888	20	22	21	SW
MINTEXX 60	AMC371773	2008	2/14/2006	050934889	20	22	21	SE
MINTEXX 61	AMC371774	2008	2/14/2006	050934890	20	22	21	SE
MINTEXX 62	AMC371775	2008	2/14/2006	050934891	20	22	21	SE
MINTEXX 63	AMC371776	2008	2/14/2006	050934892	20	22	21	SE
MINTEXX 64	AMC371777	2008	2/14/2006	050934893	20	22	21	SE
MINTEXX 65	AMC371778	2008	2/14/2006	050934894	20	22	21	SE
MINTEXX 66	AMC371779	2008	2/14/2006	050934895	20	22	21	SE
MINTEXX 67	AMC371780	2008	2/14/2006	050934896	20	22	21	SE
MINTEXX 68	AMC371781	2008	2/14/2006	050934897	20	22	21	SW
MINTEXX 69	AMC371782	2008	2/14/2006	050934898	20	22	21	SW
MINTEXX 70	AMC371783	2008	2/14/2006	050934899	20	22	21	SW
MINTEXX 71	AMC371784	2008	2/14/2006	050934900	20	22	21	SW
MINTEXX 72	AMC371785	2008	2/14/2006	050934901	20	22	21	SW
MINTEXX 73	AMC371786	2008	2/14/2006	050934902	20	22	22	NW
MINTEXX 74	AMC371787	2008	2/14/2006	050934903	20	22	22	NW
MINTEXX 75	AMC371788	2008	2/14/2006	050934904	20	22	22	NW
MINTEXX 76	AMC371789	2008	2/14/2006	050934905	20	22	22	NW
MINTEXX 77	AMC371790	2008	2/14/2006	050934906	20	22	22	NW
MINTEXX 78	AMC371791	2008	2/14/2006	050934907	20	22	22	NW
MINTEXX 79	AMC371792	2008	2/14/2006	050934908	20	22	22	NW
MINTEXX 80	AMC371793	2008	2/14/2006	050934909	20	22	22	NW
MINTEXX 81	AMC371794	2008	2/14/2006	050934910	20	22	22	SW
MINTEXX 82	AMC371795	2008	2/14/2006	050934911	20	22	22	SW
MINTEXX 83	AMC371796	2008	2/14/2006	050934912	20	22	22	SW
MINTEXX 84	AMC371797	2008	2/14/2006	050934913	20	22	22	SW
MINTEXX 85	AMC371798	2008	2/14/2006	050934914	20	22	22	SW

Claim Name/Number	Serial No	Last Assess. Year	Mc Loc Date	County FEE #	Twp	Rng	Sec	Quarter Section
MINTEXX 86	AMC371799	2008	2/14/2006	050934915	20	22	22	SW
MINTEXX 87	AMC371800	2008	2/14/2006	050934916	20	22	22	SW
MINTEXX 88	AMC371801	2008	2/14/2006	050934917	20	22	22	SW
Total Acres – Mintexx Claims: 1,544 acres / 624.7 hectares
RHEM #1	AMC375724	2008	9/1/2006	060933093	20	23	18	SE
RHEM #2	AMC375725	2008	9/1/2006	060933094	20	23	18	NE SE
RHEM #3	AMC375726	2008	9/1/2006	060933095	20	23	18	SE
RHEM #4	AMC375727	2008	9/1/2006	060933096	20	23	18	NE SE
RHEM #5	AMC375728	2008	9/1/2006	060933097	20	23	18	SE
RHEM #6	AMC375729	2008	9/1/2006	060933098	20	23	18	NE SE
RHEM #7	AMC375730	2008	9/1/2006	060933099	20	23	18	SE
RHEM #8	AMC375731	2008	9/1/2006	060933100	20	23	18	NE SE
RHEM #9	AMC375732	2008	9/1/2006	060933101	20	23	18	SW SE
RHEM #10	AMC375733	2008	9/1/2006	060933102	20	23	18	NE NW SW SE
RHEM #11	AMC375734	2008	9/1/2006	060933103	20	23	18	SW
RHEM #12	AMC375735	2008	9/1/2006	060933104	20	23	18	NW SW
RHEM #13	AMC375736	2008	9/1/2006	060933105	20	23	18	SW
RHEM #14	AMC375737	2008	9/1/2006	060933106	20	23	18	NW SW
RHEM #15	AMC375738	2008	9/1/2006	060933107	20	23	18	SW
RHEM #16	AMC375739	2008	9/1/2006	060933108	20	23	18	NW SW
RHEM #17	AMC375740	2008	9/1/2006	060933109	20	23	18	SW
RHEM #18	AMC375741	2008	9/1/2006	060933110	20	23	18	NW SW
RHEM #19	AMC375742	2008	9/1/2006	060933111	20	23	18	NE
RHEM #20	AMC375743	2008	9/1/2006	060933112	20	23	18	NE
RHEM #21	AMC375744	2008	9/1/2006	060933113	20	23	18	NE
RHEM #22	AMC375745	2008	9/1/2006	060933114	20	23	18	NE
RHEM #23	AMC375746	2008	9/1/2006	060933115	20	23	18	NE
RHEM #24	AMC375747	2008	9/1/2006	060933116	20	23	18	NE
RHEM #25	AMC375748	2008	9/1/2006	060933117	20	23	18	NE
RHEM #26	AMC375749	2008	9/1/2006	060933118	20	23	18	NE
RHEM #27	AMC375750	2008	9/1/2006	060933119	20	23	18	NE NW
RHEM #28	AMC375751	2008	9/1/2006	060933120	20	23	18	NE NW
RHEM #29	AMC375752	2008	9/1/2006	060933121	20	23	18	NW
RHEM #30	AMC375753	2008	9/1/2006	060933122	20	23	18	NW
RHEM #31	AMC375754	2008	9/1/2006	060933123	20	23	18	NW
RHEM #32	AMC375755	2008	9/1/2006	060933124	20	23	18	NW
RHEM #33	AMC375756	2008	9/1/2006	060933125	20	23	18	NW
RHEM #34	AMC375757	2008	9/1/2006	060933126	20	23	18	NW
RHEM #35	AMC375758	2008	9/1/2006	060933127	20	23	18	NW
RHEM #36	AMC375759	2008	9/1/2006	060933128	20	23	18	NW
RHEM #37	AMC375760	2008	9/1/2006	060933129	20	22	15	SE
RHEM #38	AMC375761	2008	9/1/2006	060933130	20	22	15	SE
RHEM #39	AMC375762	2008	9/1/2006	060933131	20	22	15	SE
RHEM #40	AMC375763	2008	9/1/2006	060933132	20	22	15	SE
RHEM #41	AMC375764	2008	9/1/2006	060933133	20	22	15	SW SE
RHEM #42	AMC375765	2008	9/1/2006	060933134	20	22	15	SW
RHEM #43	AMC375766	2008	9/1/2006	060933135	20	22	15	SW
RHEM #44	AMC375767	2008	9/1/2006	060933136	20	22	15	SW
RHEM #45	AMC375768	2008	9/1/2006	060933137	20	22	15	SW
RHEM #46	AMC375769	2008	9/1/2006	060933138	20	22	15	NW SW
RHEM #47	AMC375770	2008	9/1/2006	060933139	20	22	15	NW SW
RHEM #48	AMC375771	2008	9/1/2006	060933140	20	22	15	NW SW

Claim Name/Number	Serial No	Last Assess. Year	Mc Loc Date	County FEE #	Twp	Rng	Sec	Quarter Section
RHEM #49	AMC375772	2008	9/1/2006	060933141	20	22	15	NW
RHEM #50	AMC375773	2008	9/1/2006	060933142	20	22	15	NW
RHEM #51	AMC375774	2008	9/1/2006	071239490	20	22	08	NW
RHEM #52	AMC375775	2008	9/1/2006	071239491	20	22	08	NW
RHEM #53	AMC375776	2008	9/1/2006	071239492	20	22	08	NW
RHEM #54	AMC375777	2008	9/1/2006	071239493	20	22	08	NW
RHEM #55	AMC375778	2008	9/1/2006	071239494	20	22	07	SE
RHEM #56	AMC375779	2008	9/1/2006	071239495	20	22	07	NE
RHEM #57	AMC375780	2008	9/1/2006	071239496	20	22	07	SE
RHEM #58	AMC375781	2008	9/1/2006	071239497	20	22	07	NE
RHEM #59	AMC375782	2008	9/1/2006	071239498	20	22	07	SE
RHEM #60	AMC375783	2008	9/1/2006	071239499	20	22	07	NE
RHEM #61	AMC375784	2008	9/1/2006	071239500	20	22	07	SE
RHEM #62	AMC375785	2008	9/1/2006	071239501	20	22	07	NE
RHEM #63	AMC375786	2008	9/1/2006	060933155	20	22	17	SE
RHEM #64	AMC375787	2008	9/1/2006	060933156	20	22	17	SE
RHEM #65	AMC375788	2008	9/1/2006	060933157	20	22	17	SE
RHEM #66	AMC375789	2008	9/1/2006	060933158	20	22	17	SE
RHEM #67	AMC375790	2008	9/1/2006	060933159	20	22	17	SE
RHEM #68	AMC375791	2008	9/1/2006	060933160	20	22	17	SE
RHEM #69	AMC375792	2008	9/1/2006	060933161	20	22	17	SE
RHEM #70	AMC375793	2008	9/1/2006	060933162	20	22	17	SE
RHEM #71	AMC375794	2008	9/1/2006	060933163	20	22	17	SW SE
RHEM #72	AMC375795	2008	9/1/2006	060933164	20	22	17	SW SE
RHEM #73	AMC375796	2008	9/1/2006	060933165	20	22	17	SW
RHEM #74	AMC375797	2008	9/1/2006	060933166	20	22	17	SW
RHEM #75	AMC375798	2008	9/1/2006	060933167	20	22	17	SW
RHEM #76	AMC375799	2008	9/1/2006	060933168	20	22	17	SW
RHEM #77	AMC375800	2008	9/1/2006	060933169	20	22	17	SW
RHEM #78	AMC375801	2008	9/1/2006	060933170	20	22	17	SW
RHEM #79	AMC375802	2008	9/1/2006	060933171	20	22	17	SW
RHEM #80	AMC375803	2008	9/1/2006	060933172	20	22	17	SW
RHEM #81	AMC375804	2008	9/1/2006	060933173	20	22	17	NE SE
RHEM #82	AMC375805	2008	9/1/2006	060933174	20	22	17	NE
RHEM #83	AMC375806	2008	9/1/2006	060933175	20	22	17	NE SE
RHEM #84	AMC375807	2008	9/1/2006	060933176	20	22	17	NE
RHEM #85	AMC375808	2008	9/1/2006	060933177	20	22	17	NE SE
RHEM #86	AMC375809	2008	9/1/2006	060933178	20	22	17	NE
RHEM #87	AMC375810	2008	9/1/2006	060933179	20	22	17	NE SE
RHEM #88	AMC375811	2008	9/1/2006	060933180	20	22	17	NE
RHEM #89	AMC375812	2008	9/1/2006	060933181	20	22	17	NE NW SW SE
RHEM #90	AMC375813	2008	9/1/2006	060933182	20	22	17	NE NW
RHEM #91	AMC375814	2008	9/1/2006	060933183	20	22	17	NW SW
RHEM #92	AMC375815	2008	9/1/2006	060933184	20	22	17	NW
RHEM #93	AMC375816	2008	9/1/2006	060933185	20	22	17	NW SW
RHEM #94	AMC375817	2008	9/1/2006	060933186	20	22	17	NW
RHEM #95	AMC375818	2008	9/1/2006	060933187	20	22	17	NW SW
RHEM #96	AMC375819	2008	9/1/2006	060933188	20	22	17	NW
RHEM #97	AMC375820	2008	9/1/2006	060933189	20	22	17	NW SW
RHEM #98	AMC375821	2008	9/1/2006	060933190	20	22	17	NW
RHEM #99	AMC375822	2008	9/1/2006	060933191	20	22	18	NE SE
RHEM #100	AMC375823	2008	9/1/2006	060933192	20	22	18	NE SE

Claim Name/Number	Serial No	Last Assess. Year	Mc Loc Date	County FEE #	Twp	Rng	Sec	Quarter Section
RHEM #101	AMC375824	2008	9/1/2006	060933193	20	22	22	SE
RHEM #102	AMC375825	2008	9/1/2006	060933194	20	22	22	NE
RHEM #103	AMC375826	2008	9/1/2006	060933195	20	22	22	SE
RHEM #104	AMC375827	2008	9/1/2006	060933196	20	22	22	NE
RHEM #105	AMC375828	2008	9/1/2006	060933197	20	22	22	SE
RHEM #106	AMC375829	2008	9/1/2006	060933198	20	22	22	NE
RHEM #107	AMC375830	2008	9/1/2006	060933199	20	22	22	SE
RHEM #108	AMC375831	2008	9/1/2006	060933200	20	22	22	NE
RHEM #109	AMC375832	2008	9/1/2006	060933201	20	22	22	SW SE
RHEM #110	AMC375833	2008	9/1/2006	060933202	20	22	22	NE NW
RHEM #111	AMC375834	2008	9/1/2006	060933203	20	22	22	NE
RHEM #112	AMC375835	2008	9/1/2006	060933204	20	22	22	NE
RHEM #113	AMC375836	2008	9/1/2006	060933205	20	22	22	NE
RHEM #114	AMC375837	2008	9/1/2006	060933206	20	22	22	NE
RHEM #115	AMC375838	2008	9/1/2006	060933207	20	22	22	NE NW
RHEM #190	AMC375839	2008	9/1/2006	071239502	20	22	22	NE NW
RHEM #191	AMC375840	2008	9/1/2006	071239503	21	23	20	SE
RHEM #192	AMC375841	2008	9/1/2006	071239504	21	23	20	SE
RHEM #193	AMC375842	2008	9/1/2006	071239505	21	23	20	SE
RHEM #194	AMC375843	2008	9/1/2006	071239506	21	23	20	SE
RHEM #195	AMC375844	2008	9/1/2006	071239507	21	23	20	SE
RHEM #196	AMC375845	2008	9/1/2006	071239508	21	23	20	SE
RHEM #197	AMC375846	2008	9/1/2006	071239509	21	23	20	SE
RHEM #198	AMC375847	2008	9/1/2006	071239510	21	23	20	SW
RHEM #199	AMC375848	2008	9/1/2006	071239511	21	23	20	SW
RHEM #200	AMC375849	2008	9/1/2006	071239512	21	23	20	SW
RHEM #201	AMC375850	2008	9/1/2006	071239513	21	23	20	SW
RHEM #202	AMC375851	2008	9/1/2006	071239514	21	23	20	SW
RHEM #203	AMC375852	2008	9/1/2006	071239515	21	23	20	SW
RHEM #204	AMC375853	2008	9/1/2006	071239516	21	23	20	SW
RHEM #205	AMC375854	2008	9/1/2006	071239517	21	23	20	SW
RHEM #206	AMC375855	2008	9/1/2006	071239518	21	23	20	NE
RHEM #206	AMC375856	2008	9/1/2006	071239519	21	23	20	NE
RHEM #208	AMC375857	2008	9/1/2006	071239520	21	23	20	NE
RHEM #209	AMC375858	2008	9/1/2006	071239521	21	23	20	NE
RHEM #210	AMC375859	2008	9/1/2006	071239522	21	23	20	NE
RHEM #211	AMC375860	2008	9/1/2006	071239523	21	23	20	NE
RHEM #212	AMC375861	2008	9/1/2006	071239524	21	23	20	NE
RHEM #213	AMC375862	2008	9/1/2006	071239525	21	23	20	NE
RHEM #214	AMC375863	2008	9/1/2006	071239526	21	23	20	NW
RHEM #215	AMC375864	2008	9/1/2006	071239527	21	23	20	NW
RHEM #216	AMC375865	2008	9/1/2006	071239528	21	23	20	NW
RHEM #217	AMC375866	2008	9/1/2006	071239529	21	23	20	NW
RHEM #218	AMC375867	2008	9/1/2006	071239530	21	23	20	NW
RHEM #219	AMC375868	2008	9/1/2006	071239531	21	23	20	NW
RHEM #220	AMC375869	2008	9/1/2006	071239532	21	23	20	NW
RHEM #221	AMC375870	2008	9/1/2006	071239533	21	23	20	NW
RHEM #222	AMC375871	2008	9/1/2006	071239534	21	23	21	SE
RHEM #223	AMC375872	2008	9/1/2006	071239535	21	23	21	SE
RHEM #224	AMC375873	2008	9/1/2006	071239536	21	23	21	SE
RHEM #225	AMC375874	2008	9/1/2006	071239537	21	23	21	SE
RHEM #226	AMC375875	2008	9/1/2006	071239538	21	23	21	SE

Claim Name/Number	Serial No	Last Assess. Year	Mc Loc Date	County FEE #	Twp	Rng	Sec	Quarter Section
RHEM #227	AMC375876	2008	9/1/2006	071239539	21	23	21	SE
RHEM #228	AMC375877	2008	9/1/2006	071239540	21	23	21	SE
RHEM #229	AMC375878	2008	9/1/2006	071239541	21	23	21	SE
RHEM #230	AMC375879	2008	9/1/2006	071239542	21	23	21	SW
RHEM #231	AMC375880	2008	9/1/2006	071239543	21	23	21	SW
RHEM #232	AMC375881	2008	9/1/2006	071239544	21	23	21	SW
RHEM #233	AMC375882	2008	9/1/2006	071239545	21	23	21	SW
RHEM #234	AMC375883	2008	9/1/2006	071239546	21	23	21	NE
RHEM #235	AMC375884	2008	9/1/2006	071239547	21	23	21	NE
RHEM #236	AMC375885	2008	9/1/2006	071239548	21	23	21	NE
RHEM #237	AMC375886	2008	9/1/2006	071239549	21	23	21	NE
RHEM #238	AMC375887	2008	9/1/2006	071239550	21	23	21	NE
RHEM #239	AMC375888	2008	9/1/2006	071239551	21	23	21	NE
RHEM #240	AMC375889	2008	9/1/2006	071239552	21	23	21	NE
RHEM #241	AMC375890	2008	9/1/2006	071239553	21	23	21	NE
RHEM #242	AMC375891	2008	9/1/2006	071239554	21	23	21	NW
RHEM #243	AMC375892	2008	9/1/2006	071239555	21	23	21	NW
RHEM #244	AMC375893	2008	9/1/2006	071239556	21	23	21	NW
RHEM #245	AMC375894	2008	9/1/2006	071239557	21	23	21	NW
RHEM #246	AMC375895	2008	9/1/2006	071239558	21	23	21	NW
RHEM #247	AMC375896	2008	9/1/2006	071239559	21	23	21	NW
RHEM #248	AMC375897	2008	9/1/2006	071239560	21	23	21	NW
RHEM #249	AMC375898	2008	9/1/2006	071239561	21	23	21	NW
Total Acres – Rhem Claims: 3,109.02 acres / 1,257.9 hectares
TEMCORP #1	AMC388996	2008	12/14/2007	071239479	20	22	07	SE
TEMCORP #2	AMC388997	2008	12/14/2007	071239480	20	22	07	NE
TEMCORP #3	AMC388998	2008	12/14/2007	071239481	20	22	08	NW
TEMCORP #4	AMC388999	2008	12/14/2007	071239482	21	23	20	SW
TEMCORP #5	AMC389000	2008	12/14/2007	071239483	21	23	20	SW
TEMCORP #6	AMC389001	2008	12/14/2007	071239484	21	23	20	NW
TEMCORP #7	AMC389002	2008	12/14/2007	071239485	21	23	20	NW
TEMCORP #8	AMC389003	2008	12/14/2007	071239486	21	23	21	NW
TEMCORP #9	AMC389004	2008	12/14/2007	071239487	21	23	21	NW
TEMCORP #10	AMC389005	2008	12/14/2007	071239488	21	23	21	SW
TEMCORP #11	AMC389006	2008	12/14/2007	071239489	21	23	21	SW
Total Acres – Temcorp Claims: 143.86 acres / 58.2 hectares

Notes:

The claims lie atop BLM surface and minerals, State surface with USA minerals, and Fee surface with USA minerals. In some cases, these unpatented claims conflict with fee properties.

Owner of Record, all claims:

Pure Capital, Inc.

Undivided 100 percent interest in 330 claims

1515 Red Top Road

Tombstone, AZ 85638

Corporation Name of Record:

Tombstone Exploration Corporation

Table 4-5 Tombstone Exploration Corporation — Patented Mining Claims

Patented Claim Name	Mineral Survey No.	Claim Acreage	Record/Assessed Mineral Owner	Record/Assessed Surface Owners
Maine	M.S. # 579	18.33	Tombstone Exploration Corporation 250 Blairgowrie Place Nanimo, B.C. V9T 4P5 Canada (Undivided 100% Mineral Interest in all Claims)	1, 2
Merrimac	M.S. # 175	20.61		2
Clipper	M.S. # 273	13.41		2
Triple X	M.S. # 577	15.27		2
Brother Jonathan	M.S. # 578	17.28		2
Lowell	M.S. # 797	20.59		2
May	M.S. # 317	19.43		2
Red Top	M.S. # 190	20.66		3, 4, 5, 6
Total Acreage

Record and Assessed Surface Owners:
1	Anne H. Chandler P.O. Box 3337 Santa Barbara, CA 93130	A 0.865-acre parcel in the Maine, Desc. by M/B in Cochise Co. Assessor’s Parcel Report No. 109-30-001, from surface to depth of 50 feet
2	Anne H. Chandler P.O. Box 3337 Santa Barbara, CA 93130	Surface rights only in the remainder of the Maine, May, Merrimac, Clipper, Brother Jonathan, Lowell and Triple X patented claims.
3	Douglas Carr P.O. Box 1150 Tombstone, AZ 85638	Surface rights only in a 4.71-acre parcel in the Red Top, Desc. by M/B in Cochise County Assessor’s Parcel Report No. 109-30-004A.
4	Eber Wills & Barbara Wills P.O. Box 1342 Tombstone, AZ 85638	Surface rights only in a 3.95-acre parcel in the Red Top, Desc. by M/B in Cochise County Assessor’s Parcel Report No. ###-##-####.
5	Ronald R. Robbins & Shirley F. Robbins 7633 W. Mulberry Drive Phoenix, AZ 85033	Surface rights only in a 4.00-acre parcel in the Red Top, Desc. by M/B in Cochise County Assessor’s Parcel Report No. 109-30-004C.
6	Ernest H. Escapule & Charlotte Jurine Escapule P.O. Box 1273 Tombstone, AZ 85638	Surface rights only in two 4.00-acre parcels in the Red Top, Desc. by M/B in Cochise County Assessor’s Parcel Report No. 109-30-004D and 109-30-004E.

Table 4-6 Tombstone Exploration and Mining Corporation — State of Arizona Exploration Permits

Legal Description	KE-Lease No.	Acres
T20S-R22E, G&SRM Section 18: Lots 1-4, E½ W ½, NE, NW SE & S½ SE	08-111863	603.00
T20S-R23E, G&SRM Section 7: Lots 1-4, E½ W ½ & E½	08-111864	638.80
T20S-R22E, G&SRM Section 19: Lots 1-4, E½ & E½ W ½	08-111865	642.72
T20S-R22E, G&SRM Section 8: Lot 2, SW & NW SE	08-111866	236.76
T20S-R22E, G&SRM Section 7: Lots 1-4, N½ NE, S½ SE & E½ W½	08-111867	481.88
T20S-R22E, G&SRM Section 16: Lots 1, 4, 13, 5, 10, 11, 12, 14 NE SW, S½ SW; Lot 3 & Lot 6; Parts of Lots 2, 4, 7 & 9 (Described by metes & bounds)	08-111868	420.44
T20S-R22E, G&SRM Section 26: NE, E½ NW	08-112344	240.00
T20S-R22E, G&SRM Section 36: N½ NE, NE NW, S½	08-112345	440.00
T20S-R22E, G&SRM Section 25: E½, E½ W½	08-112346	480.00
T20S-R22E, G&SRM Section 24: SE, E½ SW	08-112347	240.00
T20S-R23E, G&SRM Section 31: Lots 1-2, NE, E½ NW, NE SW, N½ SE	08-112348	439.50
T20S-R23E, G&SRM Section 30: NENE LY E of 95-85974, Lots 1-4, E½ W½, E½ LY E W S of 95-85974	08-112349	571.25
T20S-R23E, G&SRM Section 19: Lots 1-4, E½ SW, E½ SE	08-112350	319.28
Total Acres Permitted

Record Surface & Mineral Owner of All Parcels
State of Arizona Arizona State Land Department 1616 West Adams Phoenix, AZ 85007	Undivided 100 percent interest in surface and minerals
Record Permittee of all Parcels
Tombstone Exploration and Mining Corporation P. O. Box 1280 Tombstone, AZ 85638	Exclusive right to explore for and develop minerals

Mineral Rights in Arizona

Unpatented claims are located by the Mining Law of 1872 on Federal lands administered by the BLM. Ownership of unpatented mining claims on BLM-administered mineral lands is in the name of the holder (locator), with ownership of the minerals belonging to the United States of America, under the administration of the BLM. Under the Mining Law of 1872, which governs the location of unpatented mining claims on Federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the Federal government. It should also be noted that in recent years there has been U.S. Congressional efforts to change the 1872 mining law, to include the provision of federal production royalties; however, currently annual claim maintenance fees are the only federal encumbrance to unpatented mining claims. Information regarding recorded unpatented mining claims on file with the BLM can be searched on-line at http://www.blm.gov/lr2000/.

Unpatented federal lode mining claims in Arizona are located in the field with four corner posts, two end-center posts, and a location monument. The authors did not seek to verify all claim posts in the field, which are typically 2 x 2 in by 4 ft (substantial) wooden posts.

Claim location notices for each unpatented claim are filed with the BLM (Bureau of Land Manage-ment), Arizona State Office, One North Central Ave., Suite 800, Phoenix, Arizona 85004-4427; phone 602-417-9200. Copies of the individual claim notices and the detailed map showing their locations are on file with the BLM State Office in Phoenix, Arizona, and are not included in this report.

State Mineral Exploration Permits are issued by the Arizona State Land Department, 1616 W. Adams Street, Phoenix, Arizona, 85007, USA, and use the specified “¼ ¼ ¼ Section” designator for township/range/section system that conforms to the original General Land Office cadastral survey in use in the western states since the late 1800s. Upon initial filing, the applicant must make a payment of $100.00 per section to the state and post in the form of cash or a Certificate of Deposit $15,000.00 for a blanket reclamation bond covering all the permits ( or $3,000 per permit with a single permit applicable to no more than one Section of land).

Tombstone Exploration Mineral Titles

Tombstone Exploration holds eight patented mining claims, 330 unpatented mining claims, and 13 state mineral exploration permits. Tombstone Exploration represents that all unpatented claim filings are current and that the claims are valid until August 31, 2008 when the next annual maintenance fee payments and filings are due.

Requirements to Maintain the Claims in Good Standing

The unpatented claims and state exploration permits are administered by the BLM and State of Arizona, respectively, and have different requirements to maintain the claims/permits in good standing. To maintain unpatented claims in good standing, a claim holder must pay a $125-per-claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00-per-claim recording fee to Cochise County where the claims are located. [Note: Initial BLM claim fees and filing costs for new claims total $170 per claim; That total includes an initial $30.00 claim location fee, plus the annual maintenance fee of $125 and a process fee of $15.] The BLM requires that all claims use an assessment year from September 1 through August 31. The fees for the current assessment year were paid by Tombstone Exploration upon filing; all claim assessment fees for the next year are due on August 31, 2008.

To maintain state mineral exploration permits in good standing, the permit holder must renew each permit annually (up to four times, for 5 years total) and pay an annual rental fee. The rental fee to the state is $2.00-per-acre to cover the first 2 years (due when the application is approved) and an annual rental fee of $1.00-per-acre for years 3 through 5. In addition the permit holder must make an annual exploration expenditure of at least $10.00 per acre for the first 2 years, and an annual exploration expenditure of at least $20.00 per acre for the next 3 years. The initial six permits were filed on July 26, 2007 and the other seven permits were filed on February 12, 2008. The rental fee schedules are July 26, 2007 through July 25, 2008 for the first six permits and March 12, 2008 through March 11, 2009 for the second seven permits. The assessment obligation on the exploration permits is $57,536.30 per year for the first 2 years ($10 per acre) and $115,072.60 per year for the remaining three years ($20 per acre). Property taxes on the patented claims totaled $43.68 for 2007.

Titles and Obligations/Agreements

The authors have not independently verified the validity of the mining claims, their ownership, or the history of the land tenure in years past. The authors are aware, however, that Tombstone Exploration contracted a Landsman to conduct a land title search for the area and a copy was provided to the authors. As of the date of this report, Tombstone Exploration has located additional lode mining claims in the project area.

Exceptions to Title Opinion

The claims listed in Table 4-4 are valid unpatented lode mining claims with the following known exceptions:

Silver Bullet #5–#14 and #21–#34 were staked over a Stock Raising Homestead Entry (SRHE) in the W½ (excepting patented mining claims) and the NW¼ NE¼ of Sec. 9, T20S-R22E. While the SRHE patent holder has surface rights to these claims, Tombstone Exploration has the right to enter for exploration purposes. Tombstone Exploration stated they filed the appropriate notices to adjust these claims.

Silver Bullet #4, #42, #43, #49, #50; Silver Bullet Extension #54; and Rhem #37, #38, and #48 were placed atop fee minerals, making these claims invalid in their entirety. These claims may be relocated, placing the location monuments atop federal minerals.

Rhem #51–#62, #99–#100, and #190–#249 are 660 ft in width. A lode mining claim may not be greater than 600 ft in width, making these claims invalid in their entirety. Tombstone Exploration reported this condition was remedied by amendment or relocation.

Tombstone Exploration has purchased the patented claims listed in Table 4-5 and is vested in title to an undivided 100 percent mineral interest in the properties. The company may be required to negotiate a Surface Agreement with the surface owners prior to doing any exploration work.

4.4

Royalty Agreements and Encumbrances

There are no royalty agreements or encumbrances on federal mining claims. State mineral exploration permits when converted to mining leases, will have royalties assigned to them by the State of Arizona. Tombstone’s patented mining claim mineral rights have a 1.5 percent net smelter revenue royalty, payable upon production.

4.5

Required Permits and Status

The state lands are covered by Arizona State Mineral Exploration Permits, which are administered by the Arizona State Land Department.

Permits to conduct drilling in Arizona are administered by the Arizona Department of Water Resources (ADWR). Permits to conduct exploration drilling on BLM lands require either a Notice of Intent or a Plan of Operations, depending upon the amount of new surface disturbance that is planned. A Notice of Intent is for planned surface activities that anticipate less than 5.0 acres of surface disturbance, and usually can be obtained within a 30 to 60 day time period. A Plan of Operations will be required if there is greater than 5.0 acres of new surface disturbance involved with the planned exploration work. A Plan of Operations can take several months to be approved, depending on the nature of the intended work, the level of reclamation bonding required, the need for archeological surveys, and other factors as may be determined by the BLM. No other permits are required for exploration drilling

Tombstone has a Notice of Intent – Mineral Exploration Drilling AZA33591 to conduct drilling on BLM claims in Secs. 9 and 10, T20S-R22E. The permitted drilling was partially completed in 2007 with the drilling of holes TEM 1, TEM 2, and TEM 3. Tombstone also has received conditional approval, upon completion of archaeological and cultural resource surveys, to drill in Sec. 16, T20S-R22E under Arizona State Exploration Permit 08-111868.

4.6

Environmental Liabilities

Existing environmental liabilities are not described in the project files. The authors are not Qualified Persons with respect to environmental issues; however, a brief site visit indicates the primary environmental liability that might exist would be related to historical surface disturbances and any related reclamation obligations. Access roads and open mine shafts and adits were largely left un-reclaimed, as was the standard industry practice at the time.

5

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY (ITEM 7)

The accessibility, climate, local resources, infrastructure, and physiography of the Tombstone Property are described in this section. None of these characteristics are likely to negatively impact the Project, as proposed. The project location in southern Arizona has good infrastructure and accessibility, with access to exploration and development service companies in the state that currently support active mining operations.

5.1

Access to Properties

The Tombstone mining district may be reached from Tucson via Interstate Highway (I-10) to Benson and State Route 80 (SR 80) from Benson to Tombstone. Access to the district from nearby towns is via paved two-lane highways. Tucson International Airport is less than 70 miles from Tombstone and Tombstone Municipal Airport is 3 mi southeast of the town.

Access to most parcels comprising the Property is by two-wheel drive vehicles along graded and maintained dirt road, although more remote locations require four-wheel drive or all-terrain vehicles to reach. Travel along old and partially overgrown ranching and mine roads is feasible and provides good access throughout the site. Brief descriptions of access to the four parcels are presented below.

The west property is accessed from the town of Tombstone from the South Charleston Road (asphalt paved), which crosses onto the west parcel approximately 1 mile after leaving town. The South Charleston Road continues across the southeast corner of the west parcel for another 2.5 mi before exiting the property. Dirt roads leading off the South Charleston Road access interior parts of the west parcel. The west parcel also can be access from the west side, from the former town of Fairbanks.

Access to the north parcel is from East Fremont Street in Tombstone, which becomes SR 80 (also named Jefferson Davis Memorial Highway). Turn left onto San Diego Street and follow the road as it turns right and then left. At the left-turn corner, a dirt road leads straight ahead off San Diego Street, passing onto the property shortly after crossing a dry wash. The property also can be accessed from a dirt road about 1.5 mi  south of town by turning west off SR 80.

The central parcel is reached from SR 80, approximately 5.5 mi south of the Tombstone Municipal Airport. A dirt road leading to the west gives the best access. The south parcel also is also reached via SR 80 then along existing dirt roads sub-parallel to the north and south sides of the property. The main part of the mountain that comprises most of the south parcel must be reached by all-terrain vehicle or by foot.

5.2

Climate

The southeastern corner of Arizona is semiarid with the mild climate typical of the lower elevations of the southwestern U.S. Temperatures are commonly high through the summer months (94.5°F, average maximum temperature for the period July 1893 to April 2007) and generally cool through the winter months (34.7°F, average minimum temperature for the same period). The total average annual pre-cipitation in Tombstone is 13.8 inches, with recorded extremes of 7 inches and 28 inches. Flood conditions occur infrequently, although heavy thunderstorms during July and August at times cause floods that do considerable local damage. High winds accompanying heavy thunderstorms during July and August sometimes reach peak gusts of about 100 mi  per hour in local areas, while tornadoes are reported on the average of about once a year. Snow may fall between November through March, but generally it averages less than 1 inch in a month and accumulations rarely last more than a few days. Historical climate records indicate there have been significantly fewer years with snowfall since 1960.

5.3

Vegetation

Vegetation zones are generally determined by elevation, as well as rock type and slope-facing direction. The vegetation of the Tombstone district, which has generally low relief, is characterized by ocotillo, mesquite trees, creosote (greasewood bush), and other desert shrubs, prickly pear cactus, grasses, and occasional agave and yucca. The district does not provide trees suitable for mine use. Drill sites and roads exhibit slow re-growth of vegetation.

Physiography

The Project area lies in the Basin and Range physiographic province of southeastern Arizona, approximately in the borderland of the Sonoran and Chihuahuan deserts. The region is characterized by northerly to northwesterly trending mountain ranges that, in southeastern Arizona, have elevations up to 7,500 ft and topographic relief up to 4,000 ft above the relatively broad and flat intervening valleys. Major drainages, which are today mostly ephemeral, are cut into the valleys and flow northward to the Gila River.

The Tombstone Hills, located south of the town of Tombstone, are a slightly arcuate series of low hills with an general trend of North 35º to 50º West. The average elevation of the hills are 5,750 to 5,300 ft above sea level (asl), while the surrounding plains are 4,100 to 4,600 ft asl, sloping gently westward toward the San Pedro River. The general physiographic characteristics of the Tombstone parcels are summarized in Table 5-1.

Table 5-1 Elevations and Relief in the Tombstone Property Area

Parcel	Lowest Elevation (ft/m)	Highest Elevation (ft/m)	Approximate Relief (ft/m)
West	4,125/1,257 (SW corner)	5,125/1,562 (Mays Hills)	1,000/305
North	4,450/1,356 (N center)	4,850/1,478 (SW corner)	400/122
Central	4,475/1,364 (S½ Sec. 36)	5,325/1,623 (N½ Sec. 26)	850/259
South	4,500/1,371 (SW corner)	5,724/1,745 (W center)	1,224/373

Local Resources

Tombstone is the nearest town to the Tombstone Project. The U.S. Census Bureau reports a year-2000 population of 1,500 people. Services at Tombstone are marginally adequate to support the requirements of a mining exploration and development project, but other nearby towns (2000 U.S. Census Bureau populations: Wilcox, 3,733; Benson, 4,700; Bisbee, 6,100; and Sierra Vista, 37,775) have services such as drilling contractors, equipment rental and services, engineering services, and a labor force that are more able to support the Project. Sierra Vista is about 18 mi from the project area. The nearest large city, Tucson—located 70 mi  northwest of Tombstone along Interstate 10—has a population of more than 485,000 (2000 Census) and has company, service, and contractor resources that may not be available locally. Other cities at a greater distance (Phoenix, Arizona; Las Cruces and Albuquerque, New Mexico) also are able to provide services to support exploration and mining in the area.

Surface water is scarce and groundwater supplies are somewhat limited. Walnut Gulch to the north is an ephemeral stream, as is the San Pedro River to the west. In 1882 a pipeline was constructed to bring drinking water to Tombstone from the Huachuca Mountains, 27 mi to the west. Today the town has municipal wells that supply the needs of the town population. Ranchers in outlying areas obtain domestic and stock water from private wells.

A definitive groundwater resources investigation of the region by earlier mining companies is not known to exist, nor are published studies by the U.S. Geological Survey or the Arizona Department of Water Resources. Hollyday (1963) prepared a Master of Science thesis, A geohydrologic analysis of mine dewatering and water development, Tombstone, Cochise County, Arizona, reporting that during an 8-year period of pumping for mine dewatering between 1901 and 1911, 36,900 acre-feet of water was withdrawn from storage, with a maximum drawdown of 440 feet. He concluded that, a review of the history of previous water development [by early mining companies] indicates that the magnitude of the yield of the aquifer complex has been exaggerated out of proportion as a result of circumstances connected with dewatering operations….There is a very large but finite amount of water in storage in the Tombstone region. This finite amount of water may be developed in a very short period of time with large drawdown and large apparent yield as in dewatering operations, or it may be produced over a much longer period of time at moderate drawdown with smaller yield as in water-supply development adjusted to the capacity of the aquifer. Large drawdowns may produce a spectacular amount of water for a short period of time, but as the saturated thickness is rapidly reduced, the initial yields decline very rapidly and the life of the water supply is greatly reduced. The withdrawal rates which typified the initial dewatering cannot be maintained over a longer period of time.

Water supplies for development and mining would come from groundwater sources in the area. Arizona Department of Water Resources (ADWR) well records for the area indicate the water table is generally shallow, 200 to 400 feet below ground surface; however, there are ADWR reports of dry wells in the area, one of which was drilled to a depth of more than 1,000 ft. The Hollyday (1963) investigation suggests that moderate supplies of water could be sustained for a long period of time, while large yields would decline very rapidly.

Infrastructure

Telephone and electric power are available to the area, providing service to local ranchers and small service companies located outside of the town. Telephone service is provided by Qwest. Internet and television services also are available locally. Electric power is supplied through Sulphur Springs Valley Electric Cooperative, with 440V, three-phase lines nearby. One-ten and 220 power lines cross the property. Postal services are available by post offices boxes and ground delivery. UPS, DHL, and Federal Express also are available locally.

Gas and diesel stations are 2 mi from the property, and major fuel supply stations are 15 mi away in Sierra Vista. El Paso Gas has a gas line that crosses the northeast corner of Sec. 7, T20S-R22E. Section 7 is held by Arizona State Exploration Permit 08-111864. The Southern Pacific railroad line parallels the San Pedro River. A spur built in 1903 between Fairbanks and Tombstone no longer exists. Traces of the old railroad grade can be seen on Google Earth.

All levels of education are available in the area, including three county colleges in Sierra Vista, Douglas, and Benson. The University of Phoenix maintains a campus in Sierra Vista. Skilled labor and computer-literate personnel are available locally.

Figure 5-1 Typical Project Location and Access (State of Maine historical mine located at mid-hill in background)

6

HISTORY (ITEM 8)

6.1

Tombstone History

The Tombstone mining district is one of 12 mining districts in Cochise County, Arizona. Copper, lead, zinc, silver, and gold were the principal metals produced from the different mines in the county. Most of the mines were polymetallic.

The first mining claim in the Tombstone district was located in 1857 (Butler, Wilson and Rasor, 1938), but mining did not commence until prospector Ed Schieffelin located rich silver deposits at Tombstone proper in 1877. Immediately thereafter, development and mining in the Tombstone district boomed. The web site, Minedat.com, lists approximately 120 mines in the district.

Paved Highway

Secondary Road (gravel)

Oxide ores were mined from above the water table in the early years, but water plagued the district from the beginning. A lack of sufficient water in the early years meant the first mills at Tombstone were built along the San Pedro River, 9 miles to the west, a practice that incurred high transportation costs. The situation reversed in March 1881 when water was encountered in the Sulphuret mine at a depth of 520 ft. The Engineering and Mining Journal of 1881 reported the mine was estimated to flow at about 1,000 gallons per minute (gpm) (Newell, 1974). As other operations reached the water table, pumping was initiated in 1884 to dewater the mines. Pumping was successful for 3 years until fire destroyed the pumps. Coupled with low silver prices at that time, many mines were forced to close.

Even though the mills were relocated to Tombstone after 1881, haulage costs remained a burden to the mines and mills because the nearest Southern Pacific branch railroad spur line was 9 mi to the west at Fairbanks. The spur between Fairbank and Tombstone was not constructed until 1903.

In 1900 the larger mines in the eastern part of the district were consolidated into the Tombstone Consolidated Mining Company and with new, larger pumps, mining operations below the water table once again got under way. In 1911 the pumps failed once more, the lower levels were allowed to flood, and mining by the Tombstone Consolidated Mining Company ceased. The smaller mines continued mining above the water table for several years but by 1918 most of the mines were operated by lessees. By 1911 the rich deposits above the water table were played out and silver prices had declined to $0.50 per oz.

In 1914 Phelps Dodge acquired the holdings of the Tombstone Consolidated Mining Company and began mining under the name of Bunker Hill Mines Company, concentrating on the lower grade manganese-silver ores at shallower depth. Phelps Dodge mined above the water table until 1918. Their holdings were taken over by the Tombstone Development Co. in 1933. This company and its lessees mined ore in the district until the late 1930s or early 1940s (Needham and Storms, 1956; Farnham, Stewart, and DeLong, 1961).

6.2

Local Production

Detailed reports from the early period in the Tombstone mining district generally were prepared by prominent mining engineers of the day and published in the Transactions of the American Institute of Mining Engineers. Production was typically reported in dollars. Blake (1902) reported the historical value of gold and silver produced by the nine principal Tombstone mines and mills, to the end of 1881, was $7.4 million. Hamilton (1884) reported that between 1879 and 1884 the Tombstone mining district produced $25 million in precious metals. Church (1902) estimated the yield to the end of 1901 amounted to about $25 million.

Sarle (1928) reported that the Tombstone mining district had known ore production totaling $85 million, gross value. Of this sum he reported that approximately $79 million came from 20-plus mines in the eastern area and approximately $6 million came from a dozen or more mines in the western district. He reported production in dollars from many mines and in tons from five of 23 known veins on the Mellgren property in the western part of the district. The production in dollars and tons reported by Sarle (1928) for the western district is listed in Table 6-1. Sarle (1928) noted that production may have been even greater.

Table 6-1 Historic Production Reported for Western District

Vein	Vein Length (ft)	Reported Production (tons) 0 to 200 ft depth	Reported Production (dollars)
Bonanza	1,000 (between south and north shafts)	60,000	$1 million[1]
Joseph No. 1	400 (between south and north workings)	25,000	$60,000
Joseph No. 2	600 (between south and north shafts)	30,000	$150,000
Annex No. 40	1,500	92,000	$60,000
Annex No. 41	500	30,400	$60,000
Junetta	NR	NR	$100,000
Merrimac-Free-Coinage	NR	NR	$100,000
Louise	NR	NR	$100,000
Mamie	NR	NR	$150,000
San Pedro	NR	NR	$150,000
Solstice	NR	NR	$75,000
State of Maine	NR	NR	$3.5 million
Totals		237,400

1 Production in dollars was reported for the Bonanza-Chance vein. NR = Not Reported. Source: Sarle (1928)

Production records based on the early reports and records were prepared by Butler and others (1938) who concluded that production to that time averaged more than a third of a million dollars per year. Their inventory included remarks on historical developments during the reported period and the price of silver for the period. The production history prepared by Butler and others (1938) is summarized in Table 6-2.

Keith (1973) estimated the total quantity and value of base and precious metals produced by all of the mining districts in Cochise County between 1879 and 1970 to be more than $1,937 million. The Tombstone mining district through 1970, he stated, produced not less than 1.5 million tons of silver-bearing ore, either with lead or manganese, He calculated that the yield between 1879 and 1970 was approximately 1.5 thousand tons of copper, 22.5 thousand tons of lead, 9,000 tons of manganese ore shipped during war years, 590 tons of zinc, 240 thousand ounces of gold, and 30 million ounces of silver. He estimated that by 1890 over on-half the total Tombstone district silver production had been extracted.

Keith (1973) reported the following dollar production from the Tombstone district: (1) J.B. Tenney compiled unpublished figures and estimates from old company reports and from these, estimated that the total production to the end of 1907 was approximately $28.4 million; (2) Mineral Resources of the United States reported production of gold, silver, copper, lead, and zinc from 1908 to 1934, inclusive, was 608,345 tons and had a total value of approximately $8.1 million; and (3) production by Tombstone Development Company and the Tombstone Mining Company for 1935 and 1936 had a total value of $564,437. From these records Keith (1973) concluded that through 1970, “The total value of the production would exceed $38.8 million dollars.” The historic silver price in 1879 was $1.144 per oz and in 1970 it was $1.635. In the intervening years the price of silver ranged from $0.254 to $2.060 per oz (Kitco, 2008). Production for all mining districts in Cochise County and for the Tombstone district between 1879 and 1970 is summarized in Table 6-3. Using the historical production values, Keith also provided information on owners, estimated production, and mineral products for individual mines. That information is summarized for mines in the western part of the district in Table 6-4.

Table 6-2 Production History—Tombstone Mining District

Period	Price of Silver	Production	Remarks
1877–80	$1.15 – $1.20	$2,318,567	Discovery and early development. Mills built on San Pedro River.
1881–86	0.99 – 1.14	16,877,175	Active development and large production. Water encountered in mines in 1882, and mills built at Tombstone.
1887–96	0.63 – 1.05	4,564,650	Decreased production due to depletion of many of the large ore bodies above water level.
1897–1911	0.52 – 0.68	5,575,900	Consolidation of principal properties and attempted unwatering of district by a 1,000-foot pump shaft.
1912–14	0.553 – 0.615	379,917	Lessee operations.
1915–17	0.507 – 0.824	1,117,687	War period. Considerable production of manganiferous silver ore and concentrates.
1918–32	0.282 – 1.12	5,150,789	Mainly lessee operations. Production of silver during 1918 –22 stimulated by Pittman Act.
1933–36	0.35 – 0.77	1,118,325	Production stimulated by increased price of gold and silver.

Source: Butler et al., 1938, p. 39

Table 6-3  Cochise County and Tombstone Production Summary, 1879 – 1970

Commodity	County Total	Tombstone Total
Ore (1000 short tons)	156,658	1,500
Copper (1000 lbs))	7,832,490	3,018
Lead (1000 lbs)	386,269	45,000
Zinc (1000 lbs)	487,144	1,179
Gold (oz)	3,091,742	240,000
Silver (100 oz)	146,416	30,000
Total Value (1000s)	$1,937,825	$38,800

Source: Keith (1973)

Table 6-4  Production From, and Owners of Principal Mines in the Western District

Mine	Location	Mineral Products	Property Owners (dates mostly unknown)	Estimated Production
Argenta mine	T20S-R22E NW ¼ Sec 16	Cu, Pb, Ag, Au	--	184 tons of ore shipped during 1922-1924.
Bonanza group	T20S-R22E NE ¼ Sec 16	Ag, Pb, Cu, Au	Mellgren Mining Tombstone Silver Fields Co.	5,000 tons of ore produced intermittently 1919 to 1941.
Chance mine	T20S-R22E Cen Sec 16	Ag, Au	Tombstone Consolidated Mining Company (TCMC) Bunker Hill Mines Company Mellgren Mining	140 tons of ore produced in 1935.
Free Coinage mine	T20S-R22E S Cen Sec 9 N Cen Sec 16	Ag, Au, Mn	Mellgren Mining	500 tons of ore produced intermittently since 1890s, mainly 1920-1922.
Ground Hog mine	T20S-R22E SW ¼ Sec 22	Ag	Wallace S. Eavenson and Associates (1950s)	Produced ore in the late 1880s and in 1935.
Mamie mine	T20S-R22E E Cen Sec 11	Ag	Mellgren Mining Tombstone Silver Fields Co.	Several hundred tons produced intermittently in the late 1800s and during the 1920s and 1930s.
Merrimac mine	T20S-R22E S Cen Sec 9	Ag, Au	Tombstone Silver Fields Co.	A few hundred tons of ore produced sporadically between the 1880s and 1930s.
Randolph mine	T20S-R22E SE ¼ Sec 16	Ag	Mellgren Mining Tombstone Silver Fields Co.	A few hundred tons produced intermittently from 1880s to 1917.
San Pedro mine	T20S-R22E SE ¼ Sec 8	Au, Au, Mn, Cu	TCMC Bunker Hill Mines Company San Pedro Leasing Co. Mellgren Mining	Several thousand tons of ore produced in the 1880s and 1890s. A sporadic production of about 2,900 tons from 1936 to 1950.
Soltice mine	T20S-R22E SE ¼ Sec 9	Ag, Pb, Cu, Au	Mellgren Mining Soltice Mining & Milling Co. Tombstone Silver Fields Co.	Some 425 tons or ore produced intermittently from 1911 to 1940.
State of Maine mine	T20S-R22E W Cen Sec 16	Ag, Au, Mn, Cu, Pb	Grand Central Mining Co. TCMC Bunker Hill Mines Company San Pedro Leasing Co. Escapule family & W.W. Grace	Some 30,000 tons of ore produced during the 1880s and a few hundred tons intermittently since then.

Source: Keith (1973); table prepared by SRK Consulting. The mines in bold face are located on the west parcel of the Tombstone Property.

Moore and Roseveaer (1969) estimated that between 1887 and 1940, 100,000 to 200,000 ounces per year of Arizona silver production cane from the silver deposits of the Tombstone mining district, but since 1950, over 90 percent of the silver produced in Arizona has been a byproduct of base-metal ores: copper (80 percent), lead-zinc (10 percent), and complex copper-lead-zinc (4–5 percent).

The U.S. Bureau of Mines (1947, 1956, 1961) conducted investigations and reported on manganese production in the Tombstone district. The first manganese ore was produced during World War I by Bunker Hill Mines Co. from the Oregon-Prompter mine. Interest in manganese was revived during World War II and two carloads of high-grade ore were reportedly shipped from the outcrop of a deposit near the Oregon shaft. The next known production of manganese ore was made in 1953 or 1954 when the Tombstone Development Co. shipped 452 long tons of ore from the Prompter mine to the government purchasing depot in Deming, New Mexico. Farnham, Stewart, and DeLong (1961) reported that when they visited Tombstone in August 1957 lessees operating the Oregon-Prompter mine had produced 900 tons or more of sorted manganese ore between February and August 1957.

6.3

Prior Ownership

Numerous companies owned or operated the many Tombstone mines over the years, and ownership changed frequently. Known owners of the principal mines in the western part of the district are shown in Table 6-4, although dates of ownership are poorly documented. A search of the Arizona Corporation Commission on the Internet found the following three Arizona companies that were active in the area in the 1980s and into the 1990s. Tombstone Silver Mines, Inc. was active in the western district.

Tombstone Exploration, Inc., incorporated April 21, 1980. The company filed annual reports 1982, 1983, 1985; corporation revoked 1986. Tombstone Exploration, Inc. conducted open pit mining and heap leaching of low grade shallow silver ores (the wall rocks remaining after the historic high-grade silver was mined) in the main district just south of the town of Tombstone.

Tombstone Extension Mining, Inc., incorporated Feb. 17, 1983; corporation revoked August 10, 1984.

Tombstone Silver Mines, Inc., incorporated March 6, 1984; corporation revoked December 10, 1993.

6.4

Exploration Activity

Historical exploration in the Tombstone mining district is poorly documented. The earliest prospects were located from surface outcrops of altered or mineralized ground. As early mining commenced in the district, local structures and styles of mineralization were recognized and pursued as mineral targets. It appears little “exploration” as we know the process was necessary in the boom years of the late 1880s and 1890s. Sporadic exploration has been carried out since those days, but little is documented. A few reports were found and are summarized below.

Mellgren Properties

In 1928 a report on the Mellgren properties was prepared by C.J. Sarle (with contributions by V.C. Mellgren). The property, which reportedly covered the greater part of the western portion of the district, consisted of 56 contiguous lode claims and fractional claims covering an area of about 1,050 acres. The report mainly summarized the know geology of the western part of the Tombstone district, estimated potential resources, and recommended alternative exploration programs for the area.

Since the late 1920s exploration activities in the district by the federal government, major exploration companies, and smaller mining companies are known from anecdotal evidence and a few reports. While the old records and reports generally are not available, those that were found are described below. [The authors did observe old drill collars in the western part of the district during a site visit.]

U.S. Bureau of Mines

The U.S. Bureau of Mines investigated and reported on the manganese ores in Arizona as part of a federal investigation for strategic minerals. The work was performed during 1940 and 1941 and three reports were published (Romslo and Ravitz, 1947; Needham and Storms, 1956; Farnham, Stewart, and DeLong, 1961). These reports are some of the earliest known on exploration activities in the Tomb-stone district. Six abandoned mines were sampled, including the Randolph mine in the western part of the district, and the samples were shipped to the USBM laboratory in Salt Lake City. A sample from the surface dump at the Randolph mine assayed 17.12 percent manganese and 17.3 ounces/ton silver.

The 1941 exploration activities included mapping of the areas; exploration of various mines and deposits by sampling old drifts, crosscuts, and stopes; and diamond drilling from underground stations (Needham and Storms, 1956). Early results indicated that no great manganese tonnage could be expected from any individual mine or deposit; as the manganese occurred with the silver, most of it was mined out years ago. After subsequent testing at a semi-pilot plant, the USBM determined that 90 percent or more of the manganese could be recovered by the dithionate process and 80 to 90 percent of the silver could be recovered by flotation or cyanidation (Farnham, Stewart, and DeLong, 1961).

The USBM explored for barite deposits in Arizona in the late 1950s, describing only one deposit in the Tombstone district, at the Ground Hog mine (Stewart and Pfister, 1960). The caved condition of the old workings made it impossible to determine the downward extent of the barite mineralization, which reportedly extended below the 200-ft level. Rasor (1937) indicated that barite is sparse or lacking in most ore deposits of the district.

Interstrat Resources Inc.

A report prepared in 1985 for Interstrat Resources Inc. (also spelled Intrastrat) was obtained from the files of the Arizona Department of Mines and Mineral Resources (ADMMR). The Interstrat property consisted of 101.2 acres (Arizona State Prospecting Permit #08-80356-00) plus about 10 acres of patented fee lands. The property, located in the N½ Sec. 16, T20S-R22E, reportedly contained “…the extension of the north trending, west dipping, State of Maine vein.” Geologic mapping, surface sampling, and a drilling program appear to have been conducted during 1983 and 1984. Accompanying the brief report were a table of analytical results and hand-drawn maps and cross sections. The information related to Interstrat’s work activities is relevant to the Tombstone Property (subject of this report) as the lands are now mostly controlled by Tombstone Exploration Corporation. The detailed back up for this information is not available to Tombstone Exploration.

The table, “Spectrographic Analysis Results, 1984,” reported gold and silver values for samples collected in 1983 and apparently in 1984 from back-hoe and dozer cuts, prospect pits, trenches, mineralized and un-mineralized porphyry, and surface soils. Silver values ranged from zero to 220.07 oz Ag/ton. The five greatest silver values were 29.2, 33.29, 44.64, 75.00, and 220.07 oz Ag/ton. Gold values ranged from zero to 0.980 oz Au/ton. The five greatest gold values were 0.020, 0.040, 0.300, 0.800, 0.980 oz Au/ton.

The maps showed the following features:

Outcrops of bleached Uncle Sam porphyry,

Structures [fissures?] with dips and the location of two andesite dikes,

Patented and unpatented claims,

Historical mines (without names),

Roads and surface elevations, and

Trench, sample, and drill locations with gold and silver values.

Three cross sections based on four drill holes indicated gold and silver values at depth from the assay results and related the values to projected vein outcrops and old mine workings.

The report recommended the following steps to bring the company’s state holdings into production: define drilling to finalize open pit layout, calculate tonnage-grade and waste associated with a specific pit outline, determine production parameters, and decide upon a plan of operation.

An application for a mineral lease on state lands covered under Interstrat Prospecting Permit #08-80356-00 was made to the Arizona State Land Department (ASLD) on November 13, 1985. The application covered six claims (Fox No. 1 through No. 6) and asked that the claims be consolidated. In response, ASLD prepared an Evaluation Report dated July 11, 1986. The Mineral Lease Application No. 11-92569 was noted to be “partial conversion of 08-80356.” ASLD report noted the following:

W.W. Grace assigned Exploration Permit No. 08-80356 to Interstrat on March 6, 1981.

Work done on the permit consisted of trenching, drilling, sampling and assaying, and geology.

Fox No. 1 through Fox No. 3 claims cover silver-gold mineralization associated with the northern extension of the State of Maine fissure system. The Fox No. 4 claim contains mineralization that is related to the Clipper and May northward extensions. Fox No. 5 and Fox No. 6 claims cover the southward extension of the Clipper system.

During the 4.5 years Interstrat held the Exploration Permit enough work was done to indicate that some 50,000 tons of rock averaging +1.5 oz Ag/ton was present on the northern extension of the State of Maine system, which is amenable to open pit mining to a depth of 100 ft.

Interstrat demonstrated that the Fox claim group is “a borderline ‘prudent man’ discovery.” The term borderline was used because of the current low price for silver and the relatively small tonnages thus far indicated.

ASLD recommended approval of the lease application; however it is not known whether the mining lease was completed.

Alanco Ltd.

Information concerning work at the Ground Hog mine (SW¼ Sec. 22, T20S-R22E) by Alanco Ltd. was obtained from the files of the ADMMR. A report prepared by the Arizona Department of Mineral Resources dated November 14, 1984 indicated that mapping and drilling by air-track on the surface and underground cleaning, mapping and sampling had been performed at the mine and that “… approximately $200,000 was spent in 1984.” Other notes described some of the work performed. Another note dated June 7, 1985 also stated that Alanco reported the company had been mapping and sampling at the mine.

The second ADMMR note, dated April 15, 1988, stated Alanco reported that the Ground Hog mine contains 200,000 tons of low grade silver and a little gold that could be economic with a slight rise in silver prices. New financing would allow them to reopen the mine and reopen the Charleston Road Mill. Regarding the Ground Hog mine, Southwest PAY DIRT for May 1988 announced that (1) Precious Metals Mines, Inc. of Chicago will provide the funding to reopen the Cochise County mill and mine, and (2) the mine will be open pit and is expected to produce 1,000 tons of ore daily that will be crushed at the mill.

Jaba, Inc. Properties

InfoMine.com (website accessed 1 April 2008) provided a Property Summary of the “200-ha Contention option and a further 1,600 ha in five properties in and around the Contention area” for historical research purposes. The website indicated the property records had been archived. “Abandoned property” was listed for company owner. A note with reference date of July 15, 1999 stated “Excellion dropped its interest in the property in 1996.” Thirty-five documents, dating from January 6, 1992 to July 15, 1999 are listed as available from InfoMine. The following items were reported on the website:

In 1989 drilling returned 3.02 g/t gold equivalent from surface to 110 ft in one drill hole. Other holes also contained mineralization.

In the first half of 1993, Jaba, Inc. drilled 86 RC holes around the Contention “pit.” The total depth drilled was approximately 25,000 ft. The mineralization was reportedly hosted by Bisbee metasediments that are totally oxidized near the surface. A possible fault-offset continuation of the zone was recognized and gold-silver grades were encountered on at least three targets.

In June 1994 a 10-hole drill program commenced on the property.

Indicated resources, with a reference date of December 13, 1993, were presented as follows: Gold—tonnage of 262,000, grade of 3.36 g (“Grade is gold equivalent. Deeper reserve in the pit area.”); Gold—tonnage 1,047,000, grade 2.16 g (“Grade is gold equivalent. Shallow reserve in the pit area.”).

These tonnage and grade estimates are historical reported resources for which no back up information is available. The methods used to estimate the indicated resources are not known, and the data have not been reviewed by a Qualified Person. Therefore, the resource should not be relied upon, and Tombstone Exploration Corporation is not reporting these historical resources or any other resources as current and CIM compliant resources.

A Jaba news release dated April 14, 1997 reported, “The Downey Project is adjacent to JABA’s Robber’s Roost porphyry copper project, southwest of Tombstone, Arizona. The Downey has potential for silver-lead-zinc mineralization arranged in zones, on the east side of Robber’s Roost. One hole drilled to a depth of 1,515 feet intercepted short zones of sub-economic silver mineralization, and the property was returned to its owners.” This same information was contained in a staff note in the ADMMR file on Jaba.

A news article in The Mining Record dated September 3, 1997, reported that Jaba had acquired two “large scale projects in southwestern Arizona.” One was the Downey property (adjacent to the Robber’s Roost property) acquired from Tombstone South Minerals, Inc. under a ten year exploration lease with option to purchase. The second project was Robber’s Roost (Sec. 30, T20S-R22E), in the area of a “deep seated porphyry copper target…confirmed by drilling done by ASARCO in the early 1970s.” The Jaba announcement stated, “Extensive exploration work has been completed on both projects and Phase 1 drilling commenced on the Downey project on May 27, 1997.”

Major Exploration Companies

The following exploration in and surrounding the Tombstone district by major companies is known from the authors’ personal experience to have been work directed largely at porphyry copper exploration. To date, a viable porphyry copper deposit has not been discovered in the Tombstone district.

United States Smelting, Refining & Mining Co. and Newmont Exploration, Ltd. — United States Smelting, Refining & Mining Co. and Newmont Exploration, Ltd. were reported to have performed considerable exploratory work during the 1960s and 1970s on claims leased from Tombstone Development Co. (Farnham, Stewart, and DeLong, 1961).

ASARCO — A comment in a field trip guidebook (AGS, 1988) confirmed that ASARCO conducted deep drilling in 1973–1974 in the Tombstone district. The purpose of the ASARCO drilling was to target porphyry copper deposits thought to be associated with Laramide granodioritic and quartz monzonitic plutons within a caldera complex. One such target was the Robber’s Roost site, where intense phyllic alteration and breccia pipe emplacement are exposed by erosion.

BHP Minerals — Newspaper clipping from late 1993 (The Northern Miner, December 13, 1993 and December 20, 1993) reported that BHP Minerals International Exploration had optioned 13 state mining leases and four federal claims from Excellon Resources (EXN) and MVP Capital for their joint property in Arizona—the Robber’s Roost (Sec. 30, T20S-R22E). The report states, “Having examined old core from drilling in 1973–74, the companies believe the project has the potential to host an open-pit, heap-leachable chalcocite blanket about 150 ft. below surface.” A subsequent clipping (Southwestern PAY DIRT for November 1994) quoted EXN and MVP as stating BHP had spent more than the required $150,000 during the first year of the agreement. BHP completed geological studies and geophysical surveys that identified a favorable setting and several anomalies, and subsequently drilled three reverse circulation (RC) holes. The holes defined a large pyritic halo and provided a vector toward copper enrichment zones. A three-hole diamond drill program was underway, with the first hole completed and the second hole in progress. Business Wire reported on June 19, 1995 that BHP had commenced drilling on the Robber’s Roost property as part of a three-hole drill program designed to test biogeochemical and geophysical anomalies to a depth of about 1,500 feet.

A quarterly report filed by Excellon Resources on SEDAR (www.sedar.com) for the quarter ended January 31, 1997 stated that the company decided to discontinue further work on the Robber’s Roost project near Tombstone, Arizona and that the properties were in the process of being returned to the original vendors.

6.5

Project Expenditures

Few of the procured historical project data have an accounting of the total exploration dollars expended in the Tombstone district. Only three were uncovered. A statement accompanying the Interstrat Resources report (Interstrat, 1985), address to Interstrat Resources Inc, Vancouver, B.C. Canada and prepared by Lowell Mineral Exploration of Tucson, AZ, amounted to $2,500. The statement indicated the following work was performed between October 21 and November 10, 1985: visit, arrange for drilling equipment, drill four holes totaling 231 feet, collect 47 samples, assay 24 samples (See Section 6.4.3 above).

A second indication of project expenditures was the mention in news releases and press clipping that more than $150,000 was spent by BHP Minerals in 1994 at the Robber’s Roost (See Section 6.4.5 above).

The third indication of project expenditures was mentioned in the Alanco clippings for the Ground Hog mine upon which approximately $200,000 was spent in 1984 for mapping and drilling by air-track on the surface, and cleaning, mapping, and sampling underground.

6.6

Historical Mineral Resource and Mineral Reserve Estimates

Historical estimates of mineral resource and mineral reserves, if made, are not available for review and reconciliation with current CIM resource estimation classifications.

7

GEOLOGICAL SETTING (ITEM 9)

This section describes the regional, local, and property geology. Much of the information and discussion have been taken from Butler, Wilson, and Rasor (1938), Newell (1974), and Frost (1996).

7.1

Regional Geologic Setting

The Tombstone mining district is located in the Mexican Highland section of the Basin and Range physiographic province. The regional setting is shown in Figure 7-1. The Mexican Highlands cover parts of southwestern New Mexico, southeastern Arizona, and northern Mexico. It is characterized by generally long, narrow mountain ranges separated by desert plains underlain by deep basins. Mountains make up nearly half of its area. The mountain ranges trend generally north to northwest and are composed of igneous, sedimentary, and volcanic units ranging in age from Precambrian to Tertiary. Mountain peaks have elevations greater than 9,000 ft and often rise more than 5,000 above the adjacent valleys. The basins are composed of thick sequences (more than 1,000–10,000 ft) of generally unconsolidated sand, gravel, clay, and evaporates.

Regional Geology

Rocks in the region range in age from Early Precambrian to Quaternary. Figure 7-2 is a geologic map of the region. The oldest Precambrian rocks in southeastern Arizona are represented by unnamed granitic rocks and the fine-grained, greenish gray Pinal schist. Minimum ages range from 1,200 to 1,500 m.y. (million years). Younger Precambrian rocks, if present, are not exposed in southeastern Arizona.

Paleozoic sedimentation followed a long period of erosion in the region, with deposition of clastic and carbonate rocks in southeastern Arizona during Cambrian and Ordovician time. No Silurian rocks have been identified in southern Arizona. Mainly carbonate rocks were deposited throughout the remainder of Paleozoic time.

Southern Arizona was uplifted during Triassic and Jurassic time and was an area of non-deposition. Large areas of intrusive rocks and their eruptive equivalents were emplaced, and Paleozoic rocks were considerable deformed during this period. A new depositional basin formed in southeastern Arizona during Early Cretaceous time and more than 20,000 ft of marine, continental, and volcanic rocks were deposited in the basin. Cretaceous and older rocks were deformed, intruded by plutonic rocks, and buried beneath thick piles of volcanic rocks.

Igneous activity increased substantially during Mesozoic time, with activity considerable more extensive from Late Jurassic to Middle Cretaceous (140 to 80 m.y.) than from Late Cretaceous to Early Tertiary time (80 to 40 m.y.—the Laramide period). Anderson (1968) believed the younger intrusives during the Laramide period were more important in the genesis of ore deposits than the older intrusives (Newell, 1974).

The Basin and Range province was formed during the Cenozoic Era, when crustal extension resulted in vertical movement on generally north-south trending faults. Extension gave rise to the emplacement of extensive granitic stocks and batholiths with associated volcanic activity.

The uplift resulted in extensive erosion with contemporaneous deposition of thick deposits of Whitetail, Pantano, and Gila conglomerate. The Gila conglomerate is faulted and folded, indicating that deformation and uplift continued into Quaternary time.

110°
Safford
ARIZONA
Phoenix
Tucson
Area of figure
111°
Galiuro Mtns
Pinaleno Mtns
Santa Catalina Mtns
Winchester Mtns
GRAHAM CO
COCHISE CO
10
Tucson
Wilcox
Dos Cabezas Mtns
Rincon Mtns
PIMA CO
San Pedro River
32°
Benson
Wilcox dry lake
Santa Rita Mtns
Whetstone Mtns
Dragoon Mtns
PIMA CO
Charleston
Tombstone
Area
Sierra Vista
Tombstone Hills
Mule Mtns
Canelo Hills
SANTA CRUZ CO
Huachuca Mtns
80
Bisbee
Nogales
UNITED STATES
ARIZONA
Douglas
MEXICO
SONORA

Figure 7-1 Regional Setting of the Tombstone District

Regional Stratigraphy

This section summarizes the regional stratigraphic succession in the Tombstone mining district. The stratigraphic units are summarized in Table 7-1.

7.1.1.1

Precambrian Rocks

Pinal schist — The oldest, and one of two Precambrian units exposed in the Tombstone Hills. Exposures are limited to an area near Ajax Hill. The rock is a dark greenish gray to brownish gray, moderately to well-foliated, fine-grained quartz sericite schist. Foliation within the schist trends northeast and dips about 60° E. Although Gilluly (1956) proposed that the schist is at least several thousand ft thick, only 150 to 200 ft crop out at Tombstone. The schist was intruded by a Precambrian granite and following extensive erosion, both were buried beneath the Cambrian Bolsa quartzite.

Precambrian granite — A Precambrian granitic rock is exposed immediately west of Ajax Hill. It has been named a granodiorite and an albite granite by different investigators. The rock is unconformably overlain by the Bolsa quartzite. The rock is a pinkish gray to light gray, medium-grained biotite granite with gneissic texture.

7.1.1.2

Paleozoic Rocks

The Precambrian basement rocks were unconformably buried beneath Paleozoic rocks following an extensive period of erosion. Paleozoic rocks are well exposed in the Tombstone Hills and ten formations have been identified.

Kb
Kr
Ph
QTgu
PPs

Modified from Drewes, Harold, 1980, Tectonic map of southeast Arizona: U.S. Geological Survey Miscellaneous Investigations Series Map I-1109.

Approximate Scale

0 — 5 MILES

- Kb - Upper part of Bisbee Formation or Group, undifferentiated, and related rocks (Bisbee Formation or Group, undifferentiated)
- Klq - Lower quartz monzonite and granodiorite (lower Cordilleran (Laramide) igneous and sedimentary rocks)
- PPs - Sedimentary rocks of the Epitaph Dolomite, Colina Limestone, and Earp Formation, undifferentiated (Naco Group)
- Ph - Horquilla Limestone (Naco Group)
- MDs - Escabrosa Limestone and Martin Formation, undifferentiated
- Yg - Granodiorite and quartz monzonite (granitoid rocks)
- QTgu - Gravel, sand, and silt (older or undifferentiated surficial deposits)
- Tva - Extrusive andesite and dacite (upper igneous and sedimentary rocks)
- Tv - Extrusive rhyolite and rhyodacite (upper igneous and sedimentary rocks)
- Kr - Rhyodacite tuff and welded tuff (lower Cordilleran (Laramide) igneous and sedimentary rocks)
- Ka - Andesitic to dacitic volcanic breccia (lower Cordilleran (Laramide) igneous and sedimentary rocks)
- Normal fault, dotted where concealed
- Thrust fault; dotted where concealed, teeth on upper plate

Figure 7-2 Regional Geology of the Tombstone District

Bolsa quartzite (Middle Cambrian) — The Bolsa quartzite crops out south of Tombstone, on and near Ajax Hill. The Bolsa is pale orange (fresh surface) to light brown (weathered surface). It unconformable overlies the Pinal schist and the Precambrian granitic rock. The major part of the unit consists of thick- to very thick-bedded, medium- to very coarse-grained, slightly cross bedded quartzite. The unit was deposited by a transgressive sea. The transition to the Abrigo limestone occurred as water depth of the transgressive sea increased.

Abrigo limestone (Middle to Upper Cambrian) — The Abrigo crops out in the valley east of Ajax Hill. The Abrigo is notable for its grayish olive-green to dark greenish gray limestone with worm borings and conspicuous thin beds of edgewise conglomerates. The bottom 400 ft are interbedded shale, limestone, and edgewise conglomerates. The central 150 ft consist of thin- to very thin-bedded crystalline limestone. The upper 300 ft consist of medium- to thick-bedded sandy limestone that is frequently cross-bedded. A 2-ft thick bed of quartzite marks the top of the Abrigo.

Martin limestone (Late Devonian) — The Martin limestone is exposed in the valley between Ajax Hill and Military Hill. The rocks are typically dark gray to brownish black and consist of chert, limestone, sandstone, and shale. At Tombstone more than half the Martin is represented by sandstone and shale. The upper and lower surfaces are disconformities and the upper contact with the Escabrosa is arbitrarily placed where the color changes from dark gray to light gray.

Escabrosa limestone (early Mississippian) — The Escabrosa, being resistant to erosion, forms a 2-mile long ridge through Military Hill,. It crops out east of Military Hill and along SR 80, about 2.5 mi  southeast of Tombstone. The massive lower beds commonly form prominent cliffs and the higher beds typically form dip slopes. Two chert horizons exist in the formation. The lower zone, 250 ft above the base, consists of dark gray to black beds that are 1–6 inches thick. The second zone, about 550 ft above the base, consists of brown nodules that are about 6 inches thick. Fossil crinoid fragments, corals, and brachiopods are abundant.

Naco Group (Pennsylvanian—Permian) —The Naco limestone is difficult to distinguish from the Escabrosa limestone. The maximum thickness of the Naco exceeds 3,250 ft but its original thickness is unknown because the upper limit is a surface of erosion. The Naco was intruded by a few dikes and sheets of quartzose porphyry that are now generally decomposed. The dikes were probably erupted prior to deposition of the Mesozoic sedimentary rocks. Butler and others (1938) characterized these rocks as rhyolite porphyry and stated they appear to have no connection with ore deposition. The Naco Group rocks were subdivided into six new formations by Gilluly and others (1954). A brief description of each unit (taken from Weller, 2008, and Newell, 1974) follows.

Horquilla Limestone (Middle to Late Pennsylvanian) — thin bedded, blue-gray limestones alternating with thin beds of red shale and shaly limestone; weathered appearance from a distance; layers look like steps; maximum thickness is 1,000 ft. Crops out about 1 mile southeast of Ajax Hill.

Earp Formation (Pennsylvanian-Permian boundary?) — thin shaly limestones, reddish shales, massive limestone and dolomite that weathers orange or reddish; maximum thickness is 1,000 ft. Crops out along a prominent northwest-trending ridge about 2 mi  southeast of Ajax Hill and is present north of the Prompter fault, near the Prompter and Oregon mines.

Colina Limestone (lower Lower to upper Lower Permian) — dense, black limestone with some major beds of shale and sandstone; often contains small fossil snail shells; maximum thickness is 635 ft. Crops out along the north-trending Colina ridge, about 2 mi  south of Ajax Hill.

Epitaph Dolomite (upper Lower Permian) — dolomite with knots of silica, limestone, red shale, thin sandy layers; maximum thickness is 785 ft. Crops out at several localities: east of Colina ridge and along SR 80, about 2.5 mi  north of Tombstone, south of the Lucky Cuss mine, and on Comstock Hill at the northwest edge of Tombstone.

Scherrer Formation (upper Lower Permian) — red siltstone, dolomitic limestone, massive sandstone; maximum thickness is 660 ft. Crops out on two small hills about 1.5 mi  northwest of the Schieffelin Monument.

Concha Formation (upper Lower to Middle Permian) — light gray cherty limestone with some sand layers at base; maximum thickness is 125 ft. Crops out at four sites within about 1 mile of the Schieffelin Monument.

7.1.1.3

Mesozoic Rocks

Triassic and Jurassic rocks are missing in the Tombstone district. Rocks of the Naco Group were unconformably overlain by Bisbee Group rocks of Cretaceous age. Eight Mesozoic units have been identified in the Tombstone area.

Bisbee Group — Unconformably overlying the Naco is the Mesozoic Bisbee Group, a series of mostly clastic rocks that include maroon mudstone and siltstone, brown to buff sandstone, and a few thin limestone beds containing marine and fresh-water fossils. The base of the Bisbee consists of conglomerate beds 55 to 70 ft thick containing pebbles and cobbles from the Naco, Escabrosa, Abrigo, and Bolsa units.

The two most extensive areas of Bisbee Group exposure are the Tombstone Basin, south of Tombstone, and an area west of the Ajax Hill fault, north and east of Uncle Sam hill and the State of Maine mine. The area south of Tombstone is roughly circular, about 1¼ mi  in diameter, and contains many of the principal mines. The area west of the Ajax Hill fault is larger and irregular in shape; it lies between the Uncle Sam porphyry on the west and the granodiorite, Precambrian, and Paleozoic rocks of the Tombstone Basin area about 1.5 km to the east. The western area of Bisbee rocks contains smaller mines such as the Mamie and Bonanza group. Although a complete section of the Bisbee group is not exposed in the western area, Force (1996) stated that the lower unit in the western area is at least 500 ft thick and the upper unit is at least 850 ft thick.

The lower 128 ft of the formation are of considerable importance as far as mineral deposition is concerned. That sequence consists of the Novaculite unit, which contains 60 ft of basal shale and limey sandstone with localized limestone conglomerate; the Blue limestone, which is 34 ft thick; 24 ft of shale; and a 10-ft thick bed of limestone (Gilluly, 1956).

The Bisbee group of the western area was considered by Lipman and Sawyer (1985) to be the floor of a caldera filled by younger Uncle Sam porphyry, having one margin at the Ajax Hill fault. Force (1996) postulated that the Bisbee Group of the western area may lie between two concentric structural walls of this caldera.

Bronco volcanics — The earliest volcanic activity in the district occurred before the intrusion of the Uncle Sam porphyry and the Schieffelin granodiorite. The Bronco volcanics include a lower andesite member and an upper rhyolite member. The Bronco andesite erupted through the Bisbee Group. Exposures, which occur at many scattered locations between the Ajax Hill fault and the San Pedro River, are typically subdued. Diamond core holes near the Charleston lead mine indicate thicknesses of between 1,200 and 1,400 ft. The Bronco rhyolite, which is composed of tuffaceous beds and flows, crops out between Charleston and the Charleston lead mine. It has a probably minimum thickness of 900 ft. The Bronco rhyolite is slightly more resistant to erosion than the andesite and forms low hills and gentle slopes. It has been intruded by the Uncle Sam Tuff, and thus has a minimum age of Late Cretaceous.

Schieffelin granodiorite — The Schieffelin granodiorite (~76.0+/-3.0 m.y. (million years)) and the Uncle Sam porphyry (~73.5+/-2.8 m.y.), both of Late Cretaceous age, intruded sandstone and shale of the Bisbee Group west of Ajax Hills. The Schieffelin, which is exposed over an area about 2 mi  wide, was described as a “stocklike body” by Butler and others (1938) who indicated its intrusion and solidification caused pronounced contact metamorphism. The Schieffelin is intrusive into all of the older rocks with which it is in contact. Limestone beds of the Naco Group have been recrystallized to marble, and farther west the granodiorite intruded and cut off the Ajax Hill fault.

Uncle Sam porphyry — The Uncle Sam porphyry, variously described by workers as a quartz latite, as a rhyolite, and as a tuff, has a dacitic composition and a porphyritic texture (Force, 1996). Newell (1974) proposed the Uncle Sam porphyry and Schieffelin granodiorite are related co-magmatically, the Uncle Sam being a later differentiate of the same magma that formed the Schieffelin. Force (1996) presented abundant evidence the Uncle Sam and Schieffelin are broadly coeval and closely related.

The Uncle San invaded upper Naco Group and lower Cretaceous units east of Bronco Hill, and in turn it was intruded by the rhyodacite west of Ajax Hill and by numerous hornblende andesite dikes between Charleston and the State of Maine mine. West of Ajax Hill, the Uncle San was observed to be in both cross-cutting and flow relations with Bisbee Group rocks. In other areas (Sec. 29, T20S-R22E and west of the San Pedro River) small intrusive breccia bodies in the Uncle Sam were mapped by Newell and Gilluly (Newell, 1974).

Andesite porphyry dikes — The central part of the Tombstone district is traversed by five major dikes of granodioritic to dioritic composition with a general strike of N. 12° E. From east to west the dikes are named the Michigan Central, the Grand Central-Contention-Empire, the Sulphuret, the Boss, and the Tribute. The dike rock consists of about 30 percent phenocrysts in an aphanitic groundmass of felted plagioclase laths. These dikes are generally intensely altered and their outcrops are typically obscure. Alteration minerals are chlorite, calcite, epidote, and sericite – indicative of propylitic alteration. The Contention dike, being one of the best silver producing properties in the district, is the only dike consisting of a border phase and a more felsic central portion. The other andesite porphyry dikes have relatively uniform lithologies.

Newell (1974) proposed that the dikes originated from an early differentiate of the Schieffelin granodiorite and were probably emplaced slightly prior to the final intrusive stages of the Schieffelin. Force noted that some of the dikes are along pre-Schieffelin, post-Uncle Sam faults. The dikes cut the Uncle Sam, the Schieffelin, and their contacts with the Bisbee Group. On the basis of the similar phenocryst mineralogy and morphology of all three units, Force postulated the dikes closely postdate the Uncle Sam and the Schieffelin.

Granophyre — A granophyric dike crops out immediately west of Ajax Hill. The dike is relatively resistant to erosion, and can be followed along strike about 3,500 ft. The granophyre intruded along the Ajax Hill fault and also invaded the Precambrian granite. The dike is probably slightly older than a rhyodacite from which it is separated by the fault.

Rhyodacite — The rhyodacite is exposed west of Ajax Hill and along the west side of the Ajax Hill fault. It is closely associated with the granophyric dike and like the dike, it intruded the Uncle Sam porphyry.

Hornblende andesite — Numerous dikes of hornblende andesite occur in the area between the San Pedro River and Tombstone. They are probably genetically related to a hornblende andesite intrusive that crops out about 1 mile east of Bronco Hill. The dike rocks intrude the Bisbee, the Bronco volcanics, the Schieffelin granodiorite, and the Uncle Sam porphyry.

7.1.1.4

Cenozoic Rocks

Four units in the area have been identified as Cenozoic in age. These include a Tertiary rhyolite porphyry, Quaternary gravel and alluvial sequence, a basaltic dome, and a phonolite dike.

Rhyolite porphyry — The rhyolite porphyry crops out about 3 mi  southeast of Tombstone along SR 80 and as several sills between Ajax Hill and Military Hill. The rhyolite intrudes many of the Paleozoic formations in the district, and many of the intrusive contacts are nearly conformable with the bedding. The rhyolite has clearly cut across an andesite porphyry dike west of Military Hill, and south of Tombstone it has intruded the Prompter fault.

Quaternary undivided — Rocks and alluvial deposits of Quaternary age include the Gila conglomerate or its equivalent, and modern gravel and alluvial deposits. Rocks of probable Gila equivalency were observed in fault contact with the Bisbee east of Tombstone in Sec. 7. T20S-R23E. North of Tombstone the conglomerates are at least 700 ft thick and appear to be considerably thicker east of Walnut Gulch. The Gila equivalent is covered by a thin layer of modern gravel and alluvium and about 1 mile northeast of Tombstone the conglomerates are intruded by a small basaltic dome.

Basalt and Phonolite dike — A small basaltic dome crops out along the east side of Walnut Gulch. The basalt is only moderately resistant to erosion and the exposed surface is about level with the surrounding conglomerates and gravels. The contact is well exposed in places and the basalt has clearly intruded the sediments. Newell (1974) believed the basalt was intruded along a zone of weakness at the intersection of the northeast-trending fissures with a large fault buried beneath the gravels in Walnut Gulch. Enclosed within the basalt, near its southwest corner, is a phonolite dike that is about 200 ft long and 5 to 10 ft wide.

Table 7-1 Stratigraphy of the Tombstone Mining District

Era	Period	Unit		Thickness (ft) (where known)
Cenozoic	Quaternary	Phonolite porphyry dike Basalt intrusive Quaternary undivided
	Tertiary	Rhyolite porphyry
Mesozoic	Cretaceous	Hornblende andesite Rhyodacite Granophyre Andesite porphyry dikes Uncle Sam tuff Schieffelin granodiorite Bronco volcanics Bisbee Group		3,000+
Paleozoic	Permian	Naco Group	Concha limestone Scherrer quartzite Epitaph dolomite Colina limestone Earp formation Horquilla limestone	1,500 150 780 635 584—595 1,000—1,100
Pennsylvanian
	Mississippian	Escabrosa limestone		780
	Devonian	Martin limestone		230
	Cambrian	Abrigo Formation Bolsa Quartzite		844 440
Precambrian	Early	Granite Pinal schist

Source: Gilluly (1956), Devere (1978), Newell (1974);Bold line represents an unconformity.

Regional Structure

The Tombstone mining district is about 200 mi  south of the Colorado Plateau province, in the Basin and Range province. Three major tectonic zones have been proposed for the southwestern U.S. (Figure 7-3). The Wasatch-Jerome zone in Arizona is a north-south to southeast trending structure characterized by high-angle faults with associated horst and graben features. The Front Range zone in New Mexico is composed of thrust faults, high-angle faults, folds, and horst and graben structures. Also a north-south trending structure, the Front Range zone in New Mexico does not occur in Arizona. The Texas zone is approximately 100 mi  wide and strikes about N. 75˚ W. across west Texas, southwest New Mexico, southern Arizona, and into southern California. The Texas zone in Arizona is characterized by high-angle normal faults and thrust faults. The three belts are old, linear, and persistent zones of deformation. The Tombstone district lies in the intersection of the Wasatch-Jerome zone with the Texas zone (Figure 7-3)

Wasatch-Jerome zone
Front Range zone
Texas zone
TOMBSTONE
N
0 100 mi

Figure 7-3 Tombstone District Relative to Texas Zone and Wasatch-Jerome Zone

7.2

Local Geologic Setting

The local geology and structure are summarized below.

Local Geology

Rocks of the Tombstone mining district consist of schist, granite, limestone, dolomite, shale, sandstone, and conglomerate of Precambrian through Mesozoic age, and younger granodiorite, tuff rhyolite sills, plugs and dikes, andesite dikes, valley fill, and a basalt plug. The stratigraphic sequence is summarized in Table 7-1 and individual units are described in Section 7-3.

Precambrian rocks are exposed locally in a north-south elongate window in younger sediments and volcanic rocks in the south-central part of the Tombstone district. Unconformable above the Precambrian rocks are sedimentary units of Paleozoic age that are in turn unconformably overlain by rocks of Cretaceous age. Jurassic and Triassic Mesozoic rocks are absent in the Tombstone district.

Force (1996) divided the Bisbee Group rocks in the western Tombstone area into a lower unit of mostly sedimentary megabreccia and conglomerate, with lesser basal fossiliferous limestone and interbedded pale argillite, and an upper unit that coarsens upward from mostly argillite to mostly sandstone. He indicated the lower unit is at least 500 ft thick, and the upper unit is at least 850 ft thick. The Late Cretaceous Schieffelin granodiorite forms the north margin of the Bisbee Group in the western area.

The Schieffelin granodiorite and the Uncle Sam porphyry (probably a quartz latite tuff) are exposed in the western and southern part of the district, and granodiorite dikes are found throughout the central part of the district. Evidence suggests they are differentiates from the same magma. The intrusives are cut by dikes of hornblende andesite. Younger rhyolite porphyry occurs as sills, plugs, and dikes south and east of the main part of the district. To the north and east of the district, the pediment of the Tombstone Hills is covered by Gila conglomerate, which is hundreds of feet thick. The youngest rock in the area is a basalt plus that intrudes the Gila conglomerate on the east.

Steeply dipping porphyry dikes that strike about N. 30° E. cut the Uncle Sam, the Schieffelin, and their contacts with the Bisbee Group. The dikes appear to closely postdate the Uncle Sam and the Schieffelin.

Metamorphism in the Tombstone mining district occurred with the intrusion of the Schieffelin granodiorite and prepared the Bisbee and Naco Group rocks for subsequent mineralization. The total thickness of metamorphosed rocks is about 850 ft. The Bisbee group in the western area is locally more intensely metamorphosed than it is in the Tombstone Basin. Shale and sandstone of the Bisbee were converted to hornfels and quartzite that fractured well and helped develop long continuous tension fractures during subsequent periods of faulting. Limestone of the Bisbee and upper Naco were recrystallized, while the Novaculite, the basal member of the Bisbee, was altered to a jasperoid.

Local Structure

The structure of the Tombstone mining district is complex, although the western area is less so than the eastern area. In 1882, Blake described the following features: the control on mineralization by northeast-trending fault and fissure systems and porphyritic dikes; the importance of folding, with localization of ore deposits at the crest of many of the folds; and the importance of bedded “masses of rich silver ore” in black limestone. Force (1996) pointed out that the Bisbee Group in the western area was deformed into dome-and-basin folds but lacks complex faulting.

Many of the ore bodies have been shown to be structurally controlled. The major structural features are folds, faults, igneous intrusion, and tension fractures and fissures.

Folds — North of the Ajax Hill horst is the Tombstone basin, which is a broad synclinal warp, the axis of which trends east-west and plunges gently to the east. The syncline is complicated by three broad anticlines and associated synclines, called rolls by the early miners, that developed in the central portion of the district. These broad folds plunge slightly to the southeast and are truncated by the Schieffelin granodiorite to the northwest.

Faults — Prior to intrusion of the Schieffelin granodiorite, the Tombstone basin was subject to east-west and north-south faulting. The major faults in the Tombstone district are the east-west trending Prompter fault zone, a reverse fault that dips 60 to 80° S; the Horquilla Peak normal fault, south of Ajax Hill; the Ajax Hill normal fault, which lies immediately west of Ajax Hill and trends north-south; and the East Boundary fault, which is the eastern equivalent of the Ajax Hill fault. The Prompter fault has at least 4,000 ft of displacement near its western margin and about 1,500 ft of offset farther to the east. The Horquilla Peak normal fault, south of Ajax Hill, has about 2,000 ft of displacement.

There have been at least three periods of movement on the Prompter system. One period is probably pre-Cretaceous. A second period post-dates the Ajax Hill fault (about 2,800 ft), and a third period post-dates the emplacement of the rhyolite porphyry dike immediately south of the Prompter shaft (SE ¼ Sec. 14, T20S-R22E). The projected trend of the Prompter fault beneath the Bisbee and the Uncle Sam porphyry is of reported interest since the Prompter fault zone is known to contain sizeable ore bodies (Oregon-Prompter, Bunker Hill, Dry Hill, and Contact mines).

Igneous Intrusions — The principal intrusions, the Schieffelin granodiorite and Uncle Sam porphyry, probably were emplaced during one general period. The dikes, however, show a considerable range in composition and time of emplacement. Some of the siliceous dikes in the Paleozoic rocks probably predate the intrusives, some dikes cut the larger intrusive bodies, and basaltic dikes cut the valley fill.

Tension Fractures and Fissures — Following intrusion of the Schieffelin, dikes of similar composition were emplaced along many of the preexisting faults. The basin was then faulted along north-northeast trending faults that created numerous, widespread northeast-trending fractures that commonly strike N. 30-55° E across the district. East of the Ajax fault the fractures dip steeply southwest; west of the fault they generally dip northwest. Butler, Wilson and Rasor (1938) have shown that these fractures served as channels for the silver-bearing hydrothermal solutions. The ore fissures cut all rocks older than the Quaternary gravels.

Following mineralization, the basin was again disrupted by faulting along west-northwest and north-northwest trends. Movement along the newly created and pre-existing faults tilted the basin to the north and northeast.

Newell (1974) summarized the chronology of Tombstone igneous and structural activity, as follows:

1. Pre-Cretaceous movement along the Prompter-Horquilla faults.

2. Folding of the Bisbee formation in the central portion of the Tombstone district.

3. Movement along the Ajax Hill fault.

4. Extrusion of the Bronco andesite, followed by extrusion of the Bronco rhyolite.

5. Intrusion of the north-trending andesite porphyry dikes.

6. Intrusion of the Schieffelin granodiorite.

7. Renewed movement along the Prompter fault.

8. Emplacement and extrusion of the Uncle Sam porphyry.

9. Emplacement of the quartz latite porphyry.

10. Emplacement of the granophyre.

11. Emplacement of the rhyodacite.

12. Earliest fracturing along the northeast-trending fissures.

13. Emplacement of the hornblende andesite dikes.

14. Introduction of hydrothermal solutions and formation of the base-metal and silver deposits at             Charleston and at Tombstone.

15. Emplacement of the rhyolite porphyry with associated dikes and sills.

16. Renewed minor fracturing along the northeast-trending fissures.

17. Renewed movement along the Prompter fault.

18. Introduction of the manganese mineralization in the southern part of the district.

19. Partial district tilting to the northeast possibly associated with the northwest faulting.

20. Emplacement of the basalt and phonolite in Walnut Gulch.

Alteration

Descriptions of alteration apply mostly to the oxidized ores as little mining was carried out below the water table. The limited descriptions below are taken from Butler and others (1938) and Force (1996).

All of the rocks in the northeast fissure zone in the western part of the Tombstone mining district weather brownish to reddish, apparently due to the oxidation of small amounts of pyrite The wall rock of the fissures shows a considerable range in alteration. Some veins crop out several feet above the surrounding rocks along part of their length as a result of silicification. Such outcrops commonly show rather strong stains of manganese. Other wall-rock alteration, such as at the State of Maine vein, is a soft claylike material that erodes readily. The alteration by the ore solutions appears to have been mainly sericitization, which was later modified by surface solutions. Intense alteration extends only a few feet from the fissure.

The ore in the State of Maine vein appears to be confined mainly to narrow stringers in the crushed and sericitized rock of the fissures. Small amounts of vein quartz is present as a gangue mineral in some of the stringers but it is nearly lacking in much of the ore.

Force (1996) noted that metamorphic grades in Bisbee rocks range from apparently unaltered rocks to the wollastonite-diopside-garnet assemblage. The wollastonite-diopside-garnet assemblage is favored by calcic rocks. The zone containing this assemblage is everywhere in contact with the Schieffelin granodiorite. The structural thickness of the zone is about 65 to 100 ft.

A garnet zone occupies a large area of the Bisbee Group in the western area. Several rock types show garnet either in calcic spots or as part of a matrix in rocks where the spots are epidotic. The garnet zone, at least 300 ft thick, is defined by the presence of garnet but the absence of wollastonite or diopside in calcic assemblages.

An epidote zone is defined by a variety of rocks in the southern part of the western area. It is most obvious in outcrops of spotted hornfels and as rims or complete replacements of limestone pebbles in conglomerate. The thickness of the zone is about 425 ft. Epidote-bearing rocks in contact with the Uncle Sam porphyry in the south area suggest that metamorphism is locally caused by the dike.

7.3

Geochemistry

Geochemical surveys are routinely conducted over a district as an adjunct to mapping and geophysical exploration. Two types of geochemical investigations were conducted by Newell (1974) in the Tomb-stone district to evaluate the area for additional mineralization: the biogeochemistry of mesquite tree twigs and the geochemistry of rock chips from mine dump samples.

Mesquite Biogeochemical Investigation

Newell (1974) collected 353 mesquite samples from nine different sites along linear features earlier identified on aerial and space photography, and analyzed the samples for copper, molybdenum, silver, and zinc. The analyses were compared to element distributions in rocks, soils, dry wash sediments, and groundwater samples collected from the same areas at the same time.

Results of the mesquite investigation indicate that mesquite ash generally contains higher metal concentrations than do the surrounding media. Statistical analysis was used to determine mean values and standard deviations of the sample results, from which anomalous concentrations of each metal were determined. The results were plotted on maps for interpretation and comparison. The results are summarized in Table 7-2.

Silver values were generally background and low threshold, although scattered high-threshold silver concentrations were found (Secs. 13, 14, and 15, T21S-R22E). Newell postulated that a group of closely spaced, low-threshold samples in the Uncle Sam (Secs. 20, 29, and 30, T20S-R22E) may indicate high silver concentrations at depth because the group is surrounded by background values and because the dump from the Mustang mine in Sec. 30 was found to contain about 40 oz/ton silver. Newell concluded that very low silver values in mesquite suggest silver is not well suited to mesquite biogeochemical methods.

Zinc had anomalous values near Tombstone, decreasing northwestward away from the town. One anomalous value was collected south of town near the Contention dike, and both high and low threshold values occurred near the intersections of Government Draw-San Pedro and Government Draw-Walnut Gulch (Secs. 2 and 3, T21S-R23E). High threshold and anomalous zinc values were identified near the Horquilla-Ajax intersection (SW¼ Sec. 27, T20S-R22E). Anomalous values also were obtained about 3 mi  west-southwest of Tombstone (SW¼ Sec. 9 and NE¼ Sec. 17, T20S-R22E) near the State of Maine and San Pedro mines.

Background concentrations of lead were found along the northeast-trending fractures in the Uncle Sam (Secs. 19, 20, 29, and 30, T20S-R22E), but low threshold values tended to form a crude circular pattern around the background values and appeared to correlate with threshold and anomalous concentrations of copper and molybdenum, respectively.

Anomalous copper values were found near Tombstone and at the Government Draw-Walnut Gulch intersection, although the reason for the high values could not be determined.

Molybdenum had anomalous values near Tombstone, near Lewis Springs at the San Pedro-Government Draw intersection, and near intrusive breccias in the Uncle Sam with associated northeast-trending fractures and alteration (Sec. 29, T20S-R22E). Newell (1974) recommended the collection of more samples farther west (Secs. 17–20, T21S-R22E) to better define the latter anomaly.

Table 7-2 Mesquite Metal Responses

Structural Intersections	Metal Responses
	Cu	Mo	Ag	Zn
San Pedro-Government Draw Sec. 16?, T21S-R22E	Lth–Hth	Hth–A	B	Lth–Hth
Government Draw-Walnut Gulch Secs. 2 and 3, T21S-R23E	A	B	B	Lth–Hth
Walnut Gulch north of Tombstone SE ¼ Sec. 35, T19S-R22E	B–Lth	B	B	B
Prompter fault-Ajax fault Secs. 15 and 16, T20S-R22E	B–Lth	B	B	Lth
Horquilla fault-Ajax fault SW¼ Sec. 27, T20S-R22E	Lth–A	B	B	Hth–A
NE-trending fractures in the Uncle Sam Tuff Secs. 19, 20, 29, and 30, T20S-R22E	B–Lth	B–A	B–Lth	B–Lth

Source: Newell (1974)

[A = anomalous; B = background; Hth = high threshold; Lth = low threshold]

Mine Dump Geochemistry Investigation

Newell (1974) collected 85 samples of ore-grade material from mine dumps in the Tombstone-Charleston area to investigate metal zoning patterns. The samples were analyzed for copper, lead, molybdenum, silver, and zinc. The assay data, using the highest metal values, were examined through a series of ratios because metal ratios have been found to be largely independent of structural controls and thus reflect chemical changes across a given mineralized district or in a given ore deposit. A square area of influence (2,000 ft/side) was assigned to each sample point to separate sampled areas (mine dumps) from those without samples.

Of the collected samples, high ratio values occurred in the follow numbers of samples: silver–29, zinc–26, lead–25, copper–25, and molybdenum–17. The high silver ratios in the western part of the district formed a peripheral pattern. Newell (1974) pointed out that the pattern is similar to those described by Sims and Barton (1962) at Central City, Colorado, and that Jerome (1966) and Lowell and Guilbert (1970) also described high silver concentrations in the peripheral zones of porphyry copper deposits. The high ratio values for lead and zinc in the western district also showed a peripheral pattern similar to those for silver, and similar peripheral patterns also were described for lead and zinc by Sims and Barton (1962), Jerome (1966), and Lowell and Guilbert (1970). The patterns for silver, lead, and zinc are shown on Figure 7-4.

High ratio values for copper showed an irregular broken pattern that contrasted sharply with the continuous patterns for lead, silver, and zinc. In the western area the Charleston, San Pedro, and Mamie mines had high copper values. Newell (1974) postulated that the patterns for copper, despite the fragmented nature of the sampling areas, occupy positions slightly within the peripheral silver, lead, and zinc zones. The distribution of high molybdenum ratio values is significantly different than those for the other metals. The high molybdenum ratios are mostly in the western area, west of the Ajax fault. The patterns for copper and molybdenum are shown on Figure 7-5.

Newell (1974) postulated that the molybdenum zone appears to be near the intrusive breccias of the Uncle Sam, and “…fills the voids present in the copper, lead, silver, and zinc zones.” He concluded that “…for the area west of the Ajax fault, the indicated metal zoning patterns consist of a central molybdenum zone, an intermediate copper zone, and peripheral lead, silver, and zinc zones. Jerome (1966) and Lowell and Guilbert (1970) have described similar patterns associated with porphyry copper deposits…”

7.4

Property Geology

The rocks that crop out on the four Tombstone Property parcels include the following:

West parcel — Bisbee Group units, Uncle Sam porphyry, Schieffelin granodiorite, and dikes associated with the Schieffelin granodiorite;

North parcel —Tertiary sediments and Quaternary alluvium;

Central parcel — Paleozoic carbonates, Tertiary sediments and Quaternary alluvium; and

South parcel — Paleozoic carbonates.

The western part of the district is underlain mainly by rocks of the Cretaceous Bisbee Group (sandstones, shales, quartzites, and limestones) that were intruded during Laramide time by the Uncle Sam porphyry and the Schieffelin granodiorite. The sequence is cut by andesite porphyry dikes and northeast-striking fissures. The fissures have moderate to steep dips to the west. Mineralization occurs in pods and lenses localized along the fissure zones.

Partial mapping of the west parcel by Tombstone Exploration in Secs. 9, 10, 15, and 16 of T20S-R22E indicates that the area is underlain by Uncle Sam porphyry and units of the lower Bisbee Group, with minor exposures of upper Bisbee Group rocks and alluvial deposits. Mineralized fissures strike consistently northeast, although the angle varies between about 15 and 55 degrees. Many of the fissures exhibit consistent orientation for hundreds of feet along strike and many fissures have parallel orientations, forming fissure sets. These structural mineralized fissures are the primary focus of the current exploration program.

R. 21 E.
R. 22 E.
R. 23 E.
TOMBSTONE
State of Maine Mine
P.F.
H.F.
A.F.
Charleston Mine Pb
Charleston
Lewis Springs

High Silver Ratios

R. 21 E.
R. 22 E.
R. 23 E.
TOMBSTONE
State of Maine Mine
P.F.
H.F.
A.F.
Charleston Mine Pb
Charleston
Lewis Springs

High Lead Ratios

R. 21 E.
R. 22 E.
R. 23 E.
T. 19 S.
T. 20 S.
T. 21 S.
TOMBSTONE
State of Maine Mine
P.F.
H.F.
A.F.
Charleston Mine Pb
Charleston
Lewis Springs

High Zinc Ratios

From Newell, 1974

 Figure 7-4  High Silver, Lead, and Zinc Ratios from Tombstone Mine-dump Samples

(Green represents approximate holdings of Tombstone Exploration Corporation. Dark lines are areas that were sampled. Patterned areas have high ratios.)

R. 21 E.
R. 22 E.
R. 23 E.
TOMBSTONE
State of Maine Mine
P.F.
H.F.
A.F.
Charleston Mine Pb
Charleston
Lewis Springs
80

High Molybdenum Ratios

R. 21 E.
R. 22 E.
R. 23 E.
T. 19 S.
T. 20 S.
T. 21 S.
TOMBSTONE
State of Maine Mine
P.F.
H.F.
A.F.
Charleston Mine Pb
Charleston
Lewis Springs
80

High Copper Ratios

From Newell, 1974

   Figure 7-5  High Copper and Molybdenum Ratios from Tombstone Mine-dump Samples

(Green represents approximate holdings of Tombstone Exploration Corporation. Dark lines are areas that were sampled. Patterned areas have high ratios.)

8

DEPOSIT TYPES (ITEM 10)

The Tombstone mining district contains four discrete targets associated with silver mineralization. Most of the following description is taken from Butler and Wilson (1938).

Deposits associated with north-south (dike) fissures. The north-south fissuring added to the fracturing produced by folding, and the rocks were further disturbed by the intrusion of dikes. Northeast fissuring was the final preparation of the ground for mineralization. The ore shoots are localized within the zone at the intersection of the northeast fissures. The ore is in fissures within the dikes, in the fissure zones occupied by the dikes, and in replaced beds, especially limestone beds extending away from the dikes. The ore shoots extend to several hundred feet stratigraphically above the Paleozoic-Mesozoic contact. The northeast fissures do not cross the north-south (dike) fissures directly on strike but tend to swing into them, follow them for some distance, and then appear on the opposite side of the normal strike—apparently offset.

Deposits associated with faults. These deposits are associated with faults that have caused slipping along the beds near limestone-shale contacts. The slipping resulted in fracturing the rocks and thickening or duplication of some of the beds, partly by faulting, partly by drag folding. Within the fault zones the ore shoots are at and near the intersection of northeast fissures. The fissures do not cross the north-south dikes directly on strike but tend to swing into them, follow them for some distance, and then appear on the opposite side of the dike.

Deposits associated with anticlines and rolls. These deposits are located in the rolls or drag folds on the anticlines within the Tombstone basin, generally where the bends in the beds are sharpest. This may not be at the apex of the fold. Factors that influenced the location of these ore deposits include: the overlying shale is a relatively impermeable cap; the novaculite (siliceous shale) is the most brecciated and permeable rock; the upper portion of the Naco limestone, the novaculite, and the Blue limestone are the most chemically favorable to replacement; the north-south fissuring and the intrusion of dikes further brecciated the rocks after folding; and the northeast fissuring completed the preparation of the ground for mineralization. The mineralizing fluids rose through the northeast fissures and passed into the permeable zones.

Deposits with no obvious control other than NE-SW fissures. Deposits in northeast-southwest fissures (commonly strike of N. 30-55° E.) have been productive in the Uncle Sam porphyry in the western part of the district and in the Mesozoic sedimentary rocks. In the Uncle Sam the mineralized deposits are simple fissure fillings. In the Mesozoic sedimentary rocks mineralization is in the fissures and extends outward from the fissures along favorable beds. These fissures have been more productive in the anticlinal areas than in the synclinal areas. The presence of gouge and striations on the walls of the fissures indicates they are faults. The ore fissures cut all rocks older than the Quaternary gravels.

The most productive part of the Tombstone sedimentary section extends from somewhat below the top of the Naco limestone to a few hundred feet above the base of the Mesozoic beds. Much of the production has come from within 200 ft stratigraphically of the boundary of the Paleozoic and Mesozoic rocks. However, there are some deposits deep in the Paleozoic and some high in the Mesozoic section.

Deposits with northeast-southwest fissures, the fourth type described above, are the deposit types sought by Tombstone Exploration on the west parcel of the Property. The main mines in this area occur along northeast-striking fissures, some fissures cutting Bisbee group rocks (Bonanza Group mines, Chance mine, Ground Hog mine, Mamie mine, Randolph mine, and Soltice mine) and some fissures cutting Uncle Sam porphyry (Free Coinage mine, Merrimac mine, Sailor mine, and San Pedro mine). The State of Maine mine occurs in fissures that cut both Bisbee sediments and Uncle Sam porphyry.

9

MINERALIZATION (ITEM 11)

A detailed study of the minerals of the Tombstone mining district has shown a large number and wide assortment of minerals. A great variety of lead, silver, copper, and zinc minerals have been described along with manganese, tellurium, molybdenum, and vanadium. The more important and principal minerals in the district include those listed in Table 9-1

Table 9-1 Principal Minerals of the Tombstone Mining District

Native elements	Sulfides	Haloids	Oxides	Carbonates	Sulfates
sulphur	galena	cerargyrite	quartz	calcite	barite
tellurium	argentite	bromeyerite	cuprite	rhodochrosite	angelesite
gold	chalcocite	embolite	tenorite	cerussite	jarosite
silver	sphalerite	fluorite	hematite		plumbojarosite
copper	alabandite		magnetite
	covellite		hetaerolite
	bornite		polianite & pyrolusite
	chalcopyrite		manganite
	pyrite		psilomelane

9.1

Types of Mineralization

Butler and Wilson (1938) noted that Tombstone is essentially a precious-metal district. The dominant mineralization of potentially economic interest is native silver, bromeyerite, cerargyrite, argentite, and argentiferous tetrahedrite. Also of potential economic interest is gold; copper mineralization as chalcopyrite; manganese mineralized as psilomelane, pyrolusite, and polianite; lead mineralization as cerussite and galena; and zinc mineralization as sphalerite. The main gangue minerals are quartz, pyrite, and occasionally barite.

The ores in different parts of the district vary greatly in content of the different metals, and whether they were recovered historically depended somewhat upon the degree of oxidation. Zinc has been recovered only from sulfide ores; manganese has been recovered only from oxidized ores.

The distribution of metals in the district suggested to Butler and Wilson (1938) “…an area of intense mineralization in the northeastern part of the district with a rough zoning outward. The most definite of the metal zones are the central gold zone and the marginal manganese-silver zone.”

Force (1996) described mineralization associated with Bisbee Group rocks in the western area, grouping deposits according to associated structures. In general, the western area mineralization occurs along steep faults as lensoid quartz veins and thin selvages of sheared and altered wallrock, including porphyry dikes. Manganese oxide coatings are prominent.

General descriptions of mineralization in the Tombstone Hills and Charleston area of the Tombstone district, given below, are taken from Keith (1973) and Newell (1974):

Silver —Silver mineralization is closely associated with north-south trending dikes and cross-cutting northeast-southwest fissures. Dips are westward at angles from vertical to 60 degrees. Where either dikes or fissures intersect anticlinal structures, mineralization often developed along the crests of the folds as bedded replacement deposits. Native silver has been identified in slickensided material as disseminated flakes, somewhat flattened along the slip planes. Other occurrences of native silver include small masses of fine wire silver clinging to iron-stained drusy quartz, and, in a polished section of hessite, microscopic quantities of silver were identified in cracks and along the contact with other minerals.

Bromeyerite is the main supergene silver mineral. Other supergene silver minerals are embolite, cerargyrite, argentite, stromeyerite, native silver, and argentojarosite. The main hypogene silver-bearing minerals are hessite, tetrahedrite, and galena.

Base metals — Base metal mineralization, often oxidized, occurs in fault and fracture zones in Laramide volcanics and the Uncle Sam porphyry. The most common minerals are sphalerite, galena, and chalcopyrite.

Sphalerite is fairly common in the Tombstone district, and most commonly was found associated with chalcopyrite, galena, and pyrite. The average sphalerite content in samples from various mines in the eastern part of the district and the Charleston lead mines was about 15 volume percent (Newell, 1974).

Galena also is a common mineral in ore specimens of the district, and was commonly associated with pyrite, sphalerite, chalcopyrite, and less frequently with tetrahedrite. When present, the galena content of individual polished specimens ranged between about 2 and 95 volume percent (Newell, 1974). The average content was about 30 volume percent. Newell proposed that the high gold and silver assays reported for galena ore from the Empire mine at least partially was explained by the presence of gold-bearing hessite grains in the galena. Galena with spotty copper and zinc minerals is found along fissure zones and anticlinal rolls cut by mineralized fissures in Paleozoic and Mesozoic sedimentary formations. Orebodies are often closely associated with cross-cutting Laramide intrusive dikes.

Chalcopyrite is widespread in the Tombstone ores. The most commonly identified occurrence of chalcopyrite was as exsolution blebs in sphalerite (Newell, 1974). Less commonly chalcopyrite was found as anhedral grains that occasionally enclosed and replaced pyrite, sphalerite, and tetrahedrite.

Manganese — Manganese mineralization is widespread throughout the Tombstone district and has occurred in various amounts with most of the oxidized silver-lead ore. The manganiferous ores are replacements in limestones. Sometimes argentiferous, manganese oxides occur in irregular, lenticular or pipelike replacement bodies along steeply dipping fractures and fault zones, usually in Naco Group limestones. Most of the ore bodies are extremely irregular, ranging from 1 to 20 ft in width and from a few feet to 150 ft in length. The chief manganese minerals are pyrolusite, wad, and psilomelane. Small amounts of the rarer zinc-bearing manganese minerals are present in some of the ore. Only a few deposits have been mined chiefly for their manganese content. A control on the ore deposition seems to have been the northeast-striking fissures, except in the vicinity of the Oregon-Promptor mine where the deposits appear to be controlled by the east-west Promptor fault. The deposits are mainly in the south-central part of the district, south of the richer silver mines.

9.2

Favorable Rocks

Much of the ore in the Tombstone district has resulted from replacement of a few favorable formations that range from lower Paleozoic to well above the base of the Mesozoic Bisbee group. Substantial mineralization is associated with three productive sedimentary zones: upper part of the Bisbee group, upper part of the Naco limestone and lower part of Bisbee group, and dikes in selected locations.

9.3

Favorable Structures

Mineralization is directly associated with favorable structures in the Tombstone mining district: north-south (dike) fissures, faults, anticlines and rolls, and—in the western area—northeast-trending fissures. Frost (1996) noted that mineralization in the western area follows premineralization faults that themselves postdate the porphyry dikes. The dikes are the youngest igneous features, suggesting that mineralization is unlikely to be associated with intrusion of the Schieffelin granodiorite and could be much younger. The following descriptions of northeast-striking faults or fault set in the western area are from Force (1996).

A set of steep faults between the Charleston highway and the Prompter fault. Mineralization includes amethystine quartz and postdates both the Uncle Sam and the younger porphyry dikes. Mines on this structure include the Mamie and Sailor mines. Production was a few hundred tons of silver ore.

Both branches of a fault, located northwest of the above structures, offset the limestone-conglomerate marker horizons but are in turn cut by Schieffelin granodiorite. Black hornfels are oxidized along the faults. Many of the workings are part of the Soltice claim block.

Another fault set dips northwest and cuts the Uncle Sam-Bisbee contact east of the State of Maine mine. One segment contains a porphyry dike. Workings along this fault set include the Bonanza Group mines and the remainder of the Soltice workings. Production (including all Soltice production) was about 4,500 tons of lead-silver ore.

About a half mile northwest of the above fault set is a northwest-dipping fault that locally forms the boundary between the upper and lower units of the Bisbee Group and offsets Uncle Sam-Bisbee contacts. Frost (1996) observed little mineralization but postulated the structure extends to the State of Maine mine where parallel structures are mineralized. The Merrimac and Free Coinage workings are in a parallel structure about 650 ft to the east, in the Uncle Sam porphyry.

The western extension of the Prompter fault is mineralized, especially in a northeast-striking segment. A few hundred tons of silver ore were produced from workings at the Randolph mine.

9.4

Mineralized Structures

Mineralization at the Tombstone Property occurs in two styles: fracture-fill (structurally controlled) and limited stratabound structures, both genetically associated. The fracture-fill structures are deep-seated fracture/fault zones trending northeast that are considered the conduits for the pod-type deposits and represent the upper zone of mineralization. At the property, the fracture-fill mineralization is predominant.

At the portal of the Solstice mine, local stratabound mineralization is developed. Such structures may have been formed at the intersections of fracture zones and/or along highly receptive rock units such as carbonate rocks, limestones, and limey siltstones, which are common units in the Bisbee group., Quartzites are the predominant outcropping rock units in the west Tombstone district and seem to be the upper units of the Bisbee group. The best example in the district is the historical Goodenough mine located at southwestern edge of the town. Stopes are located at the top of  an anticline, forming an arcuate cavity of several feet high. The anticline axis plunges northeasterly. The stope is quite shallow, less than 70 ft below the surface.

At the structures, mineralization takes place as silver-bearing manganese oxides. Manganese minerals are predominantly psilomelane, pyrolusite, and manganite, while the silver minerals are acanthite, proustite, and pyrargyrite. Commonly, horn silver (chlorargyrite/cerargyrite), in the form of small crystals found in dumps, occurs as a secondary mineral after acanthite.

The property encompasses eight historically productive structures: the State of Maine, Merrimac, Bonanza-Solstice, Santa Ana, Black Horse, Mamie, Randolph, and Groundhog. In addition, there exist several sub parallel structures of similar characteristics that have been less developed. Some structures have been recognized for over ½ mi strike length, and all of them appear to be open on both ends as well as down-dip.

9.5

Age of Mineralization

Newell (1974) constrained the age of mineralization in the Tombstone district with structural evidence and age determinations on the Schieffelin granodiorite, the Uncle Sam porphyry, and the rhyolite porphyry. He concluded that the maximum age of mineralization was 63 m.y. He also inferred that a second and earlier mineralizing event had occurred near Charleston where the potassium-argon age of a sericite sample from the Charleston lead mine was 74.5 +/- 3 m.y.

9.6

Property Mineralization

Mineralization on the west parcel of the Tombstone Property is not well described in the literature. Hamilton (1884) reported that the ore from the Mamie mine is a “chloride and carbonate...” and “The Monitor has a five-foot vein of free milling ore.”

10

EXPLORATION (ITEM 12)

Through its history, the Tombstone district was known as a producer of silver ore with accessory lead, zinc, gold, and manganese. Geologic mapping, geochemical sampling, and geophysical surveys were conducted across the district through the 1950s to 1990s by major exploration companies in pursuit of silver and porphyry copper mineralization. Follow-up drilling of porphyry copper targets apparently produced unsatisfactory results as options were dropped and further exploration activities were not undertaken. The work very likely exists in corporate offices, documented by final project reports and backed up with drill logs, copies of certified assay sheets, detailed cross-sectional and isopach maps, inter-office memos and reports, and daily drilling sheets. Specific information on the copper exploration activities of the major exploration companies and the subsequent results from are not available. These major exploration programs are known chiefly from newspaper clippings and anecdotal evidence. Somewhat more information is available on the activities of smaller exploration companies, being in the records of the ADMMR. That information is presented in Section 6.

The current exploration program at the Tombstone Property began sometime prior to 2006—probably in 2005—with sampling that included the underground workings at the Soltice, Greenwich, and Ace-in-the-Hole historical mines.

The present exploration activities being conducted by Tombstone Exploration include geologic mapping; RC drilling; and collection and assaying of samples from mine dumps, trenches, and surface and underground rock exposures. All exploration work is being conducted by the company, other than drilling, as described in Section 11, and laboratory assays, as described in Section 12, which are being performed by subcontractors to Tombstone Exploration Corporation.

10.1

Exploration Drilling

Recent exploratory drilling was conducted by Tombstone Exploration in early 2007 to intersect the fissure veins at depth, to locate and confirm mineralized zones, and to test fissures-vein thickness and continuity. The drill hole locations are shown on Figure 10-1. Drill samples were analyzed with a Nitron XRF analyzer and the samples that appeared to be mineralized were submitted for assay (See Table 11-2.)

The six holes drilled in the Red Top claim intercepted Cretaceous Bisbee Group quartzite and/or limestone, Tertiary Uncle Sam porphyry, and occasionally an andesite dike. These units were overlain in the uppermost 10 to 30 feet by alluvium. At varying depths the holes intercepted infrequent stringers of CaCO3 along fractures, zones of strong iron and manganese oxides, and occasional faults.

The three TEM holes drilled into the Black Horse/Ace-in-the Hole mine area intercepted Cretaceous Bisbee Group quartzite and/or limestone, hornfels, chert, and occasional interbeds in TEM3 of an unknown rock type, logged as a possible basalt. These units were overlain in the uppermost 15 to 40 feet by alluvium. At varying depths the holes intercepted infrequent stringers of CaCO3 along fractures, zones of strong iron and manganese oxide, and occasional faults.

10.2

Geologic Mapping

Geologic mapping is being conducted in Secs. 9, 10, 15, and 16, T20S-R22E, at scales of 1cm: 100m (1:10,000) mainly for surface mapping and 1cm: 50m (1:5,000) mainly for underground mapping and also where more detail is desired. Some limited mapping has been initiated in Secs. 17 and 22, T20S-R22E. The mapping has focused on strike, dip, and mineralization of the fissures and veins that strike northeast across the area of the principal historic mines in the western part of the district: State of Maine, Bonanza Group mines, Soldier, Soltice, and Ace-in-the-Hole/Black Horse. The mapping activities also include the location and orientation of historic shafts, pits, and dumps. Where accessible, the underground workings of these mines are being mapped or earlier maps are being verified. The extent of geologic mapping by Tombstone Exploration as of the date of this report is shown on Figure 10-2. Also shown on Figure 10-2 are mineralized trends that are the current exploration targets in the west area of the Property.

Figure 10-1 Tombstone Property — Current Drill Hole Locations

T20S-R22E
Sec. 10
Sec. 16
TEM 3
TEM 2
TEM 1
Kb
Kb qt
Qa
Kbu
RT 4
RT 1
RT 5
RT 3
RT 2
RT 6

T. 20 S. R 22 E.
Sec. 11
Sec. 10
Sec. 16
Sec. 15
State of Maine
unnamed
Bonanza/Solstice
Ace-in-the-Hole/
Black Horse
Merrimac
Scale: 1 Mile

Figure 10-2 Tombstone Property — Current Geologic Mapping and Exploration Targets

10.4

Sample Collection

Samples have been collected at the Tombstone Property between late 2005 and early 2008. Thirteen surface samples collected on the Property in October 2005 were assayed for gold and silver by Jacobs Assay Office of Tucson, Arizona, but the sampling locations are not documented. Gold values for the 13 samples range from nondetect to 0.021 oz/t Au; silver values range from nondetect to 2.20 oz/t Ag.

Samples from the nine RT and TEM drill holes were collected in 2007, and the results are summarized in Table 11-2. Also in 2007 and in early 2008 samples were collected from elsewhere on the Property: mine dumps, underground works, trenches, and surface locations (collectively referred to as surface samples). The range of surface-samples results are summarized in Table 10-1. Analyses of very recent samples that have only received certificates of analysis are presented in Table 10-2.

The assay results are indicative of mineralization, particularly where high grade samples were purposely collected. Samples from the Santa Ana mine, which is east of drill holes RT 2 and RT 3, show the highest values within the ranges reported. The highest values in the drill hole samples occur in RT 1 within the 410–450 ft interval.

Some representative samples also returned high grade assays, in particular the Merrimac FW S. pit, Merrimac N. pit main zone, Merrimac main zone (rock chip), Merrimac main zone (channel), Black Horse dump (grab), Solstice Area (grab), and Sec. 15 shaft dump (grab) (see Table 10-2). In addition, many of the samples were taken solely to test low grade areas for the presence or absence of silver.

10.5

Conclusions

SRK concludes that the early stage exploration conducted to date by Tombstone Exploration is appropriate for the property and has been conducted in accordance with acceptable industry procedures.

10.6

Recommendations

SRK makes the following recommendations:

1. Use industry-standard mapping software such as ArcInfo for preparing maps. Such software would permit preparation of maps and data in a conventional format for presentation or sharing on an as-needed basis.

2. Using industry-standard software such as Microsoft Access to develop a sample database. A spreadsheet format is less appropriate for recording and storing long-term data results. A database format would enable TEC to sort the records on any field and generate tables with selective information, in formats suitable to different needs. For example, tables could be prepared for reports, and ASCII tables of locations and values could be generated for preparing maps of single or multiple elements for a specific area.

The database should contain the following information for each sample: TEC sample number, laboratory sample number, sample location by latitude/longitude and/or UTM, sample location by description, sample collection date, sample type, analytical laboratory, sample analysis date, assay/analytical results by element, units of measure for each assay/analysis, analytical method(s) for each element. Assays and analytical results, and QA/QC analytical check assays should be recorded in the units used by the laboratory.

Table 10-1 2007–2008 Surface Samples—Summary Assay Results

Sample Location	No. of Samples	Au (oz/t)	Ag (oz/t)	Cu (%)	Pb (%)	Zn (%)
Santa Ana mine 59 ft level Sec. 16, T20S-R22E	9	<0.001–0.180	0.05–81.70	0.005–0.11	0.01–0.29	<.01–0.56
Santa Ana mine 59 ft level Sec. 16, T20S-R22E Selected high grade	1	0.396	609.50	0.206	4.28	0.08
Red Top Trench Sec. 16, T20S-R22E	69	<0.001–0.003	<0.05–1.15	0.001–0.011	ND–0.24	<.004–0.067
N Ground Hog trench Sec. 21, T20S-R22E	10	<0.001–0.006	<.05–0.90	0.002–0.015	ND–0.015	0.009–0.498
N Ground Hog trench 2 Sec. 21, T20S-R22E	1	0.004	0.50	0.003	0.009	0.008
N Ground Hog trench 3 Sec. 21, T20S-R22E	1	0.001	0.15	0.004	0.006	0.051
High Wall trench Sec. 10, T20S-R22E	8	<0.001	0.05–0.25	0.002–0.013	<0.01–0.02	0.09–0.02
Bill B Road Sec. 17, T20S-R22E	12	<0.001–0.004	<0.05–2.70	0.002–0.006	0.004–0.123	ND–0.05
Bill B Road Sec. 17, T20S-R22E High grade dump material	1	<0.001	4.65	0.006	0.103	0.008
Bill B Road Sec. 17, T20S-R22E General run of dump material	1	<0.001	0.55	0.003	0.036	0.005
State of Maine mine Sec. 16, T20S-R22E	1*	0.002	1.10	0.007	0.63	0.01

* Noted as “not representative.” Values were reported in oz/t and %.

Table 10-2 Recent Surface Samples

Sample Location	Sample Type	Sample Width	Au ppm	Ag ppm	Cu ppm	Pb ppm	Zn ppm
outcrop (o/c)	rock chip	1.3 m	<0.05	<5	50	100	100
outcrop	rock chip	0.1 m	<0.05	14	20	200	500
outcrop	rock chip	0.1 m	<0.05	11	20	600	700
Solstice HW	rock chip	1.3 m	<0.05	21	30	500	1000
Solstice FW	rock chip	2.7 m	<0.05	17	20	100	500
E. Solstice	rock chip	1.3 m	<0.05	<5	10	400	13400
W. Solstice o/c in wash	rock chip		<0.05	<5	10	100	5000
Solstice portal	channel	1.2 m	<0.05	68	80	3600	4700
Solstice dump	grab		0.46	118	150	1500	3800
Solstice area	rock chip	0.3 m	0.43	54	220	2300	2800
Merrimac HW @ S. pit	channel	2.5 m	<0.05	15	90	1300	700
Merrimac FW @ S. pit	channel	3.0 m	0.99	251	290	5600	800
Merrimac N. pit main zone	channel	1.3 m	<0.05	269	820	17400	5400
Merrimac N. pit HW	channel	2.4 m	<0.05	140	150	4000	300
Merrimac N. FW	channel	3.0 m	<0.05	23	160	2600	400
Merrimac dump	grab		0.2	343	450	5500	500
Merrimac main zone	rock chip	1.0 m	<0.05	381	740	13900	1600
Merrimac main zone	channel	0.8m	0.35	1260	5150	84900	6100
Ace dump	grab		<0.05	61	50	1600	7000
Ace portal	rock chip	1.0 m	<0.05	51	230	3000	8500
W. Ace	channel	2.2 m	<0.05	15	130	1500	16100
W. Ace dump	composite		2.38	37	720	11500	35100
W. Ace dump	grab		<0.05	<5	50	600	4200
Ace dump	grab		<0.05	7	90	3900	19900
Black Horse E. dump	composite		<0.05	68	150	4500	8500
Black Horse dump	composite		0.75	119	500	22000	27500
Black Horse dump	grab		0.21	248	780	5600	1600
Black Horse W.	rock chip	0.3 m	<0.05	10	110	1800	5600
Santa Ana 58 Lvl	rock chip		NR
Santa Ana 35 Lvl	Selective		13.9	>10000	3320	>200000	6700
Santa Ana 35 Lvl (CK)	Selective		6.96	>10000	--	--	--
Santa Ana 58 Lvl	rock chip		<0.05	91	190	7400	1400
San Pedro area	rock chip		<0.05	120	550	10900	700
SW Sailor dump	grab		<0.05	7	40	500	300
Sailor shaft dump	grab		<0.05	23	110	1600	2000
Leach pad	grab		1.09	118	410	2900	2300
?? Leach pad *	grab				70	19900	20200
Solstice area	grab		0.35	205	300	3200	4200
Sec 9 wash outcrop	rock chip	1.2 m	<0.05	<5	20	500	5100
Sec. 15 shaft dump	grab		<0.05	223	450	8600	11900

Certificate of Analysis and sample locations provided by Tombstone Exploration; values were reported in ppm.

11

DRILLING (ITEM 13)

11.1

Drilling Procedures

Between March and May 2007 Tombstone Exploration conducted a nine-hole, RC drilling program totaling 1,509 m (4,950 ft). Five of the holes were vertical and the other four were inclined at near -50 degrees. The holes varied in depth from 61m (200 ft) to 227 m (745 ft). The drill-hole data are summarized in Table 11-1. A typical drill hole collar is shown on Figure 11-1.

RC drilling is the standard rotary drilling method today; this is a rotary-percussion drilling technique that produces chips or cuttings that are air-lifted from the drill bit internal to a dual-wall drill pipe. The method minimizes the possibility of contaminating cuttings with wall rocks and thus produces a better sample for analysis.

Weber Drilling of St. David, Arizona, license numbers ROC # 055603 and ROC # 084984, drilled the RC holes, using a Chicago-Pneumatic 700 with angle hole capability. Fifteen centimeter (6 inch) outside diameter holes using a 12.7 centimeter (5 inch) inside diameter drill barrel were drilled. Drilling was initiated using air RC until the moisture content in the rock warranted switching to a wet (water) drilling process.

Down-hole surveys were not conducted, as the drill holes were for preliminary exploration data, and the holes were relatively shallow. Drill cuttings were split, sampled, and stored as described in Section 12. A company geologist later examined the drill cuttings and prepared a drill log for each hole. Assay results for gold, silver, copper, lead, and zinc were included at the depth interval of the sample on the drill log.

The information common to each drill log consisted of hole number, location, northing and easting, elevation, starting and ending dates of drilling, date logged, initials of the geologists responsible for drilling supervision and logging of cuttings, type of drilling, hole inclination, and total depth. Down-hole depths, for purposes of describing the cuttings, were reported in 1.5-m and 5-ft intervals. Columns were provided for depth interval; % recovery; lithology; structure; alteration; rock type; structure/rock; weather profile; oxidation state; alteration type; alteration intensity; MnO2 intensity; remarks; sampling interval; assays of silver, gold, copper, lead, and zinc; and XRF of silver and gold.

Notations in the Structure and Remarks columns of the drill logs were recorded at irregular intervals, presumably at changes in lithology. Geologic-map abbreviations such as Qa and Kb were used in the Structure column. The Remarks column contained information on rock type, grain size; color; weathering and weathering products; alteration; stringers of CaCO3, MnOx, and FeOx; bleaching; and mineralization. In addition, notations were made on zones of lost circulation and caving. Rock type was recorded in that column consistently at each 5-ft interval.

11.2

Drilling Program Results

Six holes were drilled on the patented Red Top claim (NE½ NE½ Sec. 16, T20S-R22E): RT 1–RT 6. Three holes were drilled on the Ace-in-the-Hole and Black Horse claims (SW¼ SW¼ Sec. 10, T20S-R22E): TEM 1–TEM 3. The locations of the drill holes are shown on Figure 10-2. The hole collars were located using GPS and the quarter quarters were extrapolated from the U.S. Geological Survey topographic map (there is a slight possibility that RT 5 could be in a different quarter-quarter).

The Red Top holes intercepted Cretaceous Bisbee Group quartzite and/or limestone, Tertiary Uncle Sam porphyry, and occasionally an andesite dike. These units were overlain in the uppermost 10 to 30 feet by alluvium. At varying depths the holes intercepted infrequent stringers of CaCO3 along fractures, zones of strong iron and manganese oxides, and occasional faults.

Table11-1 Drill Hole Summary Data

Hole No.	Location	Township – Range Qtr Qtr Section	Elevation (m)	Drilling Dates	Total Depth (m)	Inclin.
RT 1	Red Top Claim	T20S-R22E NE¼ NE¼ Sec.16	1,368	March 5–8, 2007	152	-90
RT 2	Bonanza	T20S-R22E NW¼ NE¼ Sec 16	1,365	April 23–30, 2007	61	-51
RT 3	Bonanza	T20S-R22E NE¼ NE¼ Sec 16	1,365	May 2–7, 2007	174	-50
RT 4	Red Top Claim	T20S-R22E NE¼ NE¼ Sec 16	1,365	May 8–14, 2007	198	-48
RT 5	Bonanza	T20S-R22E NE¼ NE¼ Sec 16	1,368	May 15–17,2007	210	-90
RT 6	Red Top Claim	T20S-R22E NE¼ NE¼ Sec. 16	1,365	May 21–23, 2007	166	-90
TEM 1	Ace-in-The-Hole	T20S-R22E SW¼ SW¼ Sec 10	1,405	March 20–30, 2007	169	-90
TEM 2	Black Horse	T20S-R22E SW¼ SW¼ Sec 10	1,421	April 3–6, 2007	157	-90
TEM 3	Black Horse	T20S-R22E SW¼ SW¼ Sec 10	1,420	April 9–19, 2007	227	-48

Figure 11-1 Typical Drill Hole Collar

The TEM holes intercepted Cretaceous Bisbee Group quartzite and/or limestone, hornfels, chert, and occasional interbeds in TEM 3 of an unknown rock type, logged as a possible basalt. These units were overlain in the uppermost 15 to 40 feet by alluvium. At varying depths the holes intercepted infrequent stringers of CaCO3 along fractures, zones of strong iron and manganese oxide, and occasional faults.

Hand-held XRF readings were used to determine whether or not to send a drill-hole sample to the laboratory for analysis. A 20 ppm or greater XRF silver reading was used as the determining value to send a sample to the laboratory. Exceptions were made when a lower reading was determined for a sample that was taken between two higher value samples or when adjacent to a higher value sample in the drilling sequence. Also, other metal values of interest that returned elevated levels even without the presence of Ag would trigger sending a sample in for analysis. All samples were assayed for Au, Ag, Cu, Pb, and Zn by fire assay and atomic absorption (AA) methods. All gold and silver values were obtained by fire assay. The sample intervals and range of assay results are summarized in Table 11-2.

Table 11-2 Drill Hole Assay Summary Results

Drill Hole	Intercept (ft)	No. of Samples	Ag (ppm)	Au (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)
RT 1	410–450	8	26–211	ND–15.8	20–410	100–4140	520–1550
RT 1	430–435	1	127	0.34	230	1400	1000
RT 1	435–440	1	34	<0.05	60	300	1700
RT 2	15–20	1	0.08	ND	30	30	50
RT 2	80–95	3	0.19–0.61	ND	30–50	30–100	110–360
RT 2	115–185	14	6–91	0.069–0.514	20–60	60–1520	80–560
RT 2	145–150	1	90	<0.05	60	1100	200
RT 2	150–155	1	44	<0.05	30	400	100
RT 3	150–160	2	11–14	0.07–0.1	20–30	10–40	130
RT 3	170–175	1	10	0.14	50	140	480
RT 3	200-290	18	9–110	0.03–0.24	20–100	50–1740	90–430
RT 3	295–345	10	9–97	0.03–0.07	10–520	80–550	180–10,200
RT 3	460–465	1	ND	ND	20	70	110
RT 3	495–500	1	ND	ND	10	70	320
RT 3	520–530	2	1–7	ND	10–20	80–160	130–340
RT 3	200–205	1	36	<0.05	110	1500	300
RT 3	320–325	1	27	<0.05	190	800	900
RT 4	245–250	1	2	<0.034	ND	70	270
RT 4	325–330	1	0.5	0.069	ND	210	40
RT 4	345–350	1	<1.7	<0.034	ND	100	120
RT 4	365–375	2	<1.7	<0.034–0.069	ND	50–190	70
RT 4	465–525	12	<1.7–274	<0.34–0.137	ND–660	50–4250	700–3880
RT 5	85–90	1	0.034	20	260	180
RT 5	340–365	5	<1.17–176.5	<0.03–0.309	10–240	370–7890	830–2900
RT 5	500–505	1	<1.7	<0.034	10	200	60
RT 6	5–50	9	3–26	<.034–0.103	<100	100–1400	100–600
RT 6	75–85	2	13–20	<.034–0.343	<100	300–1100	100
RT 6	125–135	2	15–17	0.069–0.103	100	300–900	100–200
RT 6	150–180	6	2–74	<.034–0.171	<100–100	<100–2000	200–1800
RT 6	190–200	2	44–45	<.034	200	100–2300	2400
RT 6	210–215	1	9	0.034	>100	100	700
RT 6	290–295	1	13	0.034	<100	2500	1100
RT 6	335–340	1	7	0.069	100	100	1200
RT 6	350–355	1	4	<.034	<10	10	40
RT 6	370–410	8	1–34	<.034–0.926	<10–10	<10–60	3–250
RT 6	460-–480	4	<1.7–13.7	<.034–0.24	<10	20	30–60
RT 6	510–520	2	14–40	0.034–0.069	<10–10	30–80	40–70
RT 6	405–410	1	21	<0.05	120	700	3200
TEM 1	40–95	11	10–238	ND–0.789	20–510	570–4280	1680–4630
TEM 1	140–150	2	ND	ND	10	60–70	210–530
TEM 1	180–185	1	ND	ND	20	60	70
TEM 1	310–335	5	ND–2	ND	10–70	50–90	90–170
TEM 1	340–345	1	ND	ND	20	60	20
TEM 1	400–405	1	ND	ND	10	60	20
TEM 1	485–490	1	ND	ND	40	70	90
TEM 1	45-50	1	228	0.95	910	7100	6800
TEM 1	310–315	1	<5	<0.05	30	100	200
TEM 2	No Assays	0
TEM 3	225–235	2	23–44.2	ND	40–150	140–354	150–610
TEM 3	240–250	2	6–19.5	ND	60–70	ND–630	50–230
TEM 3	425–430	1	5	0.1	80	40	30
TEM 3	740–745	1	35.7	0.069	20	460	500

Data from Tombstone Exploration. Table prepared by SRK Consulting. Bold samples are check samples. Values were reported in ppm.

11.3

Conclusions

The drilling methods used by Tombstone Exploration are industry standard procedures, and are acceptable for early exploration to define mineralized structures. While most companies will analyze the entire drill hole, the pre-selection of drill samples for assay by using XRF hand-held instruments is not unusual, and is acceptable. Tombstone Exploration reports they are no longer using XRF to select samples for analysis.

11.4

Recommendations

SRK Consulting makes the following recommendations:

1.

Conduct additional inclined and vertical drilling for the following purposes:

•

Evaluate the width of structural targets such as dikes, fissures, and veins;

•

Confirm silver mineralization across the targets;

•

Evaluate potential mineralization below the water table in the target areas;

•

Provide fresh samples for mineralogical and metallurgical testing; and

•

Conduct in-fill and/or extension drilling where necessary;

Any additional drilling should be by the core drilling methods with HQ size core. The drilling should include some oriented drillcore, targeting the northeast-trending fissures, to intercept the greatest possible thickness and depth of mineralized rock. Additional drilling should be directed toward evaluating mineralization below the water table.

The recommended drilling will provide additional structural and assay information to allow for possible delineation of mineralized zones, and will provide additional geotechnical information. Closer spaced drillhole definition of higher grade and thicker mineralization should be the goal.

2. Conduct down-hole surveys to measure drill-hole deviation, particularly for drill holes in excess of 100 m.

3. Devise a suitable numerical drill log that will allow inclusion of detailed lithology, alteration and mineralization information, in numeric form, in addition to assay data, to allow for digital drill logs.

4. Convert historical hard copy drill logs to digital format logs.

12

SAMPLING METHOD AND APPROACH (ITEM 14)

12.1

Sample Collection

During the dry drilling of Tombstone Exploration’s nine RC drill holes, a baghouse collection system was used to capture the chips from each 5-ft interval. The chips were directed through a riffle splitter to reduce the sample size of about 145 lbs, by one-half. The collected half was bagged, sealed, and labeled with the drill hole number and depth interval as soon as it was taken from the splitter. The other half was placed on the ground for visual inspection and was immediately analyzed with a hand-held Niton XRF analyzer.

A similar approach was taken for the wet drill samples except that a rotary riffle splitter was used to split the sample before bagging, sealing, and labeling one-half of it. A tightly woven polyethylene sample bag was used to allow the sample to dry while minimizing loss of fines. No XRF readings were taken on the wet samples at this time due to the interfering effect of the moisture on the readings. Wet sample splits were dried in the company laboratory on a hot plate before analyzing them with the Niton XRF analyzer.

The drill samples were biased in two ways:

The nine drill holes were clustered in two proximate quarter-quarter sections of approximately 40 acres each. Six holes were drilled in the NE¼ NE¼ Sec. 16, T20S-R22E, of the Red Top claim to target the Bonanza trend. The three TEM holes were drilled in the SW¼ SW¼ Sec. 10, T20S-R22E, to explore the Ace-in-the Hole/Black Horse targets.

The drill holes samples were analyzed with the Niton XRF analyzer and only samples (or nearby samples) were assayed that had high silver or other metal values. Thus sampling was biased to just mineralized intervals

Other rock samples were collected between 2005 and 2008 from surface outcrops, trenches, mine dumps, and underground workings throughout the project area. Samples were collected from trenches where the Nitron XRF analyzer indicated positive silver values. The XRF analyzer was used across the face of the mine dumps. If values were “good,” grab samples were collected randomly from the dump. Samples from surface outcrops, underground workings, and other sites were collected more randomly. The samples were bagged, labeled, and sealed at the sampling location. The samples were transported to a secure storage container at the office site, and shipped to the laboratory within about one week.

12.2

Conclusions

SRK concludes that the selection of many of the samples analyzed thus far from drilling and surface exposures was inclined toward mineralized areas, as determined by hand-held XRF analyzers. This approach is acceptable, although it may eliminate the opportunity to determine background geochemical values in barren rock and may miss some mineralized intervals. Other samples have been chosen for analysis from selected drill intervals and surface exposures; together the selected samples present a reasonably balance overview of mineralization encountered thus far. SRK recommends going forward that Tombstone Exploration  sample the entire drill hole, not selective to just mineralized zones.

12.3

Recommendations

SRK Consulting makes the following recommendations:

1. Additional drilling, as defined in Section 11.0, should be both inclined and vertical core drilling with sampling on intervals no greater than 10.0 foot or at natural lithologic breaks. Core should be digitally photographed, split or sawn, and the half-core not sampled should be archived. All rejects and pulps will need to be retained for possible metallurgical and mineralogical investigations.

2. Samples should be given an ambiguous number to disguise the sample location.

3. Blanks and standards should accompany each 10 samples, at a minimum.

4. Duplicate samples should be sent to an independent, certified assay laboratory at the rate of one per 10 samples for quality assurance/quality control purposes.

5. Standard Operating Procedures should be developed for all sampling programs to assure that collection, handling, storage, and record-keeping methods are uniform, repeatable, and documentable.

6. For several drill holes, the half-core samples from the entire drill hole should be analyzed

13

SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)

13.1

Sample Preparation

The bagged and sealed sample splits from the RC drill holes were transported to a secure storage shed at the office site by company employees. The dry samples were further reduced by crushing them to 3/4 inch-minus with a “chipmunk” jaw crusher and splitting the crushed sample with a riffle splitter. The crusher and the splitter were both cleaned with a brush and compressed air after preparation of each sample. The sample splits for the laboratory were reduced to approximately 10 lbs or less prior to submission to the laboratory. The prepared samples were bagged, labeled, and sealed and were taken to the analytical laboratory, Mountains States R&D International, Inc. (MSRDI), in Vail, Arizona for analyses by fire assay (gold and silver) and by atomic absorption (AA) (all other analyses) 1. The splits that were not shipped for assay were reduced to approximately 1 lb to be retained for reference at the project site and they are stored in a secure steel shipping storage container.

Laboratory rejects were discarded during the process of reducing sample splits to approximately 1-lb samples for retention. The retained sample splits were derived from the original samples and kept in storage while another split was sent for analysis. The pulps were retained and stored in a locked on-site office building.

Samples collected from other locations in the project area (surface outcrops, mine dumps, trenches, and underground workings) were collected, bagged, labeled, sealed, logged, and transported as described in Section 12. The samples were prepared for storage or for shipment to the analytical laboratory in the following manner: Dry samples were reduced by first crushing them to ¾ inch-minus with a “chipmunk” jaw crusher and then splitting the crushed sample using a riffle splitter. The crusher and splitter were both cleaned with a brush and compressed air after preparation of each sample. Wet samples were dried and then processed in the same manner. The prepared samples were bagged, labeled, and sealed and were taken to MSRDI for analysis. The splits that were not shipped for assay were retained for reference at the project site in a secure storage container.

All sampling and sample preparation of coarse crushed (3/4 in minus) were conducted by employees of Tombstone Exploration Corporation. Sample pulp preparation was conducted at MSRDI.

13.2

Analytical Procedures

All samples were shipped to Mountain States R&D International, Inc. in Vail, Arizona. MSRDI is an Arizona certified assay laboratory. All gold and silver analyses were obtained by fire assay. All other analyses Cu, Pb, and Zn) were obtained by atomic absorption (AA) with standard digestion.

13.3

Quality Control Procedures (QA/QC)

Samples collected from surface sites, trenches, underground workings, and the 2007 drilling program (prior to November 2007) did not include blanks, duplicates, reference standards, or other industry-standard QA/QC procedures.

__________________________

1 Fire assays were conducted by Jacobs Assay Office, Tucson, Arizona in October 2005, October 2007, and December 2007. Many of these assays were check assays. Jacobs are registered assayers.

Quality control procedures began at the Tombstone Project approximately November 2007. Ten samples collected underground from the Santa Ana mine (NE¼ NE¼ Sec. 16, T20S-R22E) on October 30, 2007 were submitted to the laboratory (MSRDI) with blanks and reference standards. The reference samples (MEG Cu-1: 25 ppm Ag, 2.4% Zn, 0.47% Cu) were obtained from Minerals Exploration and Environmental Chemistry, Reno, Nevada. Blanks were prepared by crushing and bagging cinder blocks. Results received for these samples are used to assess the accuracy of the MSRDI analyses. Check samples on the order of 5 to 10 percent of the number of samples were sent to a ALS Chemex, Reno, Nevada and from there were forwarded to their laboratory in Canada for analysis. The pulps that were returned from the primary laboratory were used as the check-sample materials.

13.4

Sample Security

Samples are stored at the company office site in a secure storage container or in the company laboratory, which is locked during nonworking hours.

13.5

ISO 9000 Certification

The two check samples collected by the authors were sent to ALS-Chemex for ICP determined gold and silver analyses, and for standard metals as well. ALS Chemex, at its North American laboratories, holds ISO 9002:1994 and ISO 9001:2000 certifications.

13.6

Conclusions

SRK concludes that the sampling procedures are acceptable and are within industry standards with the exception of initial sample preparation by Tombstone Exploration. Coarse crushed sample preparation onsite by the property owner is not common industry standard practice unless logistics and distance from the labs are a major factor. It may be acceptable going forward, if the newly implemented QA/QC procedures incorporate sufficient checks to demonstrate that the initial sample preparation imparts no contamination or bias.

13.7

Recommendations

SRK Consulting makes the following recommendations:

1. Compare assay results of duplicate samples from two laboratories to determine analytical precision.

2. If sample rejects exist for historical drilling and sampling programs, a quality assurance/quality control program should be conducted to demonstrate that the silver grade reported in the historical database can be verified with assays by independent laboratories using modern analytical techniques.

3. Consult an independent geochemist to establish protocols for the onsite initial sample preparation to verify accuracy, reliability, repeatability, and third party verification that bias and contamination are not involved. In lieu of this, send entire split drill sample intervals to an independent analytical lab for all sample preparations.

14

DATA VERIFICATION (ITEM 16)

Data verification was performed in the field and office, and is described in this section. Historical assay data exist that are impossible to verify because the assay certificates are not available or no longer exist; these data were not used in this report.

14.1

Field Verification of Data

Field verification of the Tombstone Project data has been accomplished by the following procedures:

Visual inspection of alteration, rock types, and structures that crop out at prospects, historic adits, trench sites, and mine dumps at the State of Maine, Bonanza, and other areas of the Property that were examined during a site visit;

Visual verification of the existence of older drill hole collars, mine shafts, rock dumps, and adits;

Assays for two rock samples collected by the authors that confirm silver mineralization; and

Inspection of drill cuttings from RC holes drilled on the Tombstone Property in 2007.

Visual inspection in the field confirms the geology of the west parcel as described in historical reports. Quartz veining, alteration, and sulfide minerals are visible in outcrop. Identification of silver mineralization is often difficult in oxidized weathered outcrops, and so was not directly confirmed in the field, but the analytical results of samples collected by the authors verify silver mineralization was identified in prospects up to 275 ppm Ag. Also visible in the field were a significant number of historical mine roads, dumps, and mine sites.

During the field visit to the Tombstone Property, the authors collected two grab samples of altered and mineralized rock exposed on the wall of an adit. The samples were the best looking examples of mineralization, and were collected for the sole purpose of verifying the presence of anomalous silver. The samples were analyzed for a standard suite of elements by ALS Chemex laboratory using ICP41 for all elements except gold. Gold was analyzed by AA23. Silver was also analyzed by OG41. The check assays are summarized below.

Table 14-1 Tombstone Check Assays Collected by the Authors

Sample Number	Au/AA	Ag/OG	Ba/ICP	Cu/ICP	Mn/ICP	Mo/ICP	Pb/ICP	Zn/ICP
	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
1AM	0.63	275	4040	231	>50,000	31	7300	3880
2CS	0.047	130	3230	216	40,500	18	1785	2020

The above assay values are in accord with surface dump and vein sampling geochemistry reported in the literature and sample results obtained by Tombstone Exploration.

14.2

Office Verification of Data

Office data verification has been accomplished by reviewing the following documents:

•

Assay certificates from commercial analytical laboratories that confirm silver mineralization;

•

Signed and sealed claim report prepared by M.L. Gerrow Land Services, Inc.;

•

Four warranty deeds dated May 20, 1986 conveying mineral rights to Tombstone Silver Mines, Inc. for the following patented lode mining claims: Brother Jonathan, Triple Ex, Lowell, Red Top, Clipper, Merrimac, State of Maine, and May.

•

One quit-claim deed dated March 5, 2007 conveying to Tombstone Exploration Corporation all of Tombstone Silver Mines’ trust’s right, title, and interest in the mineral rights to the patented lode mining claims listed above.

14.3

Conclusions

SRK concludes that the data provided by Tombstone Exploration have been collected and analyzed in accordance with acceptable industry procedures are verifiable and acceptable.

15

ADJACENT PROPERTIES (ITEM 17)

One exploration company has filed claims in the Tombstone mining district adjacent to the Tombstone Exploration Property. Southern Silver, a Canadian-based company (TSX.V: SSV), reported in December 2007 that its Tombstone Project consists of a claim block of approximately 1,800 hectares, and described the project as a “multi-target porphyry/skarn precious and base metals exploration property.” The property is located south of the west parcel held by Tombstone Exploration. Southern Silver reported that “up to 2,000 meters of Phase 1 core drilling is planned to test prospective stratigraphy, structures and a series of mineralized, east-northeast-trending fracture zones.”

There are no other immediately adjacent properties that are relevant to the property position of Tombstone Exploration Corporation.

16

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

Mineral processing and metallurgical testing analyses have not been carried out by Tombstone Exploration. Earlier testing that may have been performed is not available. The Tombstone Property is an early stage exploration project; therefore, until a mineral deposit of potentially economic interest in located, metallurgical testing is not necessary.

17

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

There is no current NI 43-101 compliant resource or reserve estimate for the Tombstone Project.

While Tombstone Exploration considers the historical information in this Technical Report significant and relevant information, Tombstone Exploration is not reporting a current mineral resource or mineral reserve for the Tombstone Property.

The historical production stated in Section 6.0 (History) should not be relied upon as they have not been verified or classified according to CIM resource/reserve categories by a Qualified Person.

18

OTHER RELEVANT DATA AND INFORMATION (ITEM 20)

The Tombstone Project is well situated for potential future development from an infrastructure perspective. It is located 25.5 mi  south of the divided 4-lane Interstate Highway (I-10) at an off-ramp, near a major natural gas pipeline and high voltage transmission lines. The Project location is such that a potential underground mine and other facilities at this location would be well south of the town of Tombstone, which is a National Historic Monument, and would have minimal impact on the town.

Arizona has an active mining industry, such that both state agencies and local communities in southeastern Arizona are familiar with mining activities. and, in the case of the local community, might welcome a renewal of their past mining history.

The Plan of Operations for Exploration Permit 08-111868 that covers Sec. 16, T20S-R22E, has conditions that require the archaeological and native plant surveys prior to commencement of work. The company has received bids on the work, but contracts have not been negotiated as of the date of this report.

While there have been no current socio-economic assessments of the project or any potential development of the project; there are no known or previously identified issues that would materially affect the ability to proceed with further exploration and development work at the project.

19

INTERPRETATION AND CONCLUSIONS (ITEM 21)

The Tombstone Project is a beginning-stage exploration property in an area that generally has been inactive for the past 25 years due to low silver commodity prices. The area had undergone exploration and extensive development during the period 1878 through the 1910s, but activity declined after that. During the 1960s through the 1970s major minerals exploration companies are known to have worked in the area—ASARCO, Inc., Placer Amex, Inc., Newmont Mining Corporation, the Anaconda Company, and Phelps Dodge Corporation—some reportedly in search of porphyry copper mineralization at depth, but their records are not available. During the 1980s, there was limited open-pit mining and heap leaching of low grade silver ores in the Tombstone district proper. Total historical expenditures on the property are not known. Historical “reserve” estimates are not known to exist.

While neither historical nor current NI 43-101 compliant resources and/or reserves have been established, Tombstone Exploration considers the existing project data to be important, substantial, and relevant to the project. In the authors’ opinion, resource estimation is not achievable using the existing historical data.

The Tombstone Property is not well documented; however, the Property today represents an opportunity to develop and pursue exploration concepts and targets for drilling, using the existing historical data for background. Mineralized structures are defined on the Tombstone Property, which upon further definition could be attractive drill targets for structurally controlled silver mineralization. There is also an exploration opportunity for definition of possible extensions to known areas of mineralization, and for development of exploration targets elsewhere in the district.

The Tombstone property will have the inherent opportunity and risk of a beginning-stage exploration property as defined in the sections below.

19.1

Opportunity

The major opportunity at the Tombstone west parcel is to drill define mineralization known to occur along several structural zones, and perhaps to be able to achieve current resource estimation in a 1- to 2-year time frame, following exploratory drilling, geophysical surveying, and detailed geological mapping.

Resource Potential

Basic historical information is available that indicates past production, but information is not available to allow for resource estimation at the Tombstone silver property using current industry standards in resource estimation, and with the limited available data.

19.2

Project Risks

Price Fluctuation

The current price for silver is at a record high for the last 50 years1. Currently the price is over US$20 per oz, nearly four times the commodity price of earlier years, excepting the period of an attempt to corner the silver market (see footnote below). Stability of commodity price and the availability of supplies to meet demand are risk factors for the Tombstone Silver Project.

__________________________

1 An attempt to corner the silver market in 1979-1980 artificially drove up the silver price to more than $20 per oz; the price declined back to the earlier range of $4-$5 per oz by 1990 (U.S. Geological Survey, 1998, Metal Prices in the United States Through 1998).

Geology and Resource Estimation

Exploration targets of interest at this point in time are silver-bearing sturctural zones. It is known in the district and in one drill hole on the Property that silver mineralizaiton does exist below the water table; however, it is not known to what extent silver mineralization of economic interest might be present.

A silver mineralized deposit has not yet been drill defined by Tombstone Exploration. A resource estimation for the Tombstone Property is premature, pending exploration drilling that defines such a mineralized deposit. There are many variables in the resource estimation process that are risks in achieving a desirable resource estimate, and include the variability of assay grades. Replication of historical sample values with new samples and currently acceptable analytical procedures would aid in the confidence level of resource estimation. There is no guarantee that a resource of sufficient size to be of economic interest to Tombstone Exploration can be achieved using today’s methodologies for estimation.

20

RECOMMENDATIONS (ITEM 22)

Summary

To advance the Tombstone Project to the next logical step of project development will require ad-ditional data acquisition by drilling, assaying, geologic mapping, and geophysical surveys. A resource estimation by current industry standards and NI 43-101 Technical Report update would follow.

SRK recommends the geological concepts and exploration targets can be pursued by a program of mapping, sampling and primarily drilling, for a minimum estimated cost of approximately $850,000.

20.1

Geological Mapping and Sampling

A program of continued mapping and sampling is recommended. All data should be incorporated into a GIS database using ArcGIS or similar software. Compilation of all geological, geochemical and structural information, coupled with appropriate geophysical data should be done to define drill targets and refine current defined mineralized structures

20.2

Drilling

It is strongly recommended that an extended program of vertical and inclined core drilling be conducted at the Tombstone Property. Drilling would be aimed at determining mineralization grades and fissure vein characteristics such as horizontal and vertical extent, relationships to other veins, widths and depths below the water table. It would also provide geotechnical information, samples for bulk density measurements, and samples for preliminary metallurgical testing. It is difficult to say how many drill holes would be indicated. A program is suggested that would include a minimum of five 1000-foot core holes along existing mineralized structural zones to define depth potential below the water table. A program of twenty 500-ft drill holes (RC) can be used to explore along strike of mapped extensions to known structures. Drilling should not be done until all geological and geophysical information is compiled and evaluated to thoroughly evaluate and define drill targets.

20.3

Other Geological and Metallurgical Work

Initial rock mechanics data should be obtained on drill core samples (RQD data, compressive strength, along with representative specific gravities) as an integral part of the drilling program. Initial metallurgical testing can be done on new drill core as well. The aim of the metallurgical testing is to evaluate minimum preliminary indications of possible metal recoveries.

20.4

Proposed Budget

The recommended Phase I programs for Geology-Geophysics, Drilling, and Geotechnical Studies can be completed in a 12 month time period for a minimum expenditure of approximately $850,000, as itemized in Table 20-1. This is a minimum budget for direct expenses on the property, and does not include personnel or the owner’s costs for land, fencing, and other similar expenditures.

A Phase II program (contingent upon completing Phase I) would include extensive additional definition drilling, and assuming success in defining a mineral deposit of potential economic interest, a resource estimation. The scope of Phase II work will depend entirely upon the results of the drilling in Phase I. Therefore, the estimated time and cost for Phase II work could be approximately an additional 12 months and cost $1,000,000.

Table 20-1 Phase I Proposed Budget

Work	Time to Complete	Amount
Geological mapping, sampling, compilation	3 to 4 months	$ 50,000
Geophysical surveys (IP/Resistivity if warranted)	1 month	$ 30,000
Core Drilling (5 holes for 5,000 ft @ $70/ft)	6 months	$ 350,000
RC Drilling (20 holes for 10,000 ft @ $20/ft)	6 months	$ 200,000
Assays (5,000 samples @ $20 each)		$ 100,000
Geotechnical studies	concurrent	$ 5,000
Aerial photography/photogrammetry (for mapping)	concurrent	$ 20,000
Preliminary metallurgical testing	3 months	$ 20,000
Project management, travel, etc.		$ 75,000
TOTAL	12 months	$ 850,000

21

REFERENCES (ITEM 23)

Anderson, C.A., 1968, Arizona and adjacent New Mexico, in Ridge, J.D., ed., Ore deposits of the United States, 1933-1967: Trans. AIME, p. 1163-1190.

Anthony, J.W., and others, 1995, Mineralogy of Arizona, 3rd. ed.: 377 p.

Arizona Bureau of Mines, 1969, Mineral and Water Resources of Arizona—Part I, Geology and Mineral Resources (Prepared by USGS and ABM) and Part II, Water Resources (Prepared by USGS) (reprinted 1975): Univ. of Ariz., Ariz. Bur. Mines Bull. 180; 638 p.

Arizona Geological Survey, 1988, Field trip guide book to the Tombstone area.

Austin, W.L.., 1883, Silver milling in Arizona: Transactions AIME, v. 11, p. 91-106.

Blake, W.P., 1882, The geology and veins of Tombstone, Arizona: Transactions AIME, v. 10, p. 334-345.

——1902, Tombstone and its mines—A report upon the past and present condition of the mines of Tombstone, Cochise County, Arizona: Report prepared for the Development Company of America: New York, 83 p.

——1904, Tombstone and its mines: Transactions AIME, v. 34, p. 668-670.

Butler, B.S., Wilson, E.D. and Rasor, C.A., 1938, Geology and ore deposits of the Tombstone district, Arizona: Univ. Ariz., Ariz. Bur. Mines Bull. 143, 114 p., 25 supplement maps.

Butler, B.S. and Wilson, E.D., 1938, Structural control of the ore deposits at Tombstone, Arizona: Univ. of Arizona, Ariz. Bureau of Mines Bull. 145, p. 104-110.

Church, J.A., 1887, Concentration and smelting at Tombstone, Arizona: Transactions AIME, v. 15, p. 601-613.

——1903, The Tombstone, Arizona, mining district: Transactions AIME, v. 33, p. 3-37.

Devere, Jr. B.J., 1978, The Tombstone mining district—history, geology and ore deposits: New Mexico Geol. Soc. Guidebook, 29th Field Conference, Land of Cochise, p. 315-320.

Farnham, L.L., Stewart, L.A., and DeLong, C.W., 1961, Manganese deposits of eastern Arizona (Tombstone District, p. 24-37): U.S. Bureau of Mines Information Circular 7990, 178 p.

Force, E.R., 1996, The Bisbee group of the Tombstone Hills, southeastern Arizona—stratigraphy, structure, metamorphism, and mineralization: U.S. Geological Survey Bull. 2042–B, p. B1–B22.

Finlay, J.R., 1920, Early output of Tombstone, in The Cost of Mining—A discussion of the production of minerals with remarks on the geologic, social and economic foundations upon which it rests: New York, McGraw-Hill Book Company, Inc., 529 p.

Galbraith, F.W., 1947. Minerals of Arizona: Univ. Ariz., Ariz. Bur. Mines Bull. 153, 101 p.

Gilluly, James, 1956, General geology of central Cochise County, Arizona: U.S. Geological Survey Prof. Paper 281, 169 p.

Gilluly, J., Cooper, J.R., and Williams, J.S., 1954, Late Paleozoic stratigraphy of central Cochise County, Arizona: U.S. Geological Survey Prof. Paper 266, 49 p.

Goodale, C.W., 1889, The occurrence and treatment of the argentiferous manganese ores of Tombstone district, Arizona: Transactions AIME, v. 17, p. 767-777.

Hamilton, Patrick, 1884 (3rd edition), The resources of Arizona, its mineral, farming, grazing and timer lands; its history, climate, productions, civil and military government, pre-historic ruins, early missionaries, Indian tribes, pioneer days, etc., etc.: San Francisco, A.L. Bancroft & Company, Printers, 414 p.

Hattich, William, 1903, Tombstone: Tombstone Daily Prospector (reprinted 1981): Univ. of Oklahoma Press, 56 p.

Hollyday, E.F., 1963, A geohydrologic analysis of mine dewatering and water development, Tombstone, Cochise County Arizona: Univ. Ariz., unpublished MS Thesis, 90 p.

InfoMine, 2008, www.infomine.com, accessed 1 April 2008.

Kitco, 2008, www.kitco.com, accessed 15 April 2008.

Lipman, P.W. and Sawyer, D.A., 1985, Mesozoic ash-flow caldera fragments in southeastern Arizona and their relations to porphyry copper deposits: Geology, v. 13, p. 652–656.

Mine Data, 2008, Listing of historic mines of the Tombstone district: http://www.mindat.org/lsearch.php?loc=tombstone, web site accessed January 24, 2008.

Needham, A.B. and Storms, W.R., 1956, Investigation of Tombstone district manganese deposits, Cochise County, Arizona: U.S. Bureau of Mines Report of Investigation 5188, 34 p.

Newell, R.A., 1974, Exploration geology and geochemistry of the Tombstone-Charleston area, Cochise County, Arizona: Stanford Univ., unpublished PhD. Dissertation, 162 p.

Ransome, F.L., 1920, Deposit of manganese ore in Arizona—Bisbee and Tombstone district, Cochise County: U.S. Geological Survey Bull. 710, p. 96-119.

Romsolo, T.M. and Ravitz, S.F., 1947, Arizona manganese-silver ores: U.S. Bureau of Mines Report of Investigations 4097, 13 p.

Sarle, C.J., 1928, Report on the Mellgren mines, Tombstone mining district, Cochise County, Arizona, with contributions by V.G. Mellgren: unpublished report obtained from the files of the Arizona Department of Mines and Mineral Resources, Phoenix, 39 p.

Steward, L.A. and Pfister, A.J., 1960, Barite deposits of Arizona (Cochise County, p. 7-12): U.S. Bureau of Mines Report of Investigations 5651, 89 p.

U.S. Census Bureau, 2008, Populations of Tombstone, Arizona and Tucson, Arizona: http://quickfacts.census.gov/qfd/states/04/0477000.html, web site accessed January 28, 2008.

U.S. Geological Survey, 1999, Metal prices in the United States through 1998: U.S. Geological Survey, http://minerals.usgs.gov/minerals/pubs/metal_prices/index.html, web site accessed January 29, 2008.

U.S. Historical Climatology Network, 2008, Historical climate data for Tombstone: http://cdiac.ornl.gov/epubs/ndp/ushcn/new-ushcn.html, web site accessed Jan 23, 2008.

Weller, Roger, 2008, Geology web site: http://skywalker.cochise.edu/wellerr/geology, accessed 17 March 2008.

Wilson, Eldred D., 1962, A résumé of the geology of Arizona: Univ. of Ariz., Ariz. Bur. Mines Bull. 171; 140 p.

22

CERTIFICATES OF AUTHORS (ITEM 24)

Allan V. Moran, Principal Geologist

SRK Consulting (U.S.) Inc.

3275 W. Ina Rd, Suite 240

Tucson, Arizona, U.S.A. 85741

Phone: 520-544-3688

Email: amoran@srk.com

CERTIFICATE of AUTHOR

1.

I, Allan V. Moran, a Registered Geologist and a Certified Professional Geologist, do hereby certify that:

2.

I am currently employed as a consulting geologist to the mining and mineral exploration industry, as Principal Geologist with SRK Consulting (U.S.) Inc, with an office address of 3275 W. Ina Rd., Tucson, Arizona, USA, 85741.

3.

I graduated with a Bachelors of Science Degree in Geological Engineering from the Colorado School of Mines, Golden, Colorado, USA; May 1970.

4.

I am a Registered Geologist in the State of Oregon, USA, # G-313, and have been since 1978.

5.

I am a Certified Professional Geologist through membership in the American Institute of Professional Geologists, CPG - 09565, and have been since 1995.

6.

I have been employed as a geologist in the mining and mineral exploration business, continuously, for the past 35 years, since my graduation from university.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. The Technical Report is based upon my personal review of the information provided by the issuer. My relevant experience for the purpose of the Technical Report is:

Vice President and U.S. Exploration Manager for Independence Mining Company, Reno, Nevada, 1990-1993

Manager, Exploration North America for Cameco Gold Inc., 1988-2002

Exploration Geologist in Nevada for Freeport McMoRan Gold, 1980-1988

Exploration Geologist involved with tungsten exploration in Idaho and Montana, 1971-1972

Mine Geologist for Molycorp, Questa, New Mexico, 1973-1975

7.

I am responsible for the content, compilation, and editing of all sections of the technical report titled Tombstone Exploration Project, Cochise County, Arizona, and dated April 18, 2008(the “Technical Report”) relating to the Tombstone Project. I have personally visited the Tombstone Project in the field on February 6, 2008.

8.

I have not had prior involvement with the property that is the subject of the Technical Report.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.

I am independent of the issuer applying all of the tests in Item 1.4 of National Instrument 43-101.

11.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

Dated in Tucson, Arizona, this Friday, April 18, 2008.

Signature of Qualified Person

“signed”

“sealed”

/s/ Allan V. Moran

Allan V. Moran

Printed Name of Qualified Person

Claudia Stone, Senior Environmental Geologist

SRK Consulting (N.A.), Inc.

3275 West Ina Road, Suite 240

Tucson, Arizona, U.S.A. 85741

Phone: 520-544-3688

Email: cstone@srk.com

CERTIFICATE of AUTHOR

1.

I, Claudia Stone, a Registered Geologist and a Certified Professional Geologist, do hereby certify that:

2.

I am currently employed as a geologist to the mining and mineral exploration industry as a Senior Environmental Geologist with SRK Consulting (U.S.) Inc.

3.

I graduated with a Bachelors of Arts Degree in Journalism from Marquette University, Milwaukee, Wisconsin, USA, in May 1961 and a Master of Science degree in Geology and Geophysics from the University of Hawaii, Honolulu, USA, in May 1977.

4.

I am a Registered Geologist in the state of Arizona, USA, No. 16483, since 1984

5.

I am a Professional Geologist in the state of California, USA, No. PG-4447, since 1988.

6.

I am a Certified Professional Geologist through membership in the American Institute of Professional Geologists, No. CPG - 06048, and have been (with a lapse period) since 1982.

7.

I have been employed as a geologist over the past 34 years, since my graduation from university.

8.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. The Technical Report is based upon my personal review of the information provided by the issuer. My relevant experience for the purpose of the Technical Report is:

•

Senior Environmental Geologist, SRK Consulting (N.A.), Inc., 2006-2008.

•

Consulting Geologist to the mining industry, 2005-2006.

•

Consulting Geologist, Shell Minerals, 1984.

•

Exploration Geologist, Arizona Geological Survey (formerly Arizona Bureau of Geology and Mineral Technology), Tucson, AZ 1978-1983.

9.

I am responsible, as a co-author, for the content, compilation, and editing of all sections of the technical report titled Tombstone Silver Project, Cochise County, Arizona, and dated April 18, 2008 (the “Technical Report”) relating to the Tombstone Project. I have personally visited the Tombstone Project in the field on February 6, 2008.

10.

I have not had prior involvement with the property that is the subject of the Technical Report.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.

I am independent of the issuer applying all of the tests in Item 1.4 of National Instrument 43-101.

13.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

14.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

Dated in Tucson, Arizona, this Friday, April 18, 2008.

Signature of Qualified Person

“signed”

“sealed”

/s/ Claudia Stone

Claudia Stone

Printed Name of Qualified Person